FUTURE-FIT

2022 // INTEGRATED REPORT

FLUOR®



FLUOR'S SUPPLIER CONNECT EVENT
// CALGARY, CANADA

TABLE OF CONTENTS

// THIS YEAR AT FLUOR

In 2022, we transitioned from a traditional annual report that focuses on financial performance to that of an integrated report that seeks to provide a balanced account of Fluor's financial and non-financial objectives and results. This approach better aligns to our internal decision-making and integrated management processes. We believe this provides all of our stakeholders with a more holistic overview of our performance and key milestones.



// CHAIRMAN AND CEO REFLECTIONS

A *FUTURE*-FIT FLUOR



Dear stakeholders,
Our 2022 fiscal year required the collective resilience and focus of each member of the global Fluor team. Despite a prolonged pandemic, geopolitical uncertainty, energy price volatility, higher inflation and supply chain disruptions, we persevered in adding value for all our stakeholders.



"WE HAVE DEMONSTRATED OUR RESILIENCE, CONTINUED OUR GROWTH TRAJECTORY AND REMAIN STEADFAST IN TAKING ACTION TODAY TO ACHIEVE A *FUTURE*-FIT FLUOR."

DAVID E. CONSTABLE
// CHAIRMAN AND
CHIEF EXECUTIVE OFFICER



DELIVERING ON OUR STRATEGY

For Fluor, the macroenvironment volatility and the socioeconomic realities brought into sharp focus the need for us to continue to deliver on our *'building a better future'* strategy. In 2021, we laid the foundations of our strategy reset and business turnaround and the need to be a forward-focused organization — one that responds with agility and purpose to the fluctuations in our global and regional operating contexts. Our growth trajectory is driven by four strategic priorities:

1 We **foster a high-performance culture with purpose** by advancing our diversity, equity and inclusion (DE&I) efforts, promoting social progress, advancing sustainability and delivering execution excellence.

2 We **drive growth across our portfolio** by expanding into markets outside of the traditional oil and gas sector, including energy transition and chemicals, critical minerals, life sciences, advanced technology, digitalization, government services and infrastructure.

3 We **pursue contracts with fair and balanced terms** that are risk-adjusted and reward Fluor for value.

4 We **reinforce financial discipline** by maintaining a strong cash position and by generating predictable cash flow and earnings.

Our strategic intent

Our strategy and its four priorities are further underpinned by our strategic intent to be the preeminent leader in professional and technical solutions while maintaining our global leadership in the engineering and construction industry. Delivering on our strategic priorities creates long-term value for our stakeholders. This moves us closer to being a trusted advisor to our clients, being the industry's employer of choice, making Fluor an attractive investment proposition and providing a positive impact on society.

Our future-fit approach

'Future-fit' is a recognized concept that balances people, profit and planet (commonly referred to as the triple bottom line) in all decision-making. Within Fluor, 'future-fit' describes:

• how our decision-making within the organization is informed by both financial and non-financial considerations;

• our forward-focus of setting the organization up for its long-term, future success and creates stakeholder value; and

• our holistic approach to considering all aspects of the company and its societal impact in a consistent and integrated manner, taking into account two additional elements of partnerships and projects.



THE KEY ELEMENTS THAT INFORM OUR COORDINATED DECISION-MAKING AND WAY OF DOING BUSINESS

 **People** (our employees, their safety and wellbeing, and an inclusive culture)

 **Profit** (our financial performance and business resilience)

 **Partnerships** (our supply chain, business partner and community relationships)

 **Projects** (our safety culture and our commitment to our clients)

 **Planet** (our sustainable solutions to protect the environment)

On behalf of Fluor Corporation, I am pleased to present our inaugural integrated report. As the name suggests, an integrated report provides our stakeholders with both our financial and non-financial performance metrics for our 2022 financial year in a single document. While our traditional annual reports were focused on our shareholders and investors, this integrated report aims to address the interests of our entire stakeholder base that includes our employees, clients, communities and society at large.

Our financial and non-financial performance

Our strong organizational results for 2022, summarized in the integrated performance infographic in this report, are indicative of the strength, relevance and resilience of our *'building a better future'* strategy.

Our new awards for the year totaled $19.8 billion, nearly double from a year ago, which contributed to a 25% increase in ending backlog of $26.0 billion. This is an important inflection point for our company and sets us up for solid growth in 2023 and beyond.

I am also pleased with the progress we have made on multiple other fronts, including:

- **Elevating our employees' overall wellbeing** with a holistic approach that focuses on mental health by promoting empathy and our Safer Together culture to encourage employees to care for one another. As an example, in early September, as an organization and a Fluor community, we participated in STAND UP for Suicide Prevention campaigns.

- **Expanding into a spectrum of energy transition markets** such as renewable fuels, clean power, critical minerals, battery chemicals and other carbon reduction opportunities. This growth has been accomplished while fundamentally de-risking the portfolio through a disciplined pursuit of contracts that appropriately distribute risk.

- **Advancing our Net Zero 2023 commitment** by implementing a variety of emission-reduction initiatives across the company. In addition, to offset current emissions, we invested in the Rimba Raya Biodiversity Reserve Project, which serves to protect peat swamp forests in Indonesia from being converted to palm oil plantations.

- **Pivoting to our fair and balanced contract model** and pursuing higher margins for our technical talent. I am also encouraged by the response of our clients, who value our role and recognize the challenges involved in executing their highly complex projects.

- **Taking strides in promoting a diverse and inclusive culture** where people are engaged and feel they belong. We have established Inclusion Councils and Employee Resource Groups across the globe to advance opportunities and promote equity. Our growth trajectory is underpinned by a DE&I focus as we hired 70% more people in 2022 when compared to 2021.

- **Revitalizing our capital structure** by continuing to reduce debt with a net debt-to-capitalization ratio at less than 35% versus our strategic goal of 20% to 40%. Currently, we are the majority investor in NuScale, a now public small modular reactor company that provides safe, reliable and carbon-free energy. Looking ahead, we intend to further monetize our interest in NuScale to enhance our capital structure.

 *The above highlights are covered in more detail on pages 16 to 31 of this report.*



WHEN CRISES OCCUR, FLUOR RESPONDS.

Through the generosity of our employees and the Fluor Foundation, we provided **support to Ukrainians** — both inside and outside of the country — including helping with temporary shelter, food, and emergency and medical supplies.

We **supported the U.S. government's Operation Allies Welcome** in which we assisted with the resettlement of more than 7,100 Afghan evacuees in the United States, in a matter of weeks. Taking into account cultural considerations, we helped with establishing mosques, preparing halal meals, offering English classes and building recreational facilities.

Additionally, in 2022, we supported our communities by **contributing more than $7.6 million to community programs, while our Fluor employees volunteered nearly 22,500 hours to local initiatives,** a 94% increase versus 2021.

As a testament to our purpose to *build a better world*, stepping in to help others and to strengthen the communities around us is part of Fluor's DNA.



OUR 2022 FINANCIAL PERFORMANCE HIGHLIGHTS

During the year, we regained the trust of our stakeholders, as we reduced our debt, de-risked our backlog and restored confidence in our balance sheet. The following summarizes a few of our key financial highlights.

- **Doubled new awards** as compared to 2021 with a book-to-burn ratio of 146% (2021: 76%).

- **Maintained a steady cash balance** of $2.6 billion (including NuScale cash) (2021: $2.33 billion).

- **Reduced our debt** by $597 million over the last two years and have lowered our net debt-to-capitalization ratio from 55% to less than 35%, meeting our strategic goal of 20% to 40%.

- **Realized cost optimization** results with $110 million (2021: $52 million) in run-rate savings achieved.

- **Secured an improved credit rating.**

Through our many achievements, community outreach, and solid financial and non-financial performance, we have demonstrated our resilience, continued our upward trajectory and remained steadfast in taking action today to be a future-fit Fluor.

In delivering on our reset strategy and with a renewed sense of conviction permeating throughout the company, I am excited about the opportunities that lie ahead. While uncertainties remain, our clients are developing capital plans that look out several years and decades into the future to meet their customer demands and broader societal needs. And our clients trust us to partner with them to deploy their capital and build a better world.

25% increase in ending backlog of **$26.0 BILLION**

$19.8 BILLION in new awards

Advancing our **NET ZERO 2023** commitment

My personal appreciation

Achieving the progress we have made, in some instances well ahead of plan and in other instances despite the challenging operating environment, is only possible through the work of our global team. Throughout this report, our Fluor Management Team (FMT) showcase the strides taken by their teams across a range of noteworthy projects, programs and initiatives under each of our four strategic priorities. To the entire Fluor team, thank you for your dedication and commitment to the company and our stakeholders. I would also like to commend our FMT for their leadership during our strategy reset and business turnaround, which served to strengthen our relationships with our stakeholders when they were most critical.

I wish to express my deep gratitude to our board of directors, whose experience and support are immeasurable. Open dialogue and robust debate are invaluable attributes for a board and a critical part of how we create stakeholder value. Thank you for your time, insight and wisdom.

Fluor would not exist without our clients. Thank you for entrusting us with your most important capital programs to build a better world. And finally, thank you to our shareholders and investors for continuing to believe in our value proposition.

Although the global outlook remains an uncertain and challenging one, I believe that the work undertaken over the past two years has positioned Fluor to benefit from the upward cycle in the market. Our agility and resilience, which have been honed in recent years, will enable us to be future-fit and to capitalize on our opportunities.

Be well and stay safe.

David E. Constable
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FLUOR CORPORATION

// OUR 2022 YEAR IN REVIEW

Our strong performance during 2022 is indicative of the strength, relevance and resilience of our *'building a better future'* strategy. As part of our integrated reporting approach, in this infographic, we highlight a few of our key financial and non-financial metrics.



2 MILLION hours of STEM* training for **200,000** students and teachers

*Science, technology, engineering and mathematics

PEOPLE

26 SILVER MEDALLIONS for employees performing life-saving actions

11 Inclusion Councils and **55** Employee Resource Group Chapters globally

24,000 TREES PLANTED on **4** CONTINENTS

PLANET

≈20,000 PEOPLE RECEIVED ENVIRONMENTAL EDUCATION

25% reduction in Scopes 1 and 2 from 2017 through 2021

OVER 170 energy transition feeds and studies performed since 2021



PROJECTS

Fluor's clients produce **100,000** barrels per day of renewable fuels

PARTNERSHIPS

38 YEARS Fluor has supported the Construction Industry Institute

C2V INITIATIVE 2nd-year cohort mentoring 8 startups for carbontech acceleration

7,000 Afghan refugees supported during Operation Allies Welcome

FIRST COPPER achieved at Quellaveco mining project

Fluor partners with employees to donate **$7.6 MILLION** to charity

LAX APM receives **ENVISION GOLD AWARD** from the Institute for Sustainable Infrastructure

$13.7 BILLION in revenue (2021: $14.2 billion)

PROFIT

63% of backlog is reimbursable (2021: 41%)

$19.8 BILLION in new awards (2021: $9.97 billion)

$427 MILLION segment profit (2021: $415 million)

// OUR *FUTURE*-FIT ORGANIZATION



OUR PURPOSE AND VISION

Our *purpose,* to *build a better world,* echoes our ambition.

Our *vision* states that *as a valued partner, we deliver innovative and sustainable solutions that enable all our stakeholders to flourish.* This aligns our organization for success and underscores a commitment to ensuring we are forward-thinking, results-driven and viable for future generations. The work we do, the people we inspire and the communities we invest in fuel innovation and growth.



OUR CORE VALUES

Our core values act as our behavioral compass, and our employees live them every day. We embrace these core values, and they guide us as we build a better world.

SAFETY

We Care For Each Other.

Living Safer Together promotes the well-being of all people, our communities and the environment.

INTEGRITY

We Do What Is Right.

Trust, accountability, and fairness define our character.

TEAMWORK

We Work Better Together.

Collectively, we thrive when we include, respect and empower one another.

EXCELLENCE

We Deliver Solutions.

Our high-performance teams embrace opportunities, solve challenges and continuously improve.



OUR ORGANIZATIONAL COMPOSITION

Our 40,000 employees execute projects globally, serving clients in more than 60 countries. We are committed to meeting the needs of our clients with safety, quality, reliability and sustainability.

Our six areas of professional and technical solutions combined with our 1,300 subject-matter experts, 1,200 active patents and 15 licensed technologies are value-creation drivers for our clients.

  

DESIGN

Advanced Process Modeling | Conceptual Design | Estimating | Feasibility Studies | Permitting | Process Simulation | Project Financing | Routing | Scope Definition | Siting | Technology/License Evaluation

ENGINEERING

Advanced Work Packaging | Cost Control | Detailed Engineering | Fabrication | Front-End Engineering | Modular Construction | Planning & Scheduling | Process Simulation | Safety Planning | Systems Integration

PROCUREMENT

Contracts Management | Expediting | Fabrication | Logistics | Low-Cost Country Sourcing | Materials Management | Purchasing | Requirements Planning | Supplier Quality | Staffing Resources | Warehousing

  

FABRICATION

Contractor Management | Material Control | Modular Construction | Purchasing | Quality Control | Safety Programs | Sourcing

CONSTRUCTION

Construction Management | Contractor Management | Craft Staffing & Training | Equipment, Tools & Fleet Services | Field Mobilization | Modular Construction | Project & Program Management | Quality Control | Rigging | Safety Programs | Scaffolding | Self-Perform Construction | WorkFace Planning

STARTUPS & MAINTENANCE SERVICES

Commissioning | Engineering Support | Initial Production | Operations & Maintenance | Plant Readiness | Precommissioning | Systems Checkout | Turnover | Validation



OUR GLOBAL REACH

Fluor offers a full range of services spanning six continents, to address the specific needs of our many end markets by harnessing the tremendous strengths of our global network. This level of versatility and teamwork supports our reputation for taking complex megaprojects from concept to completion — even as economic and competitive dynamics change.



FLUOR'S GLOBAL PRESENCE



FLUOR EUROPEAN FOOTBALL TOURNAMENT
//ANTWERP, BELGIUM

OUR BUSINESS SEGMENTS

Fluor's diversified portfolio is organized into three business segments:

> ### ENERGY SOLUTIONS

> ### MISSION SOLUTIONS

> ### URBAN SOLUTIONS

ENERGY SOLUTIONS

Our Energy Solutions group focuses on supporting our clients as they meet the world's growing energy demands. The group also pursues new opportunities emerging in the energy transition markets, including carbon capture, green chemicals, hydrogen, biofuels and other low-carbon energy sources.

This business segment continues to be an engineering and construction leader in the oil, gas and petrochemical industries, as well as nuclear power through its four business lines:

- **CHEMICALS;**
- **LIQUIFIED NATURAL GAS (LNG);**
- **PRODUCTION & FUELS; AND**
- **NUCLEAR PROJECT SERVICES.**



LNG CANADA
//KITIMAT, BRITISH COLUMBIA, CANADA

MISSION *SOLUTIONS*

Our Mission Solutions group serves federal agencies across the U.S. government and select international governments. Primary U.S. clients include the Department of Energy, the Department of Defense, the Federal Emergency Management Agency and intelligence agencies.

In addition to technology-enabled solutions, the group maintains and operates the U.S. government's highest-profile nuclear sites, manages the world's largest supply of emergency crude oil and supports tens of thousands of military personnel.

This business segment focuses on innovation and dependability and has continued to provide growth opportunities in both existing and adjacent markets that are served through its three business lines:

- **DEFENSE;**
- **INTELLIGENCE; AND**
- **NUCLEAR & CIVIL.**

URBAN *SOLUTIONS*

Our Urban Solutions group focuses on the growing demands related to urbanization by building resilient supply chains for clients who convert raw materials into finished products and deliver them to urban centers.

This business segment's innovative and sustainable solutions support a wide variety of industries through its five business lines:

- **ADVANCED TECHNOLOGIES & LIFE SCIENCES;**
- **INFRASTRUCTURE;**
- **MINING & METALS;**
- **PLANT & FACILITY SERVICES; AND**
- **TRS STAFFING SOLUTIONS.**



SAVANNAH RIVER NUCLEAR SOLUTIONS
//AIKEN, SOUTH CAROLINA



GREENLINE PROJECT
//BOSTON, MASSACHUSETTS

// OUR *FUTURE*-FIT LEADERSHIP
BOARD OF DIRECTORS



Alan M. Bennett
// DIRECTOR SINCE 2011

Lead independent director; chair of the Audit Committee and member of the Executive and Organization and Compensation Committees.



H. Paulett Eberhart
// DIRECTOR SINCE 2020

Member of the Organization and Compensation and Commercial Strategies and Operational Risk Committees. With former board service from 2010 to 2011.



Rosemary T. Berkery
// DIRECTOR SINCE 2010

Chair of the Governance Committee and member of the Executive and Audit Committees.



James T. Hackett
// DIRECTOR SINCE 2016

Chair of the Organization and Compensation Committee and member of the Executive and Commercial Strategies and Operational Risk Committees. With former board service from 2001 to 2015.



David E. Constable
// CHAIRMAN AND
CHIEF EXECUTIVE OFFICER,
DIRECTOR SINCE 2019

Chair of the Executive Committee.

 **KEY BOARD RESPONSIBILITIES**

- Advising and counseling management regarding significant issues facing the company, including on its business turnaround plans and strategy reset.
- Assessing senior management succession planning, taking into account diversity, equity and inclusion considerations.
- Overseeing the company's integrity, ethics and compliance with laws.
- Evaluating and shaping the company's overall strategy and long-term strategic goals.
- Monitoring operating results and financial performance and overseeing financial reporting and the inclusion of certain non-financial (environmental, social and governance) metrics.
- Understanding and assessing risks to the company, taking into account, among others, the four megatrends identified in 2021.
- Overseeing and guiding the company's engagement with key constituents, including shareholders, employees and communities.
- Engaging in succession planning for the board to enhance diversity of thinking and experience and gender and ethnic diversity.
- Nominating directors and shaping effective corporate governance, taking into account global best practice.



Thomas C. Leppert
// DIRECTOR SINCE 2019

Member of the Governance and Commercial Strategies and Operational Risk Committees.



Armando J. Olivera
// DIRECTOR SINCE 2012

Chair of the Commercial Strategies and Operational Risk Committee and a member of the Executive and Governance Committees.



Teri P. McClure
// DIRECTOR SINCE 2020

Member of the Audit and Governance Committees.



Matthew K. Rose
// DIRECTOR SINCE 2014

Member of the Audit and Organization and Compensation Committees.



The board is highly engaged in assessing environmental, social and governance (ESG) matters and regularly receives updates on our performance, initiatives and challenges. Each of the board's committees has specific responsibilities related to ESG matters detailed in its charter.

Audit Committee:
- Oversees compliance with legal and regulatory requirements.
- Reviews and discusses the company's enterprise risk management process and significant enterprise risks.

Commercial Strategies and Operational Risk Committee:
- Reviews and discusses commercial strategies and operational risks, significant prospective and current projects, and major strategic and operational risks related to such projects.

Governance Committee:
- Receives management reports regarding ESG programs, initiatives and metrics, including public reporting on these topics, policies and progress toward key ESG objectives, and operational, regulatory, and reputational risks and impacts of ESG matters on the company.
- Reviews policies and procedures relating to charitable, educational and political contributions.
- Oversees board composition, qualifications and diversity.

Organization and Compensation Committee:
- Plays a key role in human capital management and diversity, equity and inclusion, overseeing strategic employment and workplace policies, practices and outcomes, including those relating to equal employment opportunity; nondiscrimination; diversity in the workplace; and environmental, health and safety policies.

// OUR *FUTURE*-FIT LEADERSHIP
FLUOR MANAGEMENT TEAM



2022 FLUOR MANAGEMENT TEAM HIGHLIGHTS

Ensuring financial stability
We reduced our debt by $597 million over the last two years and have lowered our net debt-to-capitalization ratio from 55% to less than 35%, meeting our strategic goal of 20% to 40%.

Promoting people and project successes
• Fluor is providing engineering services for the world's most technologically advanced sustainable aviation fuel and renewable diesel hub. The world energy renewables facility will produce 25,000 barrels per day of renewable fuel.

• Fluor and Microsoft broke ground on a new data-center project in Hyderabad, India. The project includes 48-megawatt hyperscale data centers, for which Fluor is providing engineering, procurement and construction management services.

• We accomplished first copper from Anglo America's Quellaveco mining project in Peru. The mine will increase Peru's copper production by approximately 10% and provide over 2,500 direct jobs.

Fostering a sustainability mindset
To support our carbon offsetting efforts, our Sustainability Committee evaluated and selected Rimba Raya, a biodiversity reserve project that serves to protect and preserve tropical lowland peat swamp forests from being converted to palm oil. This is expected to avoid emissions by nearly 130 million metric tons of carbon dioxide equivalent.

Driving diversity, equity and inclusion
We expanded our regional Inclusion Councils to 11. We conducted two global Days of Understanding in cooperation with CEO Action and with over 2,500 participants.



1 David E. Constable
// CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Mr. Constable is Chairman and Chief Executive Officer of Fluor Corporation and has been a member of the board of directors since 2019. Mr. Constable first joined the company in 1982.

2 Joe Brennan
// EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER
Mr. Brennan has been Executive Vice President and Chief Financial Officer since July 2020. Mr. Brennan joined the company in 1991.

3 Jim Breuer
// GROUP PRESIDENT, ENERGY SOLUTIONS
Mr. Breuer has been Group President, Energy Solutions, since January 2021. Mr. Breuer joined the company in 1993.

4 Al Collins
// GROUP PRESIDENT, CORPORATE DEVELOPMENT AND SUSTAINABILITY
Mr. Collins has been Group President, Corporate Development and Sustainability, since January 2021. Mr. Collins joined the company in 1994.



5   **Tom D'Agostino**
// GROUP PRESIDENT, MISSION SOLUTIONS
Mr. D'Agostino has been Group President,
Mission Solutions, since January 2021.
Mr. D'Agostino joined the company in 2013.

6   **Stacy Dillow**
// EXECUTIVE VICE PRESIDENT,
CHIEF HUMAN RESOURCES OFFICER
Ms. Dillow has been Executive Vice President
and Chief Human Resources Officer since 2019.
Ms. Dillow first joined the company in 1996.

7   **Mark Fields**
// GROUP PRESIDENT, PROJECT EXECUTION
Mr. Fields has been Group President, Project
Execution, since January 2021. Mr. Fields joined
the company in 1981.

8   **John Reynolds**
// EXECUTIVE VICE PRESIDENT,
CHIEF LEGAL OFFICER AND SECRETARY
Mr. Reynolds has been Executive Vice
President and Chief Legal Officer since 2019
and Secretary since 2020. Mr. Reynolds
joined the company in 1985.

9   **Robert Taylor**
// SENIOR VICE PRESIDENT,
CHIEF INFORMATION OFFICER
Mr. Taylor is an Executive Vice President
and Chief Information Officer; serving as
an FMT member since 2020. Mr. Taylor
joined the company in 1991.

10   **Terry Towle**
// GROUP PRESIDENT, URBAN SOLUTIONS
Mr. Towle has been Group President, Urban
Solutions, since January 2021. Mr. Towle
joined the company in 1985.

// OUR *FUTURE*-FIT STRATEGIC DIRECTION

OUR STRATEGY RESET

In 2021, we launched our ***'building a better future'* strategy.** Our **purpose** of ***building a better world***, influenced by key megatrends and our business turnaround drivers, formed a critical part of our strategic reset. As part of developing our new strategy, we started by reaffirming our **strategic intent** to be the preeminent leader in professional and technical solutions across all the industries we serve while we continue to be a global leader in the engineering and construction industry.





C
1. FOSTER A HIGH-PERFORMANCE CULTURE
2. DRIVE GROWTH
3. PURSUE FAIR & BALANCED TERMS
4. REINFORCE FINANCIAL DISCIPLINE
B
PEOPLE
PROFIT
PARTNERSHIPS
PROJECTS
PLANET
A
OUR PURPOSE AND CORE VALUES

To highlight the important progress we have made in delivering on our strategy in 2022, members of our Fluor Management Team showcase our projects, programs, initiatives, and key financial and non-financial performance metrics under each of our strategic priorities on pages 18 to 31 of this report.

The infographic summarizes the key components of our strategy, which is enabling us to deliver on our business turnaround and growth plans.

(A) Our purpose and core values

Our purpose of *building a better world* and our core values of *safety, integrity, teamwork and excellence* lie at the center of our strategy. Please refer to page 8 for more details on our purpose and core values.

(B) Our future-fit decision-making approach

While we have been thinking and working in an integrated manner for several years and have always adopted a future-fit approach to our decision-making, in February 2023, we began to explicitly highlight the five Ps we consider in our day-to-day decisions:

People	**Profit**	**Partnerships**	**Projects**	**Planet**
Our employees, their safety and wellbeing, and an inclusive culture	Our financial performance and business resilience	Our supply chain, business partner and community relationships	Our safety culture and our commitment to our clients	Our sustainable solutions to protect the environment

These elements inform the actions we take under each of our strategic priorities and the choices we make.

(C) Our strategic priorities

To help us adequately respond to the megatrends most relevant to us, we formulated four strategic priorities to create value for our stakeholders:

1 **Foster a high-performance culture** with purpose by advancing our diversity, equity and inclusion efforts; promoting social progress; advancing sustainability; and delivering execution excellence.

2 **Drive growth** across our portfolio by expanding into markets outside of the traditional oil and gas sector, including energy transition and chemicals, critical minerals, life sciences, advanced technology, digitalization, government services and infrastructure.

3 **Pursue contracts with fair and balanced terms** that are risk-adjusted and reward Fluor for value.

4 **Reinforce financial discipline** by maintaining a strong cash position and by generating predictable cash flow and earnings.

// STRATEGIC PRIORITY 1

BUILDING A HIGH-PERFORMANCE CULTURE WITH PURPOSE

Our culture and aspirational goals

The most enduring aspect of Fluor's legacy is the culture we have built together over our 110-year history. Fostering a high-performance culture with purpose supports our company's ability to continually evolve.

Our longstanding commitment to sustainability is deeply rooted in our culture. This future-fit approach is brought to life through the choices and investments we make daily. This includes our commitment to the safety, engagement and wellbeing of our employees, contractors and partners; getting paid for the value we provide; building relationships; and the solutions we deliver for our clients.



FLUOR CARES VOLUNTEERS
//AL KHOBAR, SAUDI ARABIA

Our diversity, equity & inclusion (DE&I)

We are building an inclusive culture with intent through our Regional Inclusion Councils and active Employee Resource Groups (ERGs). In 2022, we added PRIDE alongside our four existing ERGs — Black Employee Alliance, Growing Representation & Opportunity for Women (GROW℠), Graduates Advancing to Professionalism℠ and Emerging Leaders Group. Our DE&I efforts are focused on four impact pillars: champion an inclusive culture; recruit, develop and retain talent; enhance the employee experience; and improve social progress and impact.

2022 GENDER DIVERSITY OF SALARIED EMPLOYEES



Female 30%

Male 70%

2022 GENERATIONAL DIVERSITY OF SALARIED EMPLOYEES



▨ Traditionalists	0.1%
☐ Baby Boomers	15.2%
▨ Gen X	36.4%
▨ Millennials	40.5%
▨ Gen Z	7.8%



"Fluor is diverse by nature with 40,000 employees operating in more than 60 countries around the globe. We embrace different ideas, perspectives and backgrounds and promote an inclusive culture where every voice matters at every level. We listen actively, respect one another, and foster a thriving community with a deep sense of pride and belonging. Importantly, we collaborate to *deliver results* for our clients."

STACY DILLOW
//CHIEF HUMAN RESOURCES OFFICER

Our safety and wellbeing focus

Our Safer Together mindset means we care for one another while promoting preventive safety practices that encourage proactive action by engaged employees.

In 2022, we enhanced several leading indicator programs, which enabled us to identify and correct issues before incidents occurred. This included a new digital process for conducting employee perception surveys to make it easier to identify trends and opportunities for improvement. We also automated the assignment of health, safety and environment (HSE) training based on job titles to ensure employees have the knowledge and skills they need to make safe decisions in the field.

FLUOR'S 2022 SAFETY PERFORMANCE



2022

0.16 FLUOR ACTUAL (excl. COVID-19 cases)

0.19 FLUOR ACTUAL

≤0.15 FLUOR GOAL

0.50 INDUSTRY BENCHMARK*

DAYS AWAY, RESTRICTED OR TRANSFERRED



2022

0.31 FLUOR ACTUAL (excl. COVID-19 cases)

0.34 FLUOR ACTUAL

≤0.38 FLUOR GOAL

0.90 INDUSTRY BENCHMARK*

TOTAL CASE INCIDENT RATE (TCIR), SELF-PERFORM AND SUBCONTRACTOR

*Bureau of Labor Statistics for construction companies with more than 1,000 employees

OUR KEY SAFETY AND WELLBEING HIGHLIGHTS FOR THE YEAR

Three employees from the Fluor-BWXT Portsmouth site received Fluor's Silver Medallion of Safety Award after seeking medical attention for an unwell colleague. This award was established in 1992 to recognize employees who embody our vital commitment to protecting one another.



FLUOR'S SILVER MEDALLION WINNERS
// PIKETON, OHIO

We continued to focus on holistic wellbeing, including positive mental health for people on our sites and in our communities. In September 2022, we participated in STAND UP for Suicide Prevention, raising awareness about the suicide crisis in the construction industry and providing resources and information to those in need. We collaborated with experts at the Baylor College of Medicine to design a portable Smart Pod™ mental health facility that can be transported anywhere in the world for rapid medical response to disasters.



PROJECT EXECUTION GROUP
// FARNBOROUGH, UNITED KINGDOM

// STRATEGIC PRIORITY 1 (CONT.)

Our partnership with the community

We operate in developing countries and rural areas, presenting an opportunity to help those in need and to energize economies. Through our projects and local engagement, we strive to improve infrastructure, access to utilities and employment opportunities.

FLUOR CARES

For more than 40 years, our employee volunteer program, Fluor Cares, has provided our employees with a conduit for giving back to the communities where we live and work.

In 2022:

- **24,000 trees** planted on four continents (2021: 8,100+ trees planted)

- **Nearly 20,000 individuals** received environmental education (2021: 4,500+)

- **100 homes** and community-serving facilities built or refurbished (2021: 35 refurbished homes and facilities)

- **More than 2 million hours** of STEM* training and enrichment provided to K-12 students and teachers (2021: 1.2 million+ hours)

- **Nearly 570,000 hours** (2021: 78,700+ hours) of life-skills enrichment and job training provided to more than 8,700 individuals (2021: 5,300+ individuals)

- **850,000 meals** provided (2021: 865,000)

*Science, technology, engineering and mathematics

- **8,400+ people** received preventative and emergency service (2021: 13,600+)

- **7,000 students in 13 locations on five continents** provided with school supplies through our Building Futures program



BUILDING FUTURES ENDULWENI, PRIMARY SCHOOL // TEMBISA, JOHANNESBURG, SOUTH AFRICA

Execution excellence

Quality delivery is part of the Fluor promise. Our quality practices and procedures all work together to improve execution excellence. Delivering projects safely and in accordance with the contract is what we strive to do, so it is unsurprising that 'excellence' is one of our core values. This value reinforces how our high-performance teams embrace opportunities, seek solutions and strive to continuously improve.

This year, we continued our 'lean' journey, enabling our projects and functions to optimize the entire value chain and enhance the quality of our work throughout the design, procurement and construction phases. Lean thinking is about eliminating waste and working more efficiently to enable our business partners to improve capital efficiency and sustainability. Effectively implemented, lean management practices result in increased efficiency, enhanced morale and greater productivity. Importantly, it also fosters a culture of openness and transparency and encourages continuous learning and improvement.



FLUOR SUPPLY CHAIN SUMMIT
//GREENVILLE, SOUTH CAROLINA

Our projects with purpose

In 2022, Fluor was awarded a U.S. Department of Energy (DOE) $4.5 billion extension for the Fluor-led Savannah River Site management and operating contract. The extension evidences the DOE's confidence in our performance to help safeguard national security and focus on the safety and security of our workers, protecting the surrounding communities and the environment.

Our Mission Solutions team also supported the U.S. Air Force in upgrading the only runway on Ascension Island, located approximately 1,400 miles off the coast of South America and 1,000 miles from Africa. There were many construction challenges in such a remote location, but Fluor's global supply chain, logistics and environmental-protection experience were instrumental in executing this program.





"Our commitment to quality is something we take very seriously. Not only because our government clients demand it, but because our reputation in this market is built on operational excellence."

TOM D'AGOSTINO
//GROUP PRESIDENT,
MISSION SOLUTIONS

Our partner in supply chain

In 2022, 76% of Fluor's total spend (approximately $4.9 billion) was spent on local suppliers and contractors worldwide. Fluor's inaugural Supply Chain Summit brought 50 supply chain partners and contractors together with the company's senior leadership to discuss innovative ways to address the industry's challenges. The result was a renewed commitment to collaborate and advance new, sustainable, value-focused supply chain solutions on a global scale. Fluor committed the proceeds from the event to non-profit organizations, including the Carolinas and Virginia Minority Supplier Development Council, the Houston Minority Supplier Development Council, and the Greenville Chamber of Commerce. These organizations used the funds to certify the diversity status of minority-owned businesses and offer training to enhance business-readiness in order to address current market needs.



REPAIR OF AUXILIARY RUNWAY PROJECT
//ASCENSION ISLAND

// STRATEGIC PRIORITY 1 (CONT.)

Our planet protection focus area

Sustainability is integral to Fluor's strategic priority to foster a high-performance culture with purpose and includes an aggressive goal to become net zero for scope 1 and 2 emissions by the end of the 2023 calendar year. The company's Net Zero 2023 commitment applies to emissions from Fluor's global offices, which include sources such as electricity, fuel combustion in stationary and mobile equipment, refrigerant losses and global fleet fuel combustion.


MORE THAN
30
global energy reduction initiatives
NET ZERO 2023
SOURCED
10%
clean energy for electricity needs

Our energy reduction initiatives

Throughout 2022, we invested in more than 30 energy reduction initiatives around the world. Our Gliwice, Poland team installed solar panels that will generate nearly 50 kilowatts of electricity. Our Al Khobar, Saudi Arabia, team upgraded to LED lighting, saving approximately 100,000 kilowatt-hours per month. Our offices in the Netherlands converted to battery-powered vehicles.

We helped protect, maintain and restore environmental habitats by planting 24,000 trees and recycling and disposing of 1,600 tons of litter. In the Philippines, more than 110 Fluor Cares volunteers planted 4,200 mangroves, a portion of the 18,000 funded by Fluor.

We are supporting Canada's goal to reach net-zero emissions by 2050. We are delivering engineering and procurement services on Imperial's renewable diesel facility at its Strathcona refinery in Alberta. When complete, this will be Canada's largest renewable diesel production facility, producing approximately 20,000 barrels of renewable fuel per day.


Fluor Cares

TREE-PLANTING ACTIVITY
//CEBU, PHILIPPINES



RECOGNITION AND PARTNERSHIPS

- Fluor won a 2022 EcoVadis Silver Medal in recognition of our sustainability efforts, which places us in the top 25% of more than 100,000 companies. The assessment recognized Fluor's strength in DE&I, health and safety, environmental stewardship, employee experience and worker welfare.

- Fluor has been a gold member of the U.S. Green Building Council (USGBC) since 2005. This partnership assists us in helping our clients meet their sustainability goals. This year, USGBC named Fluor Architecture Director Jim Hambright to its LEED Fellow class, our first employee to earn the distinction.



- Our Farnborough office, which became our first net-zero facility, won a British Safety Council International Safety Award and a Royal Society for the Prevention of Accidents Gold Award for health and safety performance for the seventh consecutive year.



- LAX Integrated Express Solutions (LINX), a Fluor joint venture, earned an Institute for Sustainable Infrastructure Envision Gold® Award and a USGBC Sustainable Innovation Award for Honor in Equity & Environmental Justice.

- Reuters named Fluor in its list of Top 100 Energy Transition Innovators for 2022 due to our innovations in CO_2 recovery from flue gas.





UKRAINIAN RELIEF EVENT
// GLIWICE, POLAND



LAX AUTOMATED PEOPLE MOVER PROJECT
// LOS ANGELES, CALIFORNIA

// STRATEGIC PRIORITY 2

DRIVING GROWTH ACROSS THE PORTFOLIO

Progressing our growth is imperative
In 2022, we made further progress in driving growth across our portfolio, seeing expansion in our non-traditional oil and gas markets, specifically in energy transition and chemicals, mining of critical minerals, biopharma, semiconductors and government services. Importantly, we are also continuing to support our traditional oil and gas clients as they work toward their decarbonization and energy transition goals.

Our people expertise is propelling growth
Fluor is home to over 1,300 subject-matter experts (SMEs) and technical fellows. As a services industry, people are our greatest asset. We are proud to have experts and thought leaders across our business. From advanced technologies and gas processing to supply chain, construction and maintenance, we are further enhancing our expertise, by developing our own talent pipelines and through strategic hires. Our worldwide network of in-house technical experts includes patent holders, authors and conference presenters who also hold seats on numerous industry code committees.

ENGINEERING SME BY DISCIPLINE



- Piping
- Water and Wastewater
- Civil, Structural, Architectural
- Engineering Management
- Control Systems
- Electrical
- Mechanical
- Pipeline
- Process Technology



"Fluor continues to grow across our entire portfolio. Our market expansion efforts are propelled, in large part, by the professional and technical capabilities of our people, as well as our industry-leading position in engineering and construction."

JIM BREUER
//GROUP PRESIDENT,
ENERGY SOLUTIONS



LNG, CANADA – SITE WALK WITH FLUOR CHAIRMAN AND CEO //KITIMAT, BRITISH COLUMBIA, CANADA

NEW AWARDS DRIVING STRONG GROWTH

Fluor had a banner year in 2022, with a twofold new-award revenue increase when compared to 2021, and in the third quarter, achieved our second-highest new-award total in the company's history. The success in new awards supported an ending backlog growth of 25% when compared to the previous year.

Our **Urban Solutions** group secured new awards:

- in Europe, Asia, Australia and South America and a major reimbursable award for a North American aluminum rolling mill (Mining & Metals business line);

- for semiconductors in Asia, while continuing to build on our leading position in biopharma, which included multiple awards for front-end design and engineering, procurement and construction management (EPCM) work for some of the industry's leading companies (Advanced Technologies & Life Sciences business line);

- in major road and bridge expansion projects in Texas (Infrastructure business line).

Mission Solutions had the largest award of the year with the announcement of a multi-billion-dollar contract extension at the Savannah River nuclear site. We also continued our leading position in serving the Department of Energy with its Portsmouth Decontamination and Decommissioning extension.

In **Energy Solutions:**
- we secured major awards for a large integrated petrochemicals facility in China and for the construction of a polymers facility on the U.S. Gulf Coast (Chemicals business line);

- we saw increased growth in the mid-scale LNG market and leveraged our LNG resume by adding new awards for several New Fortress Energy FAST projects;

- our ICA Fluor joint venture was awarded over a billion dollars' worth of new awards, furthering our legacy as a trusted partner for energy development in Mexico.



SAVANNAH RIVER NUCLEAR SOLUTIONS //AIKEN, SOUTH CAROLINA



DOS BOCAS PROJECT //VILLAHERMOSA, TABASCO, MEXICO

// STRATEGIC PRIORITY 2 (CONT.)

Our energy transition focus

Globally, our focus has shifted to creating a sustainable future through the energy transition. Fluor's expertise helps clients across industries select and deploy technologies to reduce greenhouse gas (GHG) emissions; improve energy efficiency; and deliver cleaner, decarbonized projects. To support this growth, we established five energy transition focus areas to provide a unified approach to our energy transition services as summarized below.

OUR 5 ENERGY TRANSITION FOCUS AREAS











H2
CO2

Renewable Fuels & Chemicals

Fluor delivers renewable and biofuel projects, including bioethanol, biodiesel and sustainable aviation fuel. As a chemicals engineering, procurement and construction leader, Fluor helps clients produce green chemicals using renewable feedstocks and carbon-free energy while also minimizing waste through capital-efficient chemicals and plastic recycling.

Hydrogen

Hydrogen is a versatile, clean-energy carrier with no carbon emissions. Fluor helps clients produce various hydrogen types, including green hydrogen from renewably powered electrolysis or biomass gasification and blue hydrogen using carbon capture. Fluor also delivers storage and transportation solutions that address hydrogen's unique considerations.

Clean Power & Energy Storage

Carbon-free, clean-energy solutions including nuclear and renewable energy are vital to achieving net-zero targets. Fluor designs and integrates a variety of clean-power sources and energy storage solutions for clients' facilities.

Battery Value Chain

As the global demand for batteries increases, so does the need to produce them sustainably. Spanning every link of the battery value chain, Fluor's expertise reaches from raw material mining and battery chemical processing to manufacturing and recycling. Fluor's work is expediting the expansion of battery technologies through safe, efficient systems.

Carbon Reduction

With decades of experience in carbon capture, electrification and energy efficiency projects, Fluor is helping lead the energy transition and reduce greenhouse gas emissions for our clients and our own decarbonization initiatives.



FLUOR.
WE BUILD
A BETTER WORLD
C2V
CARBON
VALUE INIT
CATALYZING THE
CARBONTECH ECOSY

FLUOR AS YEAR 2 COHORT – C2V INITIATIVE
//HOUSTON, TEXAS

Partnering for a sustainable future

As cohort champion for the 2022 Carbon to Value (C2V) Initiative, Fluor contributed our vast experience in risk mitigation and commercializing early-stage technologies across a wide variety of industries and applications. We supported eight startups in developing solutions to capture and convert carbon dioxide into valuable products or services. This collaboration enabled the startups' access to our wide range of expertise through mentorship on topics relating to commercialization, scalability, techno-economics, constructability, process safety, operability, balance of plant, and supply chain considerations. Our knowledge and insights helped the selected startups translate their carbontech innovations from ambition into reality and reduced the risk of their technology for financial backers, industry partners and customers.



FLUOR TEAM AT THE
[H2] INNOVATION EXPERIENCE HOME
//DOWNEY, CALIFORNIA

[H2] INNOVATION EXPERIENCE

Fluor provided engineering, procurement and construction management services for the SoCalGas innovative hydrogen home energy project in Downey, California. The first of its kind in the U.S., this project aims to show how carbon-free gas made from renewable electricity can be used in a pure form, or as a blend, to fuel clean energy systems of the future. This type of clean hydrogen microgrid has the potential to deliver reliable and renewable energy around the clock to more than 100 homes, rain or shine, for as much as seven days.





"Energy transition is a global imperative, and its success depends on purposefully transforming the global energy sector from fossil-based to lower carbon sources in a measured, deliberate and sustainable manner without adversely impacting economic growth and development.

Our teams provide the technical expertise needed to scale exciting, new technologies, which will enable the decarbonization of industries and prepare our clients for their own sustainable futures."

AL COLLINS
//GROUP PRESIDENT,
CORPORATE DEVELOPMENT AND SUSTAINABILITY

// STRATEGIC PRIORITY 3

PURSUING FAIR AND BALANCED CONTRACT TERMS

Partnering for better outcomes

Recent history has shown that the allocation of project risks across our industry and the sectors we serve are not sustainable. As a start, contractors were taking on risks for factors outside of their control and for which they were ill-equipped to manage and mitigate. As a result, substantial project losses became common occurrences, weakening the contractor community. Clients also suffered from decreased competition on new contracts at the procurement and award stage, which often resulted in inflated costs and schedule delays due to inefficiencies and commercial disputes.

By promoting fair and balanced contract terms, we are taking an important step in supporting a sustainable future for all our stakeholders who form part of the project value chain, from our clients to our subcontractors and from our employees to our shareholders. A healthy backlog supports project execution, creates consistent opportunities for our subcontractors and employees, and ensures predictability in earnings for our shareholders and investors.

2022 BACKLOG BY SEGMENT



- **35%** ENERGY SOLUTIONS
- **38%** URBAN SOLUTIONS
- **22%** MISSION SOLUTIONS
- **5%** STORK GROUP




"Our stringent pursuit criteria along with rigorous Fluor risk processes and procedures have facilitated the shift in our backlog to a majority-reimbursable portfolio with fair and balanced margins."

MARK FIELDS
// GROUP PRESIDENT, PROJECT EXECUTION



A27 MOTORWAY PROJECT
// THE NETHERLANDS

A robust portfolio of projects

At the beginning of 2022, our backlog mix was 59% fixed price versus 41% reimbursable. By the end of 2022, that mix had shifted to 63% reimbursable. Additionally, margins have remained healthy as clients recognize the value, expertise and track record that Fluor brings to their projects.

Our success stories showcase how we work together with our clients to agree to commercial terms whereby risks are addressed jointly and distributed fairly among the contracting parties. In this way, the project is also more efficiently managed from both a cost and schedule perspective.



FLUOR SECURITY ADMINISTRATOR
// PROJECT SITE IN MALAYSIA

FIXED PRICE VERSUS REIMBURSABLE BACKLOG



2020	2021	2022
45% / 55%	41% / 59%	63% / 37%

■ Fixed Backlog   ■ Reimbursable Backlog



SKOURIES MINING PROJECT
// HALKIDIKI PENINSULA, GREECE





"We continue to work with our clients to obtain a balanced risk model that protects all interests. We are aligned with our clients to achieve a safe and successful delivery of their projects, and a fair and balanced contract supports this shared goal."

JOHN REYNOLDS
// CHIEF LEGAL OFFICER

// STRATEGIC PRIORITY 4

REINFORCING FINANCIAL DISCIPLINE

Importance of financial discipline

We continued to advance our strategic priority of reinforcing financial discipline. We understand the importance of maintaining a strong cash position and the benefits of generating predictable cash flow and market-leading returns. Our financial discipline will allow us to increase investment in our employees and support growth in our end markets for years to come.



REVENUE

$14.2 BILLION

$13.7 BILLION

SEGMENT PROFIT

$415 MILLION

$427 MILLION

■ 2021 ■ 2022

Delivering strong profits and maintaining a healthy capital structure

In 2022, Fluor Corporation reported revenue of $13.7 billion and a net income from continuing operations of $145 million, or $0.73 per diluted share. Consolidated segment profit for the year was $427 million compared to $415 million in 2021.

Our stable performance can be attributed to:

• strong new awards – a majority of which are reimbursable;
• a continued focus on reducing unnecessary costs; and
• the solid execution of existing backlog.

During the year, we were able to maintain our cash position and ended the year with a cash balance of $2.6 billion (2021: $2.3 billion) (including NuScale cash). We reduced our debt by $597 million over the last two years and have lowered our net debt-to-capitalization ratio from 55% in 2021 to less than 35%, meeting our strategic goal of 20% to 40%. We will further reduce leverage when the January 2023 retirement of our outstanding European Notes is reflected.





"One way that we support our capital structure is to take a disciplined approach in selecting the projects that fit our risk profile and teaming with partners where we have a deep relationship of success. Strong relationships with our joint-venture partners and clients that are based on transparency and trust are the foundation of successful projects. Working together toward a common goal usually leads to positive outcomes."

TERRY TOWLE
//GROUP PRESIDENT, URBAN SOLUTIONS



LNG CANADA
//KITIMAT, BRITISH COLUMBIA, CANADA

NuScale divestment

As part of our divestment strategy, an important milestone was our reverse recapitalization of our NuScale Power business in May 2022. NuScale is now public and trades on the New York Stock Exchange under the ticker symbol "SMR". It is the world's first and only publicly traded provider of transformational carbon-free, small, modular nuclear reactor technology. This is the only Nuclear Regulatory Commission-approved SMR technology. As a majority shareholder, we anticipate this investment will be accretive to Fluor shareholders through future monetization and engineering contracts to support NuScale's clients.

Toward a more future-fit organization

We also exceeded our goal to reduce our overhead costs by $100 million by 2024. By the end of 2022, we realized overhead savings of $110 million through a range of internal initiatives. These programs, started in 2021, drive financial discipline across our organization and capture savings that can be used to accelerate growth in the end markets we serve and improve our competitive positioning.





"Our shareholders are the most vocal supporters of our capital strategy. They understand the need for a solid financial footing that can withstand global economic volatility and ensure we remain *future*-fit. We have made great progress in ensuring financial discipline and restoring our capital structure, and these steps have, once again, made us an investable value proposition."

JOE BRENNAN
//CHIEF FINANCIAL OFFICER

// OUR *FUTURE*-FIT OUTLOOK

Our journey over the past two years has been guided by our *'building a better future'* **strategy** and our strategic priorities. Importantly, our strategy is underpinned by the megatrends identified in 2021 that remain just as relevant today. In this section of the report, we outline the megatrends we see as being the key drivers of our financial and non-financial performance in 2023 and beyond.



INDUSTRY 4.0
MEGATREND

Industry 4.0 refers to technological innovation that is connecting the physical, digital and biological worlds. This includes groundbreaking innovations and increased connectivity to create new opportunities. Our clients are looking for solutions to these challenges, and Fluor has the expertise to help. The list below summarizes our view of the impact of this megatrend and our unique value proposition to our clients and society at large.

- In the future, we see clients utilizing **innovation hubs to reimagine how to deliver new, sustainable products** to consumers. Our ability to manage the delivery supply chain on a global scale sets us apart.

- In life sciences, the advancement of medicine, gene therapy and individualized therapeutics requires ongoing strong investment in research and development leading to regulatory approvals and increased demand for drug product capacity. We are working with clients to produce **new, innovative pharmaceuticals and biologics that cure and help prevent disease**.

- Important for the functionality of the Internet of Things, we are helping companies expand their **production of state-of-the-art semiconductors that support connectivity**. Our advanced technologies and advanced manufacturing teams are working with some of the industry's leading producers of semiconductors for their future investments, both domestically and abroad.

- Ready access to information is the way of the future, and our clients are looking to take the **next steps in digitalization in connecting data to decision-makers in an integrated way**. Fluor is progressing a plan for digitalization that will bridge the gap in data management and utilization for our clients.





"We understand the value of effective data management and the critical role that digitalization can play in improving project execution. From project setup, estimating, scheduling and planning to design and even change management, Fluor has invested in the tools to securely support the efficient use of data to connect key information to decision-makers. And thus adding value by providing security and improved project performance for our clients."

ROBERT TAYLOR
//CHIEF INFORMATION OFFICER

STRATEGIC PETROLEUM RESERVE
//U.S. GULF COAST



BEYOND GLOBALIZATION
MEGATREND

Beyond globalization is a trend through which we expect countries and companies to diversify their supply chains to build resilience and security.

• Supply chain challenges in the face of geopolitical uncertainty are pushing companies into 'nearshoring' or 'friend-shoring' their supply chains. Fluor can support our clients as they **reshape their global supply chains to fit into this new global order**.

• We also expect to see a **growing focus on national security** and increasing opportunities for our government business, providing mission-critical support to the U.S. Department of Defense (DoD) and to the intelligence community. Fluor's Mission Solutions business has been effectively serving the DoD, Department of Energy (DoE) and Federal Emergency Management Agency (FEMA) to support critical national and humanitarian missions.

FCL RENEWABLE DIESEL PLANT
//SASKATCHEWAN, CANADA

ENERGY TRANSITION AND URBANIZATION
MEGATREND

The energy transition and urbanization trend suggests that as the world becomes more populated, urbanized and prosperous, the demand for clean energy that is abundant and affordable will increase. Looking forward, our clients are seeking professional and technical expertise to bring their ideas to reality.

- Clients will **explore decarbonization opportunities through electrification of their facilities**, and the popularity of electric vehicles will continue to rise.

- In the mining sector, we are **trusted partners to help secure precious commodities necessary for electrification** such as copper, nickel, lithium and iron ore.

- Within the chemicals industry, we are focused on battery chemicals and **supporting the production of lithium oxide, which is a precursor to battery production**.

- The **demand for renewable fuels sources** will increase. We are already leaders in biofuels, helping clients convert existing oil-refining capacity to process vegetable oils and other sustainable feedstock into transportation and green sustainable fuels.

- The world will continue to look for abundant and affordable clean energy. We strongly support the future of **carbon-free power to produce clean energy** from small modular nuclear reactors.

- Carbon reduction efforts are starting to take hold in Europe and in North America, with government policy potentially making carbon reduction more economically viable through funding and credits. We are **designing projects to implement Fluor's proprietary carbon-capture technology** to support carbon reduction at a large scale.

- Clients are **continuing to push the boundaries of what is possible with hydrogen**, and we are supporting our clients' endeavors to produce carbon-free gases as a fuel for clean-energy systems. We have the technical skills to take concepts and scale up to full commercial operations.



STAKEHOLDER ENGAGEMENT
MEGATREND

The focus on **stakeholder engagement** recognizes society's growing expectations for companies to consider environmental, social and governance factors in their strategies and decision-making.

- This means **increased transparency in disclosure and action to demonstrate progress** in environmental, social and governance areas. Our future-fit approach considers people, profit, projects, partnerships and the planet. These five Ps account for all stakeholders and are inherent in our company DNA.

- Our clients will continue to seek innovation and capital efficiency. We **aspire to be trusted advisors by delivering professional and technical solutions** to clients.

- We see a rise in the competition for talent, with the demands of tomorrow's workforce also increasing. We are **committed to being the employer of choice**, with industry best practices relating to human capital advancement and development, and promoting employee engagement, wellbeing and retention.

- Our shareholders and investors continue to seek healthy, reliable and predictable earnings. We, in turn, are de-risking our portfolio, further **increasing Fluor as a value proposition for investment**.

- We **strive to fulfill our purpose, to build a better world**. Our actions will continue to make a positive societal impact in the communities where we live and operate.



OPERATION ALLIES WELCOME
//HOLLOMAN AIR FORCE BASE, NEW MEXICO



FLUOR OFFICE 35TH ANNIVERSARY CELEBRATION
//MANILA, PHILIPPINES



HOLLY FRONTIER PROJECT TANGERINE RENEWABLE
FUELS (2022 HUGH K. COBLE AWARD WINNERS)
//ALISO VIEJO, CALIFORNIA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 1-16129

FLUOR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**33-0927079**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
6700 Las Colinas Boulevard	
Irving, Texas	**75039**
(Address of principal executive offices)	*(Zip Code)*

469-398-7000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $.01 par value per share	FLR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2022, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $3.4 billion based on the closing sale price as reported on the New York Stock Exchange.

As of January 31, 2023, 142,331,678 shares of the registrant's common stock, $0.01 par value per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 5, 2022.	Part III

FLUOR CORPORATION

INDEX TO ANNUAL REPORT ON FORM 10-K

For the Fiscal Year Ended December 31, 2022

Glossary of Terms

The definitions and abbreviations set forth below apply to the indicated terms used throughout this filing.

Abbreviation/Term	Definition
2022 10-K	Annual Report on Form 10-K for the year ended December 31, 2022
ABO	Accumulated benefit obligation
AMECO	American Equipment Company, Inc.
AOCI	Accumulated other comprehensive income (loss)
APIC	Additional paid-in capital
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
CFIUS	Committee on Foreign Investment in the United States
CFM	Customer-Furnished Materials
Cont Ops	Continuing operations
COOEC	China's Offshore Oil Engineering Co., Ltd
COVID	Coronavirus pandemic
CPS	Convertible preferred stock
CTA	Currency translation adjustment
DB plan	Defined benefit pension plan
DC plan	Defined contribution pension plan
Disc Ops	Discontinued operations
DOE	U.S. Department of Energy
DOJ	U.S. Department of Justice
EPC	Engineering, procurement and construction
EPS	Earnings per share
ESG	Environmental, social and governance
Exchange Act	Securities Exchange Act of 1934
FEMA	U.S. Federal Emergency Management Agency
Fluor	Fluor Corporation
FTC	Foreign tax credit
G&A	General and administrative expense
GAAP	Accounting principles generally accepted in the United States
GILTI	Global Intangible Low-Taxed Income
ICFR	Internal control over financial reporting
IT	Information technology
LNG	Liquefied natural gas
LOGCAP	Logistics Civil Augmentation Program
NCI	Noncontrolling interests
NM	Not meaningful
NNSA	National Nuclear Security Administration
NOL	Net operating loss
NRC	U.S. Nuclear Regulatory Commission
NuScale	NuScale Power Corporation
OCI	Other comprehensive income (loss)
PBO	Projected benefit obligation
PIPE	Private investment in public equity
PP&E	Property, plant and equipment

RSU	Restricted stock units
RUPO	Remaining unsatisfied performance obligations
SEC	Securities and Exchange Commission
SGI	Stock growth incentive awards
SMR	Small modular reactor
SPAC	Special purpose acquisition company
Spring Valley	Spring Valley Acquisition Corporation
Stork	Stork Holding B.V. and subsidiaries; Acquired by Fluor in 2016
VIE	Variable interest entity

Forward-Looking Information

From time to time, we make certain comments and disclosures in reports and statements, including this 2022 10-K, or statements are made by its officers or directors, that, while based on reasonable assumptions, may be forward-looking in nature. Under the Private Securities Litigation Reform Act of 1995, a "safe harbor" may be provided to us for certain of these forward-looking statements. We caution readers that forward-looking statements, including disclosures which use words such as "will, "may," "could," "should" "believes," "anticipates," "plans," "expects," "intends," "estimates," "projects," "potential," "continue" and similar statements are subject to various future risks and uncertainties which could cause actual results of operations to differ materially from expectations.

Any forward-looking statements that we may make are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those anticipated by us. Any forward-looking statements are subject to the risks, uncertainties and other factors that could cause actual results of operations, financial condition, cost reductions, acquisitions, dispositions, financing transactions, operations and other events to differ materially from those expressed or implied in such forward-looking statements.

We are subject to known risks and to potentially unknown risks. While most risks affect only future cost or revenue anticipated by us, some risks may relate to accruals that have already been reflected in earnings. Our failure to receive payments of expected amounts or the incurrence of liabilities in excess of amounts recorded, could result in charges against future earnings. As a result, we caution readers to recognize and consider the inherently uncertain nature of forward-looking statements and not to place undue reliance on them.

These factors include those referenced or described in this 2022 10-K (including in "Item 1A. — Risk Factors"). We cannot control all risks and uncertainties, and in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. You should consider these risks and uncertainties when you are evaluating us and deciding whether to invest in our securities. Except as otherwise required by law, we undertake no obligation to publicly update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

Defined Terms

Except as the context otherwise requires, the terms "Fluor" or the "Registrant" as used herein are references to Fluor Corporation and its predecessors and references to the "company," "we," "us," or "our" as used herein shall include Fluor Corporation, its consolidated subsidiaries and joint ventures.

Item 1. *Business*

Fluor is building a better world by applying world-class expertise in order to solve our clients' greatest challenges. We provide professional and technical solutions that deliver safe, well-executed, capital-efficient projects to clients around the globe. Fluor Corporation was incorporated in Delaware in September 2000. However, through our predecessors, we have been in business for more than 110 years, providing services that are the essential building blocks of development and progress.

Acting through our many subsidiaries and interests in joint ventures, we are one of the larger global professional services firms providing EPC, fabrication and modularization, and project management services. We provide these services to our clients in a diverse set of industries worldwide including advanced technologies and manufacturing, chemicals, infrastructure, life sciences, LNG, mining and metals, nuclear project services, and oil and gas production and fuels. We are also a service provider to the U.S. federal government and governments abroad.

We operate our business through four segments: Energy Solutions, Urban Solutions, Mission Solutions and Other.

Strategic Priorities

Since January 2021, we have been guided by four strategic priorities for driving value creation for our shareholders:

- **Drive growth across our portfolio**, by growing markets outside of the traditional oil and gas sector, including energy transition, advanced technology and life sciences, high-demand metals, infrastructure and nuclear and civil, defense and intelligence for governments;

- **Pursue contracts with fair and balanced commercial terms**, focusing on more favorable, risk-adjusted agreements that reward Fluor for value;

- **Reinforce financial discipline**, maintaining a solid balance sheet by generating predictable cash flow and earnings; and

- **Foster a high-performance culture with purpose**, by advancing our diversity, equity and inclusion efforts and promoting social progress and sustainability. Importantly, this also means excellence in execution, which brings value to all our stakeholders.

In 2022, we continued to make progress on our strategic priorities. 67% of our new awards in 2022 were from outside of our traditional oil and gas markets. As of December 31, 2022, 63% of our backlog is reimbursable. In February 2022, we renewed and expanded our credit facility, and since 2021 we have redeemed $550 million of our outstanding 2023 and 2024 Notes in open market transactions. For further information on these transactions, please see the Notes to Consolidated Financial Statements.

In addition, in the second quarter of 2022, NuScale, in which we are the majority investor, became a public company (NYSE ticker:SMR) through a reverse recapitalization with a public shell company. We remain a majority owner of NuScale and are considering the appropriate time and approach to monetize our investment.

Our Core Values

Our Core Values serve as our behavioral compass, guiding all of our actions. They are not only what we believe, they are the foundation of how we achieve our purpose to build a better world.

SAFETY	INTEGRITY	TEAMWORK	EXCELLENCE
We care for each other	**We do what is right**	**We work better together**	**We deliver solutions**
Living Safer Together^{SM} promotes the well-being of all people, our communities and the environment.	Trust, accountability and fairness define our character.	Collectively we thrive when we include, respect and empower one another.	Our high-performance teams embrace opportunities, solve challenges and continuously improve.

Competitive Strengths

As a world-class provider of technical and professional services, we believe that we bring capital efficient business solutions to our clients. We believe that our business advantages and global positioning provide us with significant competitive strengths, including:

Safety. Maintaining a safe and secure workplace is a key business driver for us and our clients. In our experience, whether in an office or at a jobsite, a safe environment decreases risks, provides for the well-being of all workers, enhances morale, improves productivity, reduces project cost and generally improves client relations. We believe that our commitment to safety is one of our most distinguishing features.

Global Execution Platform. As one of the larger publicly traded EPC companies, we have a global footprint with employees located throughout the world. Our global presence enables us to build local relationships to capitalize on opportunities as well as mobilize quickly to project sites around the world and to draw on our local knowledge and talent pools. We continue to form strategic alliances with local partners, leverage our supply chain expertise and emphasize local training programs. We also provide services from our distributed execution centers on a cost-efficient basis.

Excellence in Execution. We believe that our ability to execute, maintain and manage complex projects, large or small and often in geographically challenging locations, gives us a distinct competitive advantage. We strive to complete our projects meeting or exceeding all client specifications. We have continued to shift toward data-driven execution, which we expect will enhance our ability to meet our clients' needs.

Market Diversity. We serve multiple markets across a broad spectrum of industries around the globe. Our market diversity helps to mitigate the impact of the cyclicality in the markets we serve and allows us to strive for more consistent growth. We believe that maintaining a good mixture within our entire business portfolio permits us to both focus on our more stable business markets and to capitalize on cyclical markets when the timing is appropriate.

Client Relationships. We actively pursue relationships with new clients while also building on our long-term relationships with existing clients. We believe that long-term relationships with existing clients serve us well by allowing us to better understand and be more responsive to their requirements. Regardless of whether our clients are new or have been with us for many decades, our ability to successfully foster relationships is a key strength.

Risk Management. We believe we have the ability to assess, mitigate and manage project risk, especially in difficult locations or circumstances. We have an experienced management team, and utilize a systematic and disciplined approach towards identifying, assessing and managing risks. We believe that our risk management approach helps us control costs and meet clients' schedules.

Sustainability. Our sustainability charter is to conduct business in a socially, economically and environmentally responsible manner. Sustainability is integrated into our business practices, and our employees are engaged in delivery on our charter. Our strong, socially responsible corporate identity enables us to build and sustain the global community and provide value for our stakeholders.

General Operations

Our services fall into six broad categories (outlined below). Our services can range from basic consulting activities, often at the early stages of a project, to complete design-build, operations and maintenance contracts.

- In engineering and design, we develop solutions to address our clients' most complex problems. Our engineering services range from traditional engineering disciplines such as piping, mechanical, electrical, control systems, civil, structural and architectural to advanced engineering specialties including process engineering, chemical engineering, simulation, integrated automation processes and interactive 3-D modeling. Through our design solutions, we can provide clients with varied offerings which can include front-end engineering, conceptual design, estimating, feasibility studies, permitting, process simulation, technology and licensing evaluation, scope definition and siting.

- Project management involves managing all aspects of the effort to deliver projects on schedule and within budget, and is critical on every project. We are often hired as the overall program manager on large complex projects where various contractors and subcontractors are involved and multiple activities need to be integrated to ensure the success of the overall project. Our services include logistics, development of project execution plans, detailed schedules, cost forecasts, progress tracking and reporting, and the integration of EPC efforts. Project management is accountable to the client to deliver the safety, functionality and financial performance requirements of the project.

- Our procurement offerings include procurement and supply chain solutions aimed at improving product quality and performance while also reducing project cost and schedule. Our clients draw upon our global sourcing and supply expertise, global purchasing power, technical knowledge, processes, systems and experienced global resources. Our procurement activities include strategic sourcing, material management, contracts management, buying, expediting, supplier quality inspection and logistics.

- We offer <u>operations and maintenance</u> services intended to improve the performance and extend the life of our clients' facilities. This may include the delivery of services to include facility management, technical facility operations, plant readiness, commissioning, start-up and maintenance technology, small capital projects, turnaround and outage services and recapitalization of facilities and infrastructure. Among other things, we can provide key management, staffing and management skills to clients on-site at their facilities. These activities also include routine and outage/turnaround maintenance services, general maintenance and asset management, emissions reduction technologies and services, and restorative, repair, predictive and prevention services.

- In <u>construction</u>, we mobilize, execute and commission projects on a self-perform and subcontracted basis. Generally, we are responsible for the completion of a project, often in difficult locations and under challenging circumstances. We are frequently designated as program manager, and serve as such in cases where the client has facilities in multiple locations, complex phases in a single project location, or a large-scale investment in one facility.

- We also provide a variety of <u>fabrication and modularization</u> services, including integrated engineering and modular fabrication and assembly, as well as modular construction and asset support services to clients around the globe from our joint venture yards. By leveraging internal and third-party yards in key regions of the world, we help our clients achieve cost and schedule savings by reducing on-site craft needs and shifting work to inherently safer and more controlled work environments.

Business Segments

Energy Solutions

We are a partner in the production of safer, cleaner and sustainable solutions to meet the world's increasing energy and chemicals demand. Our Energy Solutions segment provides EPC services for the production and fuels, chemicals, LNG and nuclear project services markets. We focus on the energy transition markets, including asset decarbonization, carbon capture, renewable fuels, waste-to-energy, green chemicals, hydrogen, nuclear power and other low-carbon energy sources. At the same time, we continue to serve the oil, gas and chemical industries with full project life-cycle services, including expansion and modernization projects as well as in sustaining capital work.

While we perform work on projects that range greatly in size and scope, we believe that one of our distinguishing features is our global strength and experience to perform very large projects in difficult locations. As energy and chemicals projects have become more challenging geographically, geopolitically or otherwise, we believe that clients will continue to look to us to manage their complex projects based on our size, strength, global reach, experience, technical expertise and proven track record.

Our role can vary with each specific project. We may be involved in providing front-end engineering, program management and final design services, construction management services, self-perform construction, or oversight of other contractors, and we may also assume responsibility for the procurement of materials, equipment and subcontractors. We have the capacity to design, fabricate and construct new facilities, upgrade, modernize and expand existing facilities, and rebuild facilities following fires and explosions. We also provide consulting services ranging from feasibility studies to process assessments to project finance structuring.

In production and fuels, we execute projects for the oil and gas production, processing and refining industries, including an increasing component of energy transition. In the upstream sector, our typical projects involve the production, processing and transporting of oil and gas, including the development of infrastructure associated with major new fields and pipelines. We are also involved in offshore production facilities and in gas processing projects. In the downstream sector, our clients have been modernizing and modifying existing refineries to increase capacity, improve margins and enhance environmental performance. We are active in the repurposing of existing refining facilities for the production of renewable fuels. We are also focused on other transition markets, such as carbon capture and sequestration, blue and green hydrogen, ammonia and other low carbon solutions, as an increasing number of clients and countries implement stronger sustainable energy goals.

We have been very active for several decades in the chemicals and petrochemicals market, with major projects in the ethylene-based markets as well as in a variety of specialty chemicals. We are also active in battery chemicals projects and we are engaging with clients on implementing lower carbon solutions on their existing and new facilities.

We have participated in a wide variety of LNG developments, including liquefaction, floating LNG facilities, mid-scale LNG solutions and regasification terminals. Our work in LNG has included feasibility studies, technology evaluations, process equipment optimization and selection, basic design, front-end engineering and design, detailed EPC and start-up assistance.

In the nuclear project services market, we provide a full range of services for projects utilizing small modular reactor technologies, as well as conventional and advanced reactor technologies. Through our relationship with NuScale, we can offer a complete project solution for carbon free power by utilizing NuScale's proprietary SMR technology, a market that is gaining momentum with the push to more carbon free energy sources.

Urban Solutions

We believe that urbanization will drive demand for innovative and sustainable solutions in advanced technologies and manufacturing, life sciences, mining and metals, infrastructure and professional staffing project teams. Urban Solutions includes businesses to service clients addressing these evolving and growing markets.

For the advanced technologies and manufacturing market, we provide program management and EPC services to a wide variety of companies on a global basis. Our experience spans a wide variety of market segments, including advanced materials, data centers, fast-moving consumer goods, food and beverage, semiconductors, smart batteries and specialty products. We specialize in designing projects that incorporate lean manufacturing concepts while also satisfying client sustainability goals.

In life sciences, we provide front end studies and EPC services to the pharmaceutical, biotechnology, medical devices and animal health industries. We also specialize in providing validation and commissioning services where we not only bring new facilities into production, but we also extend the life, or improve efficiencies, of existing facilities. We believe the ability to complete projects on a large-scale basis, especially in a business where time to market is critical, enables us to better serve our clients and is a key competitive advantage.

In mining and metals, we provide a full range of services to our clients who produce a variety of commodities, including copper, iron ore, bauxite, alumina, aluminum, steel, diamond, gold, phosphates and rare earth minerals. We support our clients as they meet the growing demand for copper and battery metals, including lithium, platinum and nickel. We also serve the fertilizer industry and provide services in the downstream metals market. Our services include conceptual and feasibility studies through detailed EPC, commissioning and startup support. Many of our opportunities are being developed in remote and logistically challenging environments, such as the Andes Mountains, Western Australia and Africa. We believe we are one of the few companies with the size, regional presence and experience to execute large scale mining and metals projects, regardless of location.

In infrastructure, we support the development of infrastructure projects with a focus on state departments of transportation. We provide a broad range of services including consulting, design, planning, financial structuring, engineering and construction and operation and maintenance services. Continuing urbanization and the replacement and expansion of aging infrastructure in North America continues to drive project opportunities.

The segment's staffing services are provided through TRS Staffing Solutions®. TRS is a global enterprise of staffing specialists that provides us and third-party clients with technical, professional and craft resources either on a contract or permanent placement basis.

Mission Solutions

Mission Solutions is a provider of high-end technical solutions to the U.S. and other governments. The segment's nuclear and civil business holds a tier 1 position with differentiated expertise in managing complex national security missions across the Department of Energy and the National Nuclear Security Administration. We deliver solutions for nuclear security and operations, nuclear waste management and laboratory management. Additionally, we are an industry leader in nuclear remediation at governmental facilities providing site management, environmental remediation, and decommissioning of facilities and have been successful in addressing environmental and regulatory challenges associated with legacy and operational nuclear sites. We also provide services to commercial nuclear clients. In civil services, we are a partner to FEMA for disaster recovery and are one of their top contractors.

In defense, we deliver operations and maintenance, global logistics, EPC, life support and operations of mission critical facilities across U.S. military service organizations. We can rapidly mobilize people and equipment to deliver solutions across the globe and in the harshest environments. We believe we can deliver the solutions to our military clients no matter how remote the location or how quickly services are required. We believe we have the people, tools and skills to provide services that are unmatched among our peers.

For our intelligence clients, we have more than 600 security-cleared personnel providing critical infrastructure solutions such as data center management, operations and maintenance of secure facilities and technology platform services. We construct and renovate secure facilities around the world for a number of government departments and agencies in support of their enduring missions. We believe we are trusted by our clients to ensure their mission success.

Other

Our Other segment includes the operations of NuScale, in which we are the majority investor. NuScale has developed an NRC standard design approved SMR technology, which we believe will be a leader in the development of light water, passively safe SMRs, providing us with significant future project opportunities.

In the first quarter of 2022, we determined that our Stork business and the remaining unsold AMECO equipment business no longer met all of the requirements to be classified as Disc Ops, primarily because of uncertainties related to the timing of these sales. Therefore, both Stork and the remaining AMECO operations are reported as Cont Ops for all periods presented and included in the Other segment. Stork provides asset maintenance and asset integrity services to the oil and gas, chemicals, life sciences, power, mining and metals, consumer products and manufacturing industries. Our equipment business provides integrated construction equipment, tool, scaffolding and fleet service solutions to us and third-party clients in a focused number of locations around the world for construction projects and client production assets.

We made the decision to retain Stork's North American operations, which largely consists of our operations and maintenance business owned prior to the acquisition of Stork. This business line, renamed Plant & Facility Services, will be included in our Urban Solutions segment beginning in the first quarter of 2023, and on a comparable basis for earlier periods.

Other Matters

Backlog

Backlog represents the total amount of revenue we expect to record in the future based upon contracts that have been awarded to us. Backlog is stated in terms of gross revenues and may include significant estimated amounts of third-party, subcontracted and pass-through costs.

Backlog in the engineering and construction industry is a measure of the value of work to be performed on contracts already awarded and those in progress.

	December 31, 2022	December 31, 2021
	(in millions)	
Energy Solutions	$ 9,134	$ 9,324
Urban Solutions	9,900	7,048
Mission Solutions	5,666	2,562
Other	1,349	1,866
Total Backlog[1][2]	$ 26,049	$ 20,800

_____

(1) The temporary staffing business in the Urban Solutions segment does not report backlog or new awards based on the nature of its business. For projects related to proportionately consolidated joint ventures, we include only our percentage ownership of each joint venture's backlog.

(2) Includes backlog of $1.8 billion and $1.1 billion for legacy projects in a loss position as of December 31, 2022 and 2021, respectively.

(in millions)	December 31, 2022	December 31, 2021
North America	$ 16,807	$ 12,949
Asia Pacific (including Australia)	3,688	1,125
Europe	2,561	2,822
Central and South America	2,670	3,378
Middle East and Africa	323	526
Total Backlog	$ 26,049	$ 20,800

Although backlog reflects business that we consider to be firm, cancellations, deferrals or scope adjustments may occur. Backlog is adjusted to reflect any known project cancellations, revisions to project scope and cost, foreign currency exchange fluctuations and project deferrals, as appropriate. The terms and conditions of some contracts include elements of both lump-sum and reimbursable contracts. Also, certain contracts may be converted from reimbursable to lump-sum. Due to additional factors outside of our control, such as changes in project schedules, we cannot predict the exact timing that our December 31, 2022 backlog will be earned as revenue. Accordingly, backlog is not necessarily indicative of future earnings or revenues and no assurances can be provided that we will ultimately realize revenue on our backlog.

The following table sets forth our changes in consolidated backlog:

		2022		2021
		(in millions)		
Backlog at beginning of year	$	20,800	$	25,569
New awards		19,815		9,970
Adjustments and cancellations, net[1]		(1,019)		(809)
Work performed		(13,547)		(13,930)
Backlog at end of year	$	26,049	$	20,800

_____

(1) During 2021, we removed $2 billion from backlog due to the cancellation of a steel project and a chemicals project.

In 2023, we expect to perform approximately 55% of our total backlog reported as of December 31, 2022, which is in line with the last three years.

Types of Contracts

While the basic terms and conditions of the contracts that we perform may vary considerably, we typically perform our work under two types of contracts: (a) reimbursable contracts and (b) lump-sum or guaranteed maximum contracts. In some markets, we are seeing hybrid contracts containing both lump-sum and reimbursable elements. As of December 31, 2022, the following table summarizes contract type within our ending backlog:

(in millions)		December 31, 2022			December 31, 2021	
Reimbursable	$	16,500	63 %	$	8,497	41 %
Lump-Sum and Guaranteed Maximum		9,549	37 %		12,303	59 %

In accordance with industry practice, most of our contracts are subject to termination at the discretion of our client. In such situations, our contracts typically provide for the payment of fees earned through the date of termination and the reimbursement of costs incurred including demobilization costs.

Under reimbursable contracts, the client reimburses us based upon negotiated rates and pays us a pre-determined fee, or a fee based upon a percentage of the cost incurred in completing the project. Our profit may be in the form of a fee, a simple markup applied to labor cost incurred in performing the contract, or a combination of the two. The fee element may also vary. The fee may be an incentive fee based upon achieving certain performance factors, milestones or targets; it may be a fixed amount in the contract; or it may be based upon a percentage of the cost incurred. In some cases, reimbursable contracts may be converted into lump-sum contracts.

Our Mission Solutions segment, primarily acting as a prime contractor or a major subcontractor for a number of government programs, generally performs its services under reimbursable contracts subject to applicable statutes and regulations. In many cases, these contracts include incentive fee arrangements. The programs may span many years and may be implemented by awards under multiple contracts. Some of our government contracts are known as indefinite delivery indefinite quantity ("IDIQ") agreements. Under these arrangements, we work closely with the government to define the scope and amount of work required based upon an estimate of the maximum amount that the government desires to spend. While the scope is often not initially fully defined or does not require any specific amount of work, once the project scope is determined, additional work may be awarded to us without the need for further competitive bidding.

Under lump-sum contracts, we may bid based upon preliminary engineering drawings and specifications provided by the client. This type of contracting presents risk because, among other things, it requires us to predetermine the work to be performed, the project execution schedule and all costs associated with the work based on incomplete information, all of which requires us to make pricing assumptions based on judgment informed by prior experience on other projects. As noted below, this risk may be higher when we provide a lump-sum bid in competition with other contractors because we may not be selected for the work if our bid is higher than the competition. Another type of lump-sum contract is a negotiated fixed-price contract, under which we are selected as contractor first and then negotiate a lump-sum price with the client. This may reduce the risk associated with bidding in competition. Furthermore, negotiated fixed-price contracts may occur under a compensation model in which we perform some of the early work on a project, including to advance the engineering, on a reimbursable basis before agreeing upon and converting to a lump-sum price for the remainder of the project. Depending upon when in the lifecycle of a project we convert from reimbursable to lump-sum pricing, the risk may be lower because we may have had greater insight into the details of the project scope, engineering and schedule thereby reducing the number and character of the pricing assumptions in the agreed-upon lump-sum price. Another type of lump-sum contract is a unit price contract under which we are paid a set amount for every "unit" of work performed. If we perform well under any type of lump-sum contract, we can benefit from cost savings gained from the effects of our efficiencies. However, if the project does not proceed as originally planned, we may not be able to recover cost overruns, which may cause us to lose money.

Guaranteed maximum price contracts are reimbursable contracts except that the total fee plus the total cost cannot exceed an agreed upon guaranteed maximum price. We can be responsible for some or all of the total cost of the project if the cost exceeds the guaranteed maximum price. Where the total cost is less than the negotiated guaranteed maximum price, we may receive the benefit of the cost savings based upon a negotiated agreement with the client.

Some of our contracts, regardless of type, may operate under joint ventures or other teaming arrangements. Typically, we enter into these arrangements with companies with whom we have worked previously. These arrangements are generally made to strengthen our market position or technical skills, or where the size, scale or location of the project directs the use of such arrangements.

Competition

The markets served by our business are highly competitive and, for the most part, require substantial resources and highly skilled and experienced technical personnel. A large number of companies compete against us, including U.S.-based companies such as AECOM, Amentum Services, Inc., Bechtel Group, Inc., EMCOR Group, Inc., Jacobs Solutions, Inc., KBR, Inc., Kiewit Corporation, Granite Construction, Inc. and Quanta Services, Inc., and international-based companies such as ACS Actividades de Construccion y Servicios, Balfour Beatty plc, Chiyoda Corporation, Hyundai Engineering & Construction Company, Ltd., JGC Corporation, McDermott International, Inc., Petrofac Limited, SNC-Lavalin Group, Inc., Samsung Engineering, Stantec Inc., Technip Energies N.V., Wood Group plc, and WorleyParsons Limited.

Competition for our Energy Solutions and Urban Solutions segments is based on an ability to provide the design, engineering, planning, management and project execution skills required to complete complex projects in a safe, timely and cost-efficient manner. We believe our engineering, procurement, fabrication and construction business derives its competitive strength from our market diversity, excellence in execution, reputation for quality, technology, cost-effectiveness, worldwide procurement capability, project management expertise, geographic coverage, ability to meet client requirements by performing construction on either a union or an open shop basis, ability to execute complex projects of varying sizes, strong safety record and lengthy experience with a wide range of services and technologies.

In Urban Solutions, temporary staffing is a highly fragmented market with over 1,000 companies competing globally. The key competitive factors in this business line are price, service, quality, client relationships, breadth of service and the ability to identify and retain qualified personnel and geographic coverage.

In our Mission Solutions segment, key competitive factors are primarily centered on performance, qualified personnel and the ability to provide the design, engineering, planning, management and project execution skills required to complete complex projects in a safe, timely, cost-efficient and compliant manner.

Raw Materials

The principal products we use in our business include structural steel, metal plate, concrete, cable and various electrical and mechanical components. These products and components are subject to raw material (aluminum, copper, nickel, iron ore, etc.) availability and pricing fluctuations, which we monitor on a regular basis. We have access to numerous global supply sources; however, the availability and cost of these products, components and raw materials may vary significantly from year to year due to various factors including the logistics market, client demand, producer capacity, inflation, market conditions and specific material shortages.

Compliance with Government Regulations

We provide services at sites throughout the world. Work at some of these sites involves activities related to nuclear facilities, hazardous waste, hydrocarbon production, distribution and transport, the military and infrastructure. Some of our work can be performed adjacent to environmentally sensitive locations such as wetlands, lakes and rivers. We also contract with governments to remediate hazardous materials, including chemical agents, as well as to decontaminate and decommission nuclear sites. These activities can require us to manage, handle, remove, treat, transport and dispose of toxic, radioactive or hazardous substances, and are subject to many environmental, health and safety laws and regulations.

We believe that we are compliant with all environmental, health and safety laws and regulations. We further believe that any accruals with respect to future environmental costs are adequate and that any future costs will not have a material effect on our financial position or results of operations. Some factors, however, could result in additional expenditures or the provision of additional accruals in expectation of such expenditures. These include the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or the allocation of such costs among potentially responsible parties, or a determination that we are potentially responsible for the release of hazardous substances at sites other than those currently identified.

Sustainability

Our sustainability mission envisions meeting the needs of our clients while conducting business in an environmentally and socially responsible manner. We consistently apply prudent governance principles to the benefit of current and future generations, thereby creating value for all stakeholders. Every day, we help clients safeguard the environment, conserve energy, protect lives, and strengthen the economies and social structures of communities in which our employees work and live.

As a key component for our sustainability program, we have committed to reduce our greenhouse gas emissions. Early in 2021, we committed to achieving net zero emissions for Scopes 1 and 2 absolute greenhouse gas emissions by the end of 2023, and we believe we are on track to meet that objective.

We have a Sustainability Committee to oversee our sustainability policies, strategies and programs. The Sustainability Committee includes representatives from each of our business segments, as well as a cross-functional team of subject matter experts from communications, health, safety and environmental, human resources, supply chain, investor relations and legal, who serve as advisors to the Sustainability Committee. In furtherance of our Board of Directors' commitment to sustainability, our Board of Directors and Governance Committee review and receive reports from management on our sustainability efforts.

Human Capital

We have built a high-performance culture with purpose and foster a diverse and inclusive workplace as a business imperative because people are our greatest asset. A high performance culture, where everyone is treated fairly and respectfully and has equal access to opportunities based on capabilities and performance, regardless of background, raises both the individual and collective performance of our company. Our culture drives employee engagement, productivity and a sustainable competitive advantage.

The following summarizes our human capital information as of December 31, 2022:

	Number of Employees
Salaried Employees	19,573
Craft and Hourly Employees	17,239
TRS Agency	2,764
Total	39,576

The number of craft and hourly employees can vary in relation to the number, size and phase of execution of our projects.

We have employees in the following regions:

Region	% of Global Workforce
North America	36 %
Europe, Africa and Middle East	21 %
Central and South America	30 %
Asia Pacific (includes Australia)	13 %

Health and Safety

Safety is one of our core values. We are committed to taking care of our employees and preventing injuries in our offices and project locations. Our robust programs and procedures help us mitigate the hazards inherent in the work we do. We are committed to fostering a caring, preventive culture founded on proactive action by engaged employees. We call this

Safer Together^{SM}. Our 2022 safety performance, calculated in accordance with OSHA record keeping requirements, resulted in a total case incident rate of 0.31 when excluding COVID cases (or 0.34 including COVID cases), which outperformed our goal of less than 0.38 (on the same basis) and well below comparable industry benchmarks. We also provide resources to improve employee wellbeing including various mental health awareness campaigns, our global Employee Assistance Program, site-specific wellbeing programs, and suicide prevention and mental health first aid training.

Diversity, Equity and Inclusion

We are committed to advancing Diversity, Equity and Inclusion ("DE&I"). We believe that every voice matters, and we value DE&I at every level of our organization. We encourage diversity of cultures and perspectives as we build inclusive, high-performance teams. We listen actively, respect one another and foster an environment of inclusivity and a sense of belonging. We engage and partner with stakeholders who represent and support gender, generation, sexual orientation, mental and physical ability, race and ethnic diversity. We encourage knowledge sharing among our employees and stakeholders.

We are focused on delivering four key impact pillars to advance DE&I:

• Champion an inclusive culture;

• Recruit, develop and retain talent;

• Enhance employee experience; and

• Improve social progress and impact.

We work with a variety of outreach, community and education organizations, including a range of universities. Fluor's Global University Sponsorship Program includes 24 partner institutions on six continents and we continue to grow our relationships across a range of diverse colleges and technical schools with the majority of funding focused on underserved minorities, women and veterans.

We are committed to strengthening our talent pipeline by expanding our diversity lens in our recruitment and selection processes. We post our job openings internally and externally to reach a broad, diverse pool of candidates from all backgrounds. Our balanced slate candidate selection practice supports the inclusive selection of candidates based on capability, skills and qualifications for positions across our offices and business lines.

We have established five regional inclusion councils, with 11 chapters, to drive region-specific diversity and inclusion actions. In addition, we have five employee resource groups ("ERGs"): Black Employee Alliance, Emerging Leaders Group, Graduates Advancing to Professionalism, Growing Representation & Opportunity for Women and PRIDE for LGBTQ+ communities and allies. Active ERGs are a critical component of strengthening our culture of inclusion by providing representation on regional inclusion councils, encouraging employee engagement, attracting and retaining talent, hosting intersectional events and offering allyship opportunities and a sense of community for all employees.

Development Opportunities

One of our top priorities is to provide ongoing training and development for our employees through multiple avenues. In 2022, we extended our catalog of leadership development offerings and methods of delivery. This included delivery of critical learning opportunities to our executives, project execution and functional employees based in offices, remote locations and project field assignments. Additionally, employees can access Fluor University, our online platform, where they can select from a wide variety of self-paced, online, virtual and instructor-led training courses. Topics range from our internally developed Fluor University courses focused on discipline-specific training, to commercially available technical learning and general knowledge topics, such as leadership, business acumen, communication and inclusive management. In 2022, our employees received nearly 73,000 hours of training through Fluor University. For group-focused development and networking, our global mentoring circles provide an avenue for small groups to generate dialogue about meaningful and relevant topics related to the company, work environment and career development.

Community Responsibility

A high-performance culture with purpose offers employees robust and enriching opportunities to help build a better world. For more than 40 years, our employee giving and volunteering program, Fluor Cares, has empowered employees to give back to the communities where we live and work. In 2022, Fluor and our Fluor Foundation contributed $5 million to community initiatives and programs with the majority of funding allocated to programs that support underserved minorities and women. Additionally, we expanded our Fluor Cares platform to further empower our employees to invest in organizations and causes that best resonate with them. This employee giving and volunteering program now includes 22 countries on six continents and resulted in donations of $4 million. In 2022, thousands of our employees donated 22,500 volunteer hours, nearly double 2021, to improve the communities where we live and operate.

We remain true to our legacy of giving back even as a variety of natural disasters and regional unrest affected lives and communities in far-reaching and profound ways. In 2022, Fluor and our employees donated funds and supplies to provide critical relief to those affected by the conflict in Eastern Europe. Donations included emergency food, clothing, medicine and housing. We also donated $125,000 to the World Food Program to provide Ukrainian refugees with meals and basic necessities. In addition, through our charitable partners, we delivered nearly 2 million hours of STEM (science, technology, engineering and math) instruction to 200,000 students and teachers to equip students with the skills to participate in tomorrow's workforce. We provided 850,000 meals to the hungry. We planted 24,000 trees, including reconstituting a mangrove forest on the Philippines coast, and delivered environmental education to over 19,000 students to help create sustainable communities.

Information about our Executive Officers

The following information is being furnished with respect to our executive officers as of January 31, 2023:

Name	Age	Position with the Company(1)
Joseph L. Brennan	55	Executive Vice President and Chief Financial Officer
James R. Breuer	54	Group President, Energy Solutions
Alvin C. Collins III	49	Group President, Corporate Development and Sustainability
David E. Constable	61	Chairman and Chief Executive Officer
Thomas P. D'Agostino	64	Group President, Mission Solutions
Stacy L. Dillow	49	Executive Vice President and Chief Human Resources Officer
Mark E. Fields	64	Group President, Project Execution
John C. Regan	53	Executive Vice President, Controller and Chief Accounting Officer
John R. Reynolds	66	Executive Vice President, Chief Legal Officer and Secretary
Terry W. Towle	62	Group President, Urban Solutions

_____

(1) All references are to positions held with Fluor Corporation. All officers serve in their respective capacities at the pleasure of the Board of Directors.

Joseph L. Brennan

Mr. Brennan has been Executive Vice President and Chief Financial Officer since July 2020. Prior to that, he was Senior Vice President and Operations Controller in 2020, Senior Vice President and Segment Controller — Energy & Chemicals from 2018 to 2020 and Vice President and Segment Controller — Energy & Chemicals from 2016 to 2018 and as the general manager of our Southern California operations from 2013 to 2016. Mr. Brennan joined the company in 1991.

James R. Breuer

Mr. Breuer has been Group President, Energy Solutions since January 2021. Prior to that, he was President, Downstream — Energy & Chemicals from 2019 to 2021, Vice President and General Manager, South America — Mining & Metals from 2017 to 2019 and Director of Operations, ICA Fluor from 2013 to 2017. Mr. Breuer joined the company in 1993.

Alvin C. Collins III

Mr. Collins has been Group President, Corporate Development and Sustainability since January 2021. Prior to that, he was Senior Vice President, Operations — Energy & Chemicals from 2019 to 2021, Senior Vice President, Global Business Development — Energy & Chemicals in 2019, Senior Vice President, Operations in Europe, Africa and the Middle East — Energy & Chemicals from 2016 to 2019. Mr. Collins joined the company in 1994.

David E. Constable

Mr. Constable has been Chief Executive Officer since January 2021, after serving as a member of Fluor's Board of Directors since 2019. He previously served as Chief Executive Officer (from 2011) and Chief Executive Officer and President (from 2014) of Sasol Ltd., an integrated energy and chemical company, until 2016. Prior to that, he was Group President, Project Operations at the company from 2009 to 2011 and Group President, Power from 2005 to 2009. Mr. Constable first joined the company in 1982. Mr. Constable was appointed Chairman of the Board in May 2022.

Thomas P. D'Agostino

Mr. D'Agostino has been Group President, Mission Solutions since January 2021. Prior to that, he was Group President, Government from 2017 to 2021, Senior Vice President, Sales —Government from 2015 to 2017 and Senior Vice President, Strategic Planning and Development — Government from 2013 to 2015. Mr. D'Agostino joined the company in 2013.

Stacy L. Dillow

Ms. Dillow has been Executive Vice President and Chief Human Resources Officer since 2019. Prior to that, she was Head of Supply Chain Transformation, Southeast Asia and Australasia at Unilever, a consumer goods company, from 2018 to 2019. Prior to that, she was Senior Project Director — Energy & Chemicals at the company from 2014 to 2017. Ms. Dillow first joined the company in 1996.

Mark E. Fields

Mr. Fields has been Group President, Project Execution since January 2021. Prior to that, he was Group President, Energy & Chemicals from 2019 to 2021, Senior Vice President, Energy & Chemicals Americas from 2017 to 2019 and Senior Vice President, Project Director — Energy & Chemicals from 2009 to 2017. Mr. Fields joined the company in 1981.

John C. Regan

Mr. Regan has been Executive Vice President, Controller and Chief Accounting Officer since June 2020. He was previously Executive Vice President and Chief Financial Officer of Alta Mesa Resources, Inc., an upstream exploration and production company, from 2019 to 2020, and Executive Vice President and Chief Financial Officer of Vine Oil and Gas LP and Brix Oil and Gas LP, private companies focused on natural gas exploration, from 2015 to 2018.

John R. Reynolds

Mr. Reynolds has been Executive Vice President and Chief Legal Officer since 2019 and Secretary since 2020. Prior to that, he was Vice President and Senior Managing General Counsel from 2017 to 2019 and Managing General Counsel from 2005 to 2017. Mr. Reynolds joined the company in 1985.

Terry W. Towle

Mr. Towle has been Group President, Urban Solutions since January 2021. Prior to that, he was Group President, Infrastructure & Power from 2019 to 2021, Senior Vice President, Project Director — Infrastructure from 2015 to 2019 and Senior Vice President, Business Line President — Infrastructure from 2014 to 2015. Mr. Towle joined the company in 1985.

Available Information

Our website address is *www.fluor.com*. You may obtain free electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports on the "Investor Relations" portion of our website as soon as reasonably practicable after we electronically file them with the SEC. These reports, and any amendments to them, are also available at the SEC's website, *www.sec.gov*. We also use our investor relations website as a channel of distribution for important company information. Investors and others can receive notifications of new information posted on our investor relations website in real time by signing up for e-mail alerts and RSS feeds. We also maintain various documents related to our corporate governance including our Corporate Governance Guidelines, our Board Committee Charters and our Code of Business Conduct and Ethics for Members of the Board of Directors on the "Sustainability" portion of our website under "Governance."

Item 1A. *Risk Factors*

We operate in a complex and rapidly changing global environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our business, financial condition, results of operations, and stock price. The risks described below highlight some of the factors that have affected and could affect us in the future. We may also be affected by unknown risks or risks that we currently think are immaterial. If any such events actually occur, our business, financial condition, results of operations, and stock price could be materially adversely affected.

Summary Risk Factors

The following summarizes the risks and uncertainties that could materially adversely affect our business, financial condition, results of operation and stock price. You should read this summary together with the more detailed description of each risk factor contained below.

Risks Related to our Operations

- We are vulnerable to the cyclical nature of the markets we serve.
- Our revenue and earnings are largely dependent on new awards, which are driven by our clients.
- The nature of our contracts, particularly our lump-sum contracts, subject us to risks associated with delays and cost overruns, which may not be recoverable and may result in reduced profits or losses that could have a material impact on us.
- Intense competition in the EPC industry can impact our revenue and profits.
- Our ability to grow requires us to hire and retain qualified personnel.
- The success of teaming arrangements and joint ventures depends on the satisfactory performance by our venture partners over whom we may have little or no control, and the failure of those partners to perform their obligations could impose additional obligations on us that could have a material impact on us.
- We are dependent upon suppliers and subcontractors to complete many of our contracts.
- Cybersecurity breaches of our systems and IT could adversely impact us.
- Systems and IT interruption, as well as new systems implementation, could adversely impact our ability to operate.
- We have international operations that are subject to foreign economic and political uncertainties and risks. Unexpected and adverse changes in the foreign countries in which we operate could result in project disruptions, increased cost and potential losses.
- Our backlog is subject to unexpected adjustments and cancellations.
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- Our employees work on projects that are inherently dangerous and in locations where there are high security risks, and a failure to maintain a safe work site could result in significant losses.
- Our businesses could be materially and adversely affected by events outside of our control.
- We must successfully manage the demands, supply and operational challenges associated with the effects of widespread health concerns, such as COVID.
- Our actual results could differ from the assumptions and estimates used to prepare our financial statements.
- If we experience delays or defaults in client payments, we could be negatively impacted.
- Our U.S. government contracts and contracting rights may be terminated or otherwise adversely impacted at any time, and our inability to win or renew government contracts during regulated procurement processes could harm our operations and reduce our projects and revenues.
- Our effective tax rate and tax positions may vary.
- It can be very difficult and expensive to obtain the insurance we need for our business operations.
- If we do not have adequate indemnification for our nuclear services, it could adversely affect our business and financial condition.
- Foreign currency risks could have an adverse impact on us.
- The loss of one or a few clients could have an adverse effect on us.
- Our business may be negatively impacted if we are unable to adequately protect intellectual property rights.
- Our results of operations could be adversely affected as a result of asset impairments.
- Climate change and related environmental issues could have a material adverse impact on our business, financial condition and results of operation.
- Increasing scrutiny and changing expectations from investors with respect to sustainability practices may impose additional costs on us or expose us to reputational or other risks.

Risks Related to Indebtedness and other Credit Related Risks

- Adverse credit and financial market conditions, including increasing interest rates, could impair our clients', our partners' and our own borrowing capacity, which could negatively affect us.
- Our indebtedness could lead to adverse consequences or adversely affect our financial position and prevent us from fulfilling our obligations under such indebtedness, and any refinancing of this debt could be at significantly higher interest rates.
- We may be unable to win new contract awards if we cannot provide clients with financial assurances.

Legal and Regulatory Risks

- We are involved in litigation and regulatory proceedings, potential liability claims and contract disputes that may have a material impact on our financial condition and results of operations.
- Our failure to recover adequately on claims against project owners, subcontractors or suppliers for payment or performance could have a material effect on our financial results.
- We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

- We could be adversely impacted if we fail to comply with domestic and international import and export laws.
- Employee, agent or partner misconduct or our overall failure to comply with laws or regulations could impair our ability to compete for contracts.
- New or changing legal requirements could adversely affect us.
- Past and future environmental, safety and health regulations could impose significant additional costs on us.

Risks Related to Strategic Plans and Mergers & Acquisitions

- We may be unsuccessful implementing our strategic and operational initiatives.
- We may be unsuccessful integrating acquisitions or capitalizing on investments we make.

Risks Related to our Preferred Stock and our Equity

- Conversion of our CPS will dilute the ownership interest of existing common stockholders or may otherwise depress the price of our common stock.
- Our CPS has rights, preferences and privileges that are not held by, and are preferential to the rights of, our common stockholders, which could adversely affect the value of the common stock, our liquidity and our financial condition.
- Provisions attendant to our CPS may deter or prevent a business combination that may be favorable to our common stockholders.
- If we issue additional equity securities, stockholders' ownership percentages would be diluted.
- Delaware law and our charter documents may impede or discourage a takeover or change of control.

Risks Related to our Operations

We are vulnerable to the cyclical nature of the markets we serve.

The demand for our services is dependent upon the existence of clients with capital investments. Our clients' interest in approving new projects, budgets for capital expenditures and need for our services have in the past been, and may in the future be, adversely affected by, among other things, poor economic conditions (including inflation, slow growth or recession, changes to governments' fiscal or monetary policy and higher interest rates), low oil prices, political uncertainties and currency devaluations. Clients have been and remain selective in how they allocate their capital, especially the larger scale projects in which we specialize. For example, in our Energy Solutions segment, capital expenditures by our clients are influenced by factors such as prevailing hydrocarbon prices and expectations about future prices for underlying commodities, technological advances, the costs of exploration, production and delivery of product, domestic and international political, military, regulatory and economic conditions and other similar factors. There is no guarantee that current oil prices will be sustained, and the timing and extent of any future improvements in demand remain uncertain. Industries served by that segment and many of the others we serve have historically been and will continue to be vulnerable to general downturns, which in turn could materially and adversely affect the demand for our services.

Our revenue and earnings are largely dependent on new awards, which are driven by our clients.

The awarding and timing of projects is unpredictable and driven by our clients. Awards, including expansions of existing projects, often involve complex and lengthy negotiations and competitive bidding processes. These processes can be impacted by a wide variety of factors including a client's decision to not proceed with the development of a project, governmental approvals, financing contingencies, oil prices, environmental conditions and overall market and economic conditions. We may not win contracts that we have bid on due to price, a client's perception of our ability to perform and/or perceived technology advantages held by others. Many of our competitors may be more inclined to take greater risks or include terms and conditions that we might not deem acceptable, especially when the markets for the services we typically offer are relatively soft. Because a significant portion of our revenue is generated from large projects, our results can fluctuate depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As a result, we are subject to the risk of losing new awards to competitors or the risk that revenue may not be derived from awarded projects as quickly as anticipated. Additionally, uncertain economic and political conditions may make it difficult for our clients, our vendors and us to accurately forecast and plan future business activities. For example, changes to U.S. policies related to global trade and tariffs in recent years, and responsive changes in policy by foreign jurisdictions, have resulted in uncertainty surrounding the future of the global economy as well as retaliatory trade measures implemented by other countries. We cannot predict the outcome of changing trade policies or other unanticipated economic or political conditions, nor can we predict the timing, strength or duration of any worldwide economic recovery or downturn or in the markets that we serve.

The nature of our contracts, particularly our lump-sum contracts, subject us to risks associated with delays and cost overruns, which may not be recoverable and may result in reduced profits or losses that could have a material impact on us.

Because our projects are often technically complex, with multiple phases occurring over several years, we incur risks in our project execution activities. These risks could result in project delays, cost overruns or other problems and can include the following:

- Incorrect assumptions related to productivity, scheduling estimates or future economic conditions, including with respect to the impacts of inflation on lump-sum contracts;

- Unanticipated technical problems, including design or engineering issues;

- Inaccurate representations of site conditions and unanticipated changes in the project execution plan;

- Project modifications creating unanticipated costs or delays and failure to properly manage project modifications;

- Inability to achieve guaranteed performance or quality standards with regard to engineering, construction or project management obligations;

- Insufficient or inadequate project execution tools and systems needed to record, track, forecast and control cost and schedule;

- Reliance on historical cost and/or execution data that is not representative of current economic and/or execution conditions;

- Failure to accurately estimate the timing and cost of projects, including due to inflation, supply chain disruption, rising construction costs or unforeseen increases in the cost of labor;

- Unanticipated increases in the cost of raw materials, components or equipment, including due to inflation or the imposition of import tariffs;

- Failure to properly make judgments in accordance with applicable professional standards, including engineering standards;

- Failure to properly assess and update appropriate risk mitigation strategies and measures;

- Difficulties related to the performance of our clients, partners, subcontractors, suppliers or other third parties;

- Delays or productivity issues caused by weather; and

- Changes in local laws or difficulties or delays in obtaining permits, rights of way or approvals.

These and other risks have in the past and may in the future result in our failure to achieve contractual cost or schedule commitments, safety performance, overall client satisfaction or other performance criteria. As a result, we may receive lower fees or lose our ability to earn incentive fees. In other cases, our fee will not change but we will have to continue to perform work without additional fees until the performance criteria is achieved. We may also be required to pay liquidated damages if we fail to complete a project on schedule. In addition, if we fail to meet guaranteed performance or quality standards, we may be held responsible under the guarantee or warranty provisions of our contract for cost impact to the client, generally in the form of contractually agreed-upon liquidated damages or an obligation to re-perform work. To the extent these events occur, the total cost to the project (including any liquidated damages we become liable to pay) could be material and could, in some circumstances, equal or exceed the full value of the contract. In such events, our financial condition or results of operations could be materially and negatively impacted.

In circumstances where the contract is lump-sum or the revenue is otherwise fixed, we bear significant risk for delays and cost overruns. Reimbursable contract types, such as those that include negotiated hourly billing rates, may restrict the kinds or amounts of costs that are reimbursable, therefore exposing us to the risk that we may incur certain costs in executing these contracts that are above our estimates and not recoverable from our clients.

Intense competition in the EPC industry can impact our revenue and profits.

We serve markets that are highly competitive and in which a large number of multinational companies compete. These markets require substantial resources and investment in technology and skilled personnel. We also see a continuing influx of non-traditional competitors offering below-market pricing while accepting greater risk. Competition places downward pressure on our contract prices and profit margins, and could cause us to accept contractual terms and conditions that are not normal or customary, thereby increasing the risk of losses on such contracts. Intense competition is expected to continue in our markets, presenting us with challenges to maintain acceptable profit margins. To the extent we are unable to meet these competitive challenges, we could lose revenue and experience reduced profitability.

Our ability to grow requires us to hire and retain qualified personnel.

The success of our business is dependent upon being able to attract, develop and retain personnel, including engineers, project management, craft employees and management, who have the necessary and required experience and expertise, and who will perform these services at a reasonable and competitive rate. Competition for these and other experienced personnel is intense. It may be difficult to attract and retain qualified individuals with the expertise and in the timeframe demanded by our clients. In certain geographic areas, for example, we may be unable to satisfy the demand for our services because of our inability to deploy qualified personnel. Also, it may be difficult to replace personnel who hold government required credentials. Loss of the services of, or failure to recruit, qualified technical and management personnel, including a preference for some candidates to work remotely, could limit our ability to successfully complete existing projects and compete for new projects. In addition, as costs related to our workforce are dependent on market conditions, inflationary pressure has increased, and may continue to increase, labor costs in certain geographic areas.

As some of our executives and other key personnel approach retirement age or otherwise leave the company, we need to provide for smooth transitions, which requires succession planning to identify and integrate new personnel into leadership roles. Changes in our management team may disrupt our business and the failure to successfully transition and assimilate executives or other key personnel could adversely affect our results. If we are unable to employ a sufficient number of skilled personnel or effectively implement appropriate succession plans, our ability to pursue projects may be adversely affected, the costs of executing our existing and future projects may increase.

In addition, the cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. For example, the uncertainty of contract award timing can present difficulties in matching our workforce size with project needs. If an expected contract award is delayed or not received, we could incur costs resulting from excess staff, reductions in staff, or redundancy of facilities that could have a material adverse impact on us.

The success of teaming arrangements and joint ventures depends on the satisfactory performance by our venture partners over whom we may have little or no control, and the failure of those partners to perform their obligations could impose additional obligations on us that could have a material impact on us.

In the ordinary course of business in our industry, we execute specific projects and otherwise conduct certain operations through joint ventures, consortiums, partnerships and other collaborative arrangements (collectively, "ventures"). We have various ownership interests in these ventures, with such ownership typically being proportionate to our decision-making and distribution rights. The ventures generally contract directly with our client; however, services may be performed directly by the venture, or may be performed by us, our partners, or a combination thereof.

Our success in many markets is impacted by the presence or capability of our partners. If we are unable to compete alone, or with a quality partner, our ability to win work and successfully complete our contracts may be impacted. Differences in opinions or views between venture partners can result in delayed decision-making or failure to agree on material issues, which could adversely affect the business and operations of our ventures. In many of the countries in which we engage in joint ventures, it may be difficult to enforce our contractual rights under the applicable joint venture agreement.

At times, we also participate in ventures where we are not a controlling party or where we team with unaffiliated parties on a particular project. In such instances, we may have limited control over venture decisions and actions, including ICFR, which may have an impact on our business. If internal control problems arise within a venture, or if our venture partners have financial or operational issues, there could be a material impact on our business, financial condition or results of operations.

The success of our ventures also depends, in large part, on the satisfactory performance by our venture partners of their obligations, including their obligation to commit working capital, equity or credit support as required by the venture and to support their indemnification and other contractual obligations. If our venture partners fail to satisfactorily perform their obligations, the venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services and to meet any performance guarantees. From time to time, in order to establish or preserve a relationship, or to better ensure venture success, we may accept risks or responsibilities for the venture that are not necessarily proportionate with the reward we expect to receive or that may differ from risks or responsibilities we would normally accept in our own operations. We may also be subject to joint and several liability under the contracts for venture projects. These additional obligations could result in reduced profits or, in some cases, increased liabilities or significant losses for us with respect to the venture, and in turn, our business and operations. In addition, a failure by a venture partner to comply with applicable regulations could negatively impact our business and reputation and could result in fines, penalties, suspension or, in the case of government contracts, even debarment.

We are dependent upon suppliers and subcontractors to complete many of our contracts.

Some of the work performed under our contracts is performed by third-party subcontractors. We also rely on third-party suppliers to provide much of the equipment and materials used for projects. If we are unable to hire qualified subcontractors or find qualified suppliers, our ability to successfully or timely complete a project could be impaired. If the amount we are required to pay for subcontractors or equipment and supplies exceeds what we have estimated, especially in a lump-sum contract, we may suffer losses on these contracts. If a supplier or subcontractor fails to provide supplies, technology, equipment or services as required under a contract to us, our joint venture partner, our client or any other party involved in the project for any reason, or provides supplies, technology, equipment or services that are not an acceptable quality, we may be required to source those supplies, technology, equipment or services on a delayed basis or at a higher price than anticipated, which could impact our profitability. In addition, faulty workmanship, equipment or materials could impact the overall project, resulting in claims against us for failure to meet required project specifications. These risks may be intensified during an economic downturn if these suppliers or subcontractors experience financial difficulties or find it difficult to obtain sufficient financing to fund their operations or access to bonding, and are not able to provide the services or supplies necessary for our business. A failure by a third-party subcontractor or supplier to comply with applicable laws, rules or regulations could negatively impact our business and reputation and could result in fines, penalties, suspension, or in the case of government contracts, even debarment.

Cybersecurity breaches of our systems and IT could adversely impact our ability to operate.

We utilize, develop, install and maintain a number of IT systems. Various privacy and security laws require us to protect sensitive and confidential information from disclosure. In addition, we are bound by our contracts, as well as our own business practices, to protect confidential and proprietary information. Our computer systems, as well as those of our clients, partners, contractors and other vendors, face the threat of unauthorized access, computer hacking, viruses, malicious code, cyber attacks, phishing and other security incursions and system disruptions. As many of our employees use our computer systems to collaborate with colleagues in different geographic locations and access our systems remotely, we may be subject to heightened risks, including the risk of cyber attacks. While we endeavor to maintain or exceed industry-accepted security measures and technology to secure our computer systems and while we endeavor to ensure our cloud vendors that store our data maintain similar measures, these systems and the information stored on these systems are still subject to threats. There can be no assurance that our efforts, including cybersecurity training for our employees, will protect us against all threats. Further, as these security threats continue to evolve, we may be required to devote additional resources to protect, detect and respond against such threats. Because the techniques used to obtain unauthorized access to IT systems change frequently, we may be unable to anticipate these techniques or implement adequate preventative measures. A party who circumvents our security measures, or those of our clients, contractors or other vendors, could misappropriate confidential or proprietary information, improperly manipulate data, or cause damage or interruptions to systems. While to date we have not experienced any material impact as a result of cyber attacks, the ultimate impact of these and similar events remains unknown, and additional vulnerabilities may arise in the future. Any of these events could damage our reputation, result in litigation and regulatory fines and penalties, impact our operations (including our ability to report our financial results), or have a material adverse effect on our business, financial condition or results of operations. Furthermore, while we maintain insurance that specifically covers cybersecurity threats, our coverage may not sufficiently cover all types of losses or claims that may arise.

In addition, new or evolving laws and regulations governing data privacy and the unauthorized disclosure of confidential information, including the European Union General Data Protection Regulation ("GDPR"), the California Consumer Privacy Act, the California Privacy Rights Act, and other U.S. state and global emerging privacy laws, pose increasingly complex compliance challenges and could potentially elevate our compliance costs. Any failure to comply with these laws and regulations could result in significant penalties and legal liability, which could have a negative impact on our results of operation.

Systems and IT interruption, as well as new systems implementation, could adversely impact our ability to operate and our operating results.

We are heavily reliant on computer, information and communications technology and related systems, some of which are hosted by third party providers. From time to time, we experience system interruptions and delays that may be planned for upgrades or that may be unplanned. Unplanned interruptions could result from natural disasters, power loss, telecommunications failures, acts of war or terrorism, computer viruses, physical or electronic break-ins and similar events or disruptions. Any of these or other events could cause system interruptions, delays, loss of critical or sensitive data (including personal or financial data) or loss of funds; could delay or prevent operations (including the processing of transactions and reporting of financial results); and could adversely affect our reputation or our operating results. While we have and require the maintenance of reasonable safeguards designed to protect against unavailability or loss of data, these safeguards may not be sufficient. We may be required to incur significant costs to protect against or alleviate damage caused by systems interruptions and delays, which could have a material adverse effect on our business and results of operations.

We continue to evaluate the need to upgrade and/or replace our systems and network infrastructure to protect our computing environment, to stay current on vendor supported products, to improve the efficiency of our systems and for other business reasons. The implementation of new systems and IT could adversely impact our operations by imposing substantial capital expenditures, demands on management time and risks of delays or difficulties in transitioning to new systems. Our systems implementations also may not result in productivity improvements at the levels anticipated. Systems implementation disruption and any other IT disruption, if not anticipated and appropriately mitigated, could have a material adverse effect on our business.

We have international operations that are subject to foreign economic and political uncertainties and risks. Unexpected and adverse changes in the foreign countries in which we operate could result in project disruptions, increased cost and potential losses.

Our business is subject to international economic and political conditions that change (sometimes frequently) for reasons that are beyond our control. We expect that a significant portion of our revenue and profits will continue to come from non-U.S. projects for the foreseeable future.

Operating in the international marketplace exposes us to a number of risks including:

• abrupt changes in government policies, laws, treaties (including those impacting trade), regulations or leadership;

• embargoes or other trade restrictions, including sanctions;

• restrictions on currency movement;

• tax or tariff changes and withholding requirements;

• currency exchange rate fluctuations;

• changes in labor conditions and difficulties in staffing and managing international operations, including logistical and communication challenges;

• U.S. government trade or other policy changes in relation to the foreign countries in which we operate;

• other regional, social, political and economic instability, including recessions and other economic crises;

• natural disasters and public health crises, including pandemics;

• expropriation and nationalization of our assets;

• international hostilities, such as the ongoing conflict between Russia and Ukraine, which has resulted in the imposition by the U.S. and other nations of restrictive actions against Russia and certain banks, companies and individuals; and

• unrest, civil strife, acts of war, terrorism and insurrection.

During the first quarter of 2022, we suspended any new investment in our Russian operations. Our backlog on projects in the impacted region is not significant to future revenue or margin. We continue to monitor the circumstances in Eastern Europe and are winding down our existing contractual obligations while complying with all regulatory limitations placed on new and existing business for projects and clients based in the region.

The lack of a well-developed legal system in some of the countries where we operate may make it difficult to enforce our contractual rights or to defend ourself against claims made by others. We operate in locations where there is a significant amount of political risk. In addition, nationalization, military action or continued unrest could impact the supply or pricing of oil, disrupt our operations in the region and elsewhere, and increase our security costs. Our level of exposure to these risks may vary with each project, depending on the location of the project and its stage of completion. For example, our risk exposure with respect to a project in an early development phase, such as engineering, will generally be less than our risk exposure on a project that is in the construction phase. To the extent that our international business is affected by unexpected and adverse foreign economic and political conditions and risks, we may experience project disruptions and losses.

Our backlog is subject to unexpected adjustments and cancellations.

Our backlog generally consists of projects for which we have an executed contract or commitment with a client and reflects our expected revenue from the contract or commitment, which is often subject to revision over time. We cannot guarantee that the revenue projected in our backlog will be realized or profitable or will not be subject to delay or suspension. Project cancellations, scope adjustments or deferrals, or foreign currency fluctuations may occur with respect to contracts reflected in our backlog and could reduce the value of our backlog and the revenue and profits that we actually earn; or, may cause the rate at which we perform on our backlog to decrease. Most of our contracts have termination for convenience provisions in them allowing clients to cancel projects. Our contracts typically provide for the payment of fees earned through the date of termination and the reimbursement of costs incurred including demobilization costs. In addition, projects may remain in our backlog for an extended period of time. During periods of economic slowdown, or decreases and/or instability in oil prices, the risk of projects being suspended, delayed or canceled generally increases. Finally, poor project or contract performance could also impact our backlog and profits. Such developments could have a material adverse effect on our business and our profits.

Our employees work on projects that are inherently dangerous and in locations where there are high security risks, and a failure to maintain a safe work site could result in significant losses.

We often work on complex projects, frequently in geographically remote or high-risk locations that are subject to political, social or economic risks, or war or civil unrest. In those locations where we have employees or operations, we may expend significant efforts and incur substantial security costs to maintain safety. In addition, our project sites can place our employees and others near large equipment, dangerous processes or substances or highly regulated materials, and in challenging environments. Safety is a primary focus of our business and is critical to our reputation and performance. Many of our clients require that we meet certain safety criteria to be eligible to bid on contracts, and some of our contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions also have the potential of increasing employee turnover, increasing project costs and raising our operating costs. If we fail to implement appropriate safety procedures and/or if our procedures fail, our employees or others may suffer injuries or loss of life, the completion of a project could be delayed and we could experience investigations or litigation. Although we have a safety function to implement effective health, safety and environmental procedures throughout our company, the failure to comply with such procedures, client contracts or applicable regulations could subject us to losses and liability. Despite these activities we cannot guarantee the safety of our personnel, nor can we guarantee our work, equipment or supplies will be free from damage.

Our businesses could be materially and adversely affected by events outside of our control.

Extraordinary or force majeure events beyond our control, such as natural or man-made disasters, severe weather conditions, public health crises such as COVID, supply chain disruption, political crises or other catastrophic events, could negatively impact our ability to operate or increase our costs to operate. Such events may result in disruptions to our operations; evacuation of personnel; increased labor and material costs or shortages; inability to deliver materials, equipment and personnel to jobsites in accordance with contract schedules; and loss of productivity. We may remain obligated to perform our services after any such events, unless a contract provision provides us with relief from our obligations. The extra costs incurred as a result of these events may not be reimbursed by our clients. If we are not able to react quickly to such events, or if a high concentration of our projects are impacted by such an event, our operations may be adversely affected. In addition, if we cannot complete our contracts on time, we may be subject to potential liability claims by our clients, which may reduce our profits and result in losses.

We must successfully manage the demands, supply and operational challenges associated with the effects of widespread health concerns, such as COVID.

Our business operations, results of operations and financial position has been and may continue to be negatively impacted by epidemics, pandemics and similar widespread public health concerns, such as COVID, including as a result of the actions taken by international federal, state and local public health and governmental authorities in response, including vaccine mandates, quarantines, government restrictions on movement, distancing, business closures and suspensions, canceled events and activities, isolation, and other voluntary or mandated changes in behavior.

The outbreak of COVID and actions in response thereto created significant uncertainty and economic volatility and disruption, which have impacted and may continue to impact our workforce and operations and have and materially adversely affected and may continue to materially adversely affect our results of operations and financial performance, including, but not limited to, the following:

- We may experience reductions in demand for our services and the delay or abandonment of ongoing or anticipated projects due to our clients', suppliers' and other third parties' diminished financial conditions or financial distress, as well as governmental budget constraints.

- Some clients have been, and may in the future be, unable to meet their payment obligations to us in a timely manner. Further, other third parties, such as suppliers, subcontractors, joint venture partners and other outside business partners, have experienced significant disruptions in their ability to satisfy their obligations with respect to us, or they may be unable to do so in the future altogether.

- Many of our employees continue to work remotely. While many of our employees can effectively perform their responsibilities while working remotely, some work may not be completed as efficiently as if it were performed on site.

- Various vaccine mandates issued by clients or governments could negatively impact our ability to attract and retain qualified employees, increase costs and administrative burden and make us subject to fines.

- Illness, travel restrictions or other workforce disruptions have affected, and may continue to affect, our supply chain, our ability to timely and satisfactorily complete our clients' projects, our ability to provide services to our clients or our other business processes.

- Jurisdictions where we have operations may impose prolonged quarantines or further restrict travel and business activity, which could materially impair our ability to conduct our operations, to source supplies through the global supply chain and to identify, pursue and capture new business opportunities.

The extent to which COVID or other significant disease outbreaks will impact us depends on numerous evolving factors and future developments that we are not currently able to predict and may also exacerbate other risks discussed in this 2022 10-K, any of which could have a material adverse effect on us, our business operations, results of operations and financial position.

Our actual results could differ from the assumptions and estimates used to prepare our financial statements.

In preparing our financial statements, we make estimates and assumptions that affect the reported values of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Areas requiring significant estimates by our management include:

- recognition of revenue, costs, profits or losses;

- recognition of revenue related to project incentives, awards or other variable consideration we expect to receive;

- recognition of recoveries under contract change orders or claims;

- estimated amounts for project losses, warranty costs, contract close-out or other costs;

- collectability of receivables and the need and amount of any allowance;

- asset valuations;

- income tax provisions and related valuation allowances;

- determination of expense and potential liabilities under pension and other post-retirement benefit programs; and

- accruals for other estimated liabilities, including litigation and insurance reserves and receivables.

Estimates are based on management's reasonable assumptions and experience, but are only estimates. Our actual business and financial results could differ from our estimates of such results due to changes in facts and circumstances, which could have a material negative impact on our financial condition and reported results of operations. Further, we recognize contract revenue as work on a contract progresses. The cumulative amount of revenue recorded on a contract at any point is that percentage of total estimated revenue that costs incurred to date bear to estimated total costs. Accordingly, contract revenue and total cost estimates are reviewed and revised as the work progresses. Adjustments are reflected in contract revenue in the period when such estimates are revised. Such adjustments could be material and could result in reduced profitability.

If we experience delays or defaults in client payments, we could be negatively impacted.

Because of the nature of our contracts, we sometimes commit resources to projects prior to receiving payments from clients in amounts sufficient to cover expenditures as they come due. Some of our clients have found it difficult to pay our invoices timely, increasing the risk that our accounts receivable could become uncollectible and ultimately be written off. In certain cases, our clients for our large projects are project-specific entities that do not have significant assets other than their interests in the project. From time to time, it is difficult for us to collect payments owed to us by these clients. In addition, clients may request extension of the payment terms otherwise agreed to under our contracts. Delays in client payments may require us to make a working capital investment, which could impact our cash flows and liquidity. If a client fails to pay invoices on a timely basis or defaults, there could be a material adverse effect on our results of operations or liquidity.

Our U.S. government contracts and contracting rights may be terminated or otherwise adversely impacted at any time, and our inability to win or renew government contracts during regulated procurement processes could harm our operations and reduce our projects and revenues.

We have a significant portfolio of government contracts, including those that we have in place with the DOE and U.S. Department of Defense. U.S. government contracts are subject to various uncertainties, restrictions and regulations, including oversight audits by government agencies and profit and cost controls, which could result in withholding or delay of payments to us. U.S. government contracts are also subject to uncertainties associated with congressional funding, including the potential impacts of budget deficits, government shutdowns and federal sequestration. Changes in U.S. government priorities, which can occur due to policy changes or economic changes, could adversely impact our revenues. The U.S. government is under no obligation to maintain program funding at any specific level, and funds for a program may even be eliminated. Our U.S. government clients may terminate or decide not to renew our contracts with little or no prior notice.

In addition, U.S. government contracts are subject to specific regulations such as the Federal Acquisition Regulation ("FAR"), the Truth in Negotiations Act, the Cost Accounting Standards ("CAS"), the Service Contract Act and Department of Defense security regulations. Failure to comply with any of these regulations and other government requirements may result in contract price adjustments, financial penalties or contract termination. Our U.S. government contracts are also subject to audits, cost reviews and investigations by U.S. government oversight agencies such as the U.S. Defense Contract Audit Agency (the "DCAA"). The DCAA reviews the adequacy of, and our compliance with, our internal controls and policies (including our labor, billing, accounting, purchasing, estimating, compensation and management information systems). The DCAA also has the ability to review how we have accounted for costs under the FAR and CAS. The DCAA presents its findings to the Defense Contract Management Agency ("DCMA"). Should the DCMA determine that we have not complied with the terms of our contract and applicable statutes and regulations, or if they believe that we have engaged in inappropriate accounting or other activities, payments to us may be disallowed or we could be required to refund previously collected payments. Additionally, we may be subject to criminal and civil penalties, suspension or debarment from future government contracts, and qui tam litigation brought by private individuals on behalf of the U.S. government under the False Claims Act, which could include claims for treble damages. These suits may remain under seal (and hence, be unknown to us) for some time while the government decides whether to intervene on behalf of the qui tam plaintiff. Furthermore, if we have significant disagreements with our government clients concerning costs incurred, negative publicity could arise, which could adversely affect our industry reputation and our ability to compete for new contracts in the government arena or otherwise.

Most U.S. government contracts are awarded through a rigorous competitive process. The U.S. government has increasingly relied upon multiple-year contracts with pre-established terms and conditions that generally require those contractors that have been previously awarded the contract to engage in an additional competitive bidding process for each task order issued under the contract. Such processes require successful contractors to anticipate requirements and develop rapid-response bid and proposal teams as well as dedicated supplier relationships and delivery systems to react to these needs. We face rigorous competition and significant pricing pressures in order to win these task orders. If we are not successful in containing costs or able to timely respond to government requests, we may not win additional awards. Moreover, even if we are qualified to work on a government contract, we may be impacted in our pursuit of work by government policies designed to protect small businesses and under- represented minority contractors.

Many of our U.S. government contracts require security clearances. Depending upon the level of clearance required, security clearances can be difficult and time-consuming to obtain. If we or our employees are unable to obtain or retain necessary security clearances, we may not be able to win new business, and our existing government clients could terminate their contracts with us or decide not to renew them.

Under the Budget Control Act of 2011, an automatic sequestration process, or across-the-board budget cuts, was triggered when the Joint Select Committee on Deficit Reduction failed to agree on a deficit reduction plan for the U.S. federal budget. The Budget Control Act of 2011 remains in place, extended through 2029, and absent additional legislative or other remedial action, the sequestration could require reduced U.S. federal government spending through 2029. A significant reduction in federal government spending or a change in budgetary priorities could reduce demand for our services, cancel or delay federal projects, and result in the closure of federal facilities and significant personnel reductions, which could have a material adverse effect on our results of operations and financial condition.

Our effective tax rate and tax positions may vary.

We are subject to income taxes where we do business. A change in tax laws, treaties or regulations, or their interpretation, in any country in which we operate could change our overall tax rate, which could have a material impact on our results of operations. In addition, significant judgment is required in determining our worldwide provision for income taxes and our judgments could prove inaccurate. There are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities, and our tax estimates and tax positions could be materially affected by many factors including the final outcome of tax audits and related litigation, the introduction of new tax accounting standards, legislation, regulations and related interpretations, our global mix of earnings, our ability to realize deferred tax assets and changes in uncertain tax positions. Future changes in our tax rate or adverse changes in tax laws could have a material adverse effect on our profitability and liquidity. We may also be exposed to limitations on our ability to reinvest earnings from operations in one country to fund our operations in other countries due to tax laws in different jurisdictions.

It can be very difficult and expensive to obtain the insurance we need for our business operations.

We maintain insurance both as a corporate risk management strategy and to satisfy the requirements of many of our contracts. Although we have been generally able to cover our insurance needs, there can be no assurances that we can secure all necessary or appropriate insurance in the future, or that such insurance can be economically secured. For example, catastrophic events can result in decreased coverage limits, more limited coverage, increased premium costs or deductibles. We also monitor the financial health of our insurance. Our insurance is purchased from a number of leading providers, often in layered insurance or quota share arrangements. If any of our third party insurers fail, abruptly cancel our coverage or otherwise cannot satisfy their obligations to us, then our overall risk exposure and operational expenses could increase and our business operations could be interrupted.

If we do not have adequate indemnification for our nuclear services, it could adversely affect our business and financial condition.

We provide services to the DOE and the nuclear energy industry in the on-going maintenance and modification of nuclear facilities as well as decontamination and decommissioning activities of nuclear plants. The Price-Anderson Act generally indemnifies parties performing services to nuclear power plants and DOE contractors; however, not all of our activities are covered. Thus, if the Price-Anderson Act indemnification protections do not apply to our services, or if the exposure occurs outside of the U.S. in a region that does not have protections comparable to the Price-Anderson Act, our business and financial condition could be adversely affected by our client's refusal to contract with us, by our inability to obtain commercially reasonable insurance or third party indemnification, or by the potentially significant monetary damages we could incur.

Foreign currency risks could have an adverse impact on revenue, earnings and/or backlog.

Our contracts may subject us to foreign currency risk, particularly when project revenue is denominated in a currency different than the expected costs. A project may be denominated in different currencies at various points in time as a project progresses. We may attempt to minimize our exposure to foreign currency risk by obtaining contract provisions that protect us from foreign currency fluctuations and/or by implementing hedging strategies utilizing derivatives. However, these actions may not always eliminate all foreign currency risk, and as a result, our profitability could be affected.

Our monetary assets and liabilities denominated in nonfunctional currencies are subject to remeasurement. In addition, the U.S. dollar value of our backlog may from time to time increase or decrease significantly due to foreign currency volatility.

The loss of one or a few clients could have an adverse effect on us.

A few clients, including the U.S. government, state governments and governmental agencies comprise a significant portion of our revenue. Although we have long-standing relationships with many of our significant clients, our clients may unilaterally reduce, fail to renew or terminate their contracts with us at any time. Most of our contracts have "termination for convenience" provisions in them. The loss of business from a significant client could have a material adverse effect on our business, financial position and results of operations.

Our business may be negatively impacted if we are unable to adequately protect intellectual property rights.

Our success is impacted by our ability to differentiate our services through our technologies and know-how. This includes the ability to protect intellectual property rights. We utilize a combination of patents, copyrights, trade secrets, confidentiality agreements and other contractual arrangements to protect our interests. However, these methods only provide limited protection and may not adequately protect our interests. Our employees, contractors and joint venture partners are subject to confidentiality obligations, but this protection may be inadequate to deter or prevent misappropriation of our confidential information and/or infringement of our intellectual property rights. This can be especially true in certain foreign countries where intellectual property does not have equivalent protections as in the U.S., or when our joint venture partner is a competitor who will gain access to our procedures and know-how while working with us in the performance of services.

Our clients require broad ownership rights in the work product and other materials we deliver. If we are unable to retain ownership of our intellectual property and improvements thereto, it may affect our ability to provide similar services to other clients in the future, which ultimately, could have a material adverse effect on our operations.

Our competitors or others may independently develop technology substantially similar to our trade secret technology or we may be unsuccessful in preserving our intellectual property rights in the future. Our intellectual property rights could be invalidated, circumvented, challenged or infringed upon. Litigation to determine the scope of intellectual property rights, even if ultimately successful, could be costly and could divert management's attention.

In addition, our clients or other third parties may also provide us with their technology and intellectual property. There is a risk that we may not sufficiently protect against improper use, access or dissemination and, as a result, we could be subject to claims and litigation and resulting liabilities, loss of contracts or other consequences that could have an adverse impact on us.

We also hold licenses from third parties utilized in our business operations. If we are no longer able to license such technology on commercially reasonable terms or otherwise, we could be adversely affected. When we license our intellectual property to third parties, the scope of such license grant is generally limited. If such third party exceeds the scope of the license grant, and if we are unable to detect unauthorized use of our intellectual property or otherwise take appropriate steps to enforce our rights, our revenue and margins will be adversely impacted, and the value of our intellectual property portfolio may be adversely affected.

Our results of operations could be adversely affected as a result of asset impairments.

Our results of operations and financial condition could be adversely affected by impairments. Goodwill is not amortized, but instead is tested at least annually for impairment. Any future impairments, including impairments of tangible assets, goodwill, investments or deferred tax assets, could have a material adverse effect on our financial condition and results of operations.

Climate change and related environmental issues could have a material adverse impact on us.

Climate change related events, such as increased frequency and severity of storms, floods, wildfires, droughts, hurricanes, freezing conditions, and other natural disasters, may have a long-term impact on our business, financial condition and results of operation. While we seek to mitigate our business risks associated with climate change, we recognize that there are inherent climate related risks regardless of where we conduct our businesses. For example, a catastrophic natural disaster could negatively impact any of our office locations and the locations of our clients. Access to clean water and reliable energy in the communities where we conduct our business is critical to our operations. Accordingly, a natural disaster has the potential to disrupt our and our clients' businesses and may cause us to experience work stoppages, supply chain disruptions, project delays, financial losses and additional costs to resume operations, including increased insurance costs or loss of cover, legal liability and reputational losses.

Further, the risks caused by climate change span across the full spectrum of the industries we serve. The direct physical risks that climate change poses through chronic environmental changes, such as rising sea levels and temperatures, and acute events, such as hurricanes, droughts and wildfires, is common to each of these industries. Our clients could face increased costs to maintain their assets, which could result in reduced profitability and fewer resources for strategic investment. These types of physical risks could in turn lead to transitional risks (i.e., the degree to which society responds to the threat of climate change). For example, growing concerns about climate change may result in activism, protests, legislation, international protocols or treaties, regulation or other restrictions on greenhouse gas emissions or that otherwise seek to address climate change that could affect our clients, including those who (a) are involved in the exploration, production or refining of fossil fuels, such as our Energy Solutions clients, (b) emit greenhouse gases through the combustion of fossil fuels or (c) emit greenhouse gases through the mining, manufacture, utilization or production of materials or goods. Such actions could increase the costs of projects for us and our clients or, in some cases, prevent a project from going forward, thereby potentially reducing the need for our services, which would in turn have a material adverse impact on us. However, policy changes and climate legislation could also accelerate energy transition, including the development of carbon capture and storage projects, alternative transportation, alternative energy facilities, such as wind farms or nuclear reactors, or incentivize increased implementation of clean fuels projects, which could positively impact the demand for our services. We cannot predict when or whether any of these legislative proposals may become law or what effect will be on us and our clients.

We may also incur additional expenses implementing U.S. and international regulations requiring additional disclosures regarding GHG emissions. Compliance with such regulations and the associated potential costs is complicated by various countries and regions following different approaches to the regulation of climate change.

Increasing scrutiny and changing expectations from investors with respect to sustainability practices may impose additional costs on us or expose us to reputational or other risks.

Investors and clients have increasingly focused on the ESG practices of companies, including practices with respect to human capital, emissions and environmental impact and political spending. While we have programs and initiatives in place related to our ESG practices, investors may decide to reallocate capital or to not commit capital as a result of their assessment of our practices. In addition, our clients may require that we adhere to varying ESG standards. Our failure to comply with investor or client standards, which are evolving, or if we are perceived to not have responded appropriately to the growing concern for these issues could also cause reputational harm to our business and could have a material adverse effect on us. In addition, organizations that provide ratings information to investors on ESG matters may have unfavorable views on us, which may lead to negative sentiment.

In addition, while we may create and publish voluntary disclosures regarding ESG matters, many of the statements in those voluntary disclosures are based on expectations and assumptions that may not be representative of current or actual risks, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters.

Risks Related to Indebtedness and other Credit Related Risks

Adverse credit and financial market conditions, including increasing interest rates, could impair our clients', our partners' and our own borrowing capacity, which could negatively affect us.

Our ability to generate cash is important for the funding of our operations, investing in ventures, the servicing of our indebtedness, paying dividends and making acquisitions. To the extent that existing cash balances and operating cash flow, together with borrowing capacity under our credit facilities, are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing will depend upon prevailing capital market conditions, including those arising due to events occurring in our industry, as well as conditions in our business and our operating results; and those factors may affect our efforts to negotiate terms that are acceptable to us. Furthermore, if global economic, industry, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to establish or draw upon our credit facilities, or refinance borrowings as they mature, may be impacted. In addition, a downgrade in our credit rating could increase the cost of our borrowings or their refinancing, limit access to sources of financing or lead to other adverse consequences such as requirements for liens or other forms of financial assurance. If adequate funds are not available, or are not available on acceptable terms, we may be unable to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges.

In addition, adverse credit and financial market conditions, including increasing interest rates, also adversely affect our clients' and our partners' borrowing capacity, which could result in contract cancellations or suspensions, project award and execution delays, payment delays or defaults by our clients. These disruptions could materially impact our backlog and profits. If we extend a significant portion of credit to our clients or projects in a specific geographic region or industry, we may experience higher levels of collection risk or non-payment if those clients are impacted by factors specific to their geographic industry or region.

Our indebtedness could lead to adverse consequences or adversely affect our financial position and prevent us from fulfilling our obligations under such indebtedness, and any refinancing of this debt could be at significantly higher interest rates.

Our indebtedness could have important consequences, including but not limited to:

- increasing our vulnerability to general adverse economic and industry conditions;

- requiring us to dedicate a substantial portion of our cash flow from operations to servicing our debt, thereby reducing the availability of cash to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes; and

- limiting our flexibility in planning for, or reacting to, challenges and opportunities, and changes in our businesses and the markets in which we operate.

Our ability to service our debt will depend on our future operating performance and financial results, which may be subject to factors beyond our control, including general economic, financial and business conditions. If we do not have sufficient cash flow to service our debt, we may need to refinance all or part of our existing debt, borrow more money or sell securities or assets, some or all of which may not be available to us at acceptable terms or at all. In addition, we may need to incur additional debt in the future in the ordinary course of business. Although the terms of our credit agreements and our bond indentures allow us to incur additional debt, there are limitations which may preclude us from incurring the desired amount.

Our current debt and any future additional debt we may incur impose, or may impose, significant operating and financial restrictions on us. In addition, our credit facilities require us to maintain specified financial covenants. A breach of any of these covenants could result in a default. If a default occurs, the relevant lenders could elect to accelerate payments due. If our operating performance declines, or if we are unable to comply with any covenant, we may need to obtain amendments to our credit agreements or waivers from the lenders to avoid default. These factors could have a material adverse effect on us.

We may be unable to win new contract awards if we cannot provide clients with financial assurances.

It is a common industry practice for clients to require us to provide surety bonds, letters of credit, bank guarantees or other forms of financial assurance as credit enhancements. Surety bonds, letters of credit or guarantees indemnify our clients if we fail to perform our contractual obligations. Historically, we have had strong surety bonding capacity due to our credit ratings, but bonding is provided at the surety's sole discretion. In addition, because of the overall limitations in worldwide bonding capacity, we may find it difficult to access sufficient surety bonding capacity to meet our total surety bonding needs. For letters of credit, we have historically had adequate capacity under our existing credit facilities, but any capacity that may be required in excess of our credit limits would be at our lenders' sole discretion. Failure to provide credit enhancements on terms required by a client may result in an inability to compete for or win a project.

Legal and Regulatory Risks

We are involved in litigation and regulatory proceedings, potential liability claims and contract disputes that may have a material impact on our financial condition and results of operations.

We are subject to a variety of legal or regulatory proceedings, liability claims or contract disputes. Our operating activities expose us to claims against us by clients, subcontractors or suppliers for recovery of costs they incurred in excess of what they expected to incur, or for which they believe they are not contractually liable. We may be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters, including shareholder litigation. During times of economic uncertainty, especially with regard to our commodity-based clients, claim frequencies and amounts tend to increase.

In proceedings where it is determined that we have liability, we may not be covered by insurance or these liabilities may exceed our coverage. In addition, even where insurance is maintained for such exposure, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Our professional liability coverage is on a "claims-made" basis covering only claims actually made during the policy period. Any liability not covered by our insurance, in excess of our insurance limits or, if covered by insurance but subject to a high deductible, could have a material adverse impact on us.

We have received subpoenas from both the SEC and the DOJ seeking documents and information related to projects for which we recorded charges in the second quarter of 2019 and certain project accounting, financial reporting and governance matters. These matters remain unresolved, and we have continued to cooperate and engage with the SEC and DOJ regarding these investigations. If the SEC or DOJ commences legal action as a result of the investigations, we could be required to pay significant penalties and become subject to injunctions, cease and desist orders and other measures. We cannot predict the outcome or timing of any governmental or regulatory investigation.

In addition to these investigations, we have also had numerous securities class action lawsuits and stockholder derivative actions filed against us and certain of our current and former executives and directors.

We may incur significant expenses related to legal, accounting, and other professional services in connection with the SEC investigation, the DOJ investigation, lawsuits and related legal and regulatory matters. These expenses and the diversion of our management's attention has adversely affected, and could continue to adversely affect, our operations.

We remain exposed to heightened risks of litigation, regulatory proceedings, and government enforcement actions and additional subpoenas. Any future investigations or additional lawsuits may have a material adverse effect on us.

In other legal or regulatory proceedings, liability claims or contract disputes, we may be covered by indemnification agreements that may at times be difficult to enforce. Even if enforceable, it may be difficult to recover under these agreements if the indemnitor does not have the ability to financially support the indemnity. Litigation and regulatory proceedings are subject to inherent uncertainties, and unfavorable rulings could occur, including for monetary damages. If we were to receive an unfavorable ruling in a matter, our business and results of operations could be materially harmed. Such proceedings can also be costly, time-consuming, disruptive to operations and distracting to management, regardless of the outcome.

Our failure to recover adequately on claims against clients, subcontractors or suppliers for payment or performance could have a material effect on our financial results.

We occasionally bring claims against clients for additional costs exceeding the contract price or for amounts not included in the original contract price. Similarly, we present change orders and claims to our subcontractors and suppliers. If we fail to properly provide notice or document the nature of change orders or claims, or are otherwise unsuccessful in negotiating a reasonable settlement, we could incur reduced profits, cost overruns and in some cases a loss on the project. These types of claims can occur due to matters such as owner-caused delays or changes from the initial project scope, which result in additional cost. These claims can result in lengthy and costly proceedings, and it is often difficult to accurately predict when these claims will be fully resolved. When these types of events occur and while unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. A failure to promptly recover on these types of claims could have a material adverse impact on our liquidity and financial results.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials or others for the purpose of obtaining or retaining business. While our policies mandate compliance with these anti-bribery laws, we operate in many parts of the world that have experienced corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We train our personnel concerning anti-bribery laws and issues, and we also inform our partners, subcontractors, suppliers, agents and others who work for us or on our behalf that they must comply with anti-bribery law requirements. We also have procedures and controls in place to monitor compliance. However, there is no assurance that our internal controls will always protect us from the possible reckless or criminal acts committed by our employees or agents. If we are found to be liable for anti-bribery law violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others including our partners, agents, subcontractors or suppliers), we could suffer from criminal or civil penalties or other sanctions, including contract cancellations or debarment, and damaged reputation, any of which could have a material adverse effect on our business. Litigation or investigations relating to alleged or suspected violations of anti-bribery laws, even if ultimately such litigation or investigations demonstrate that we did not violate anti-bribery laws, could be costly and could distract management.

We could be adversely impacted if we fail to comply with domestic and international import and export laws.

Our global operations require importing and exporting goods and technology across international borders on a regular basis. Our policies mandate strict compliance with U.S. and foreign international trade laws. To the extent we export technical services, data and products outside of the U.S., we are subject to regulations governing international trade and exports including but not limited to the International Traffic in Arms Regulations, the Export Administration Regulations and trade sanctions against embargoed countries, which are administered by the Office of Foreign Assets Control within the Department of Treasury. From time to time, we identify certain inadvertent or potential export or related violations. These violations may include, for example, transfers without required governmental authorization. A failure to comply with these laws and regulations could result in civil or criminal sanctions, including the imposition of fines, the denial of export privileges, and suspension or debarment from participation in U.S. government contracts.

Employee, agent or partner misconduct or our overall failure to comply with laws or regulations could impair our ability to compete for contracts

Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one of our employees, agents or partners could have a significant negative impact on our business and reputation. Such misconduct could include the failure to comply with anti-corruption, export control and environmental regulations; federal procurement regulations, regulations regarding the pricing of labor and other costs in government contracts and regulations regarding the protection of sensitive government information; regulations on lobbying or similar activities; regulations pertaining to the internal control over financial reporting; and various other applicable laws or regulations. The precautions we take to prevent and detect fraud, misconduct or failures to comply with applicable laws and regulations may not be effective, and we could face unknown risks or losses. Failure to comply with applicable laws or regulations or acts of fraud or misconduct could subject us to fines and penalties, loss of security clearance and suspension or debarment from contracting with government agencies, which could weaken our ability to win contracts and have a material adverse impact on our revenues and profits.

New or changing legal requirements could adversely affect our operating results.

Our business and results of operations could be affected by the passage of laws, policies and regulations. The implementation of trade barriers, countervailing duties, or border taxes, or the addition, relaxation or repeal of laws, policies and regulations regarding the industries and sectors in which we work could result in a decline in demand for our services, or may make the manner in which we perform our services, less profitable. Furthermore, changes to existing trade agreements may impact our business operations. We cannot predict when or whether any of these various legislative and regulatory proposals may become law or what their effect will be on us and our clients.

Past and future environmental, safety and health regulations could impose significant additional costs on us that reduce our profits.

We are subject to numerous environmental laws and health and safety regulations. Our projects can involve the handling of hazardous and other highly regulated materials, including nuclear and other radioactive materials, which, if improperly handled or disposed of, could subject us to civil and criminal liabilities. It is impossible to reliably predict the full nature and effect of judicial, legislative or regulatory developments relating to health and safety regulations and environmental protection regulations applicable to our operations. The applicable regulations, as well as the length of time available to comply with those regulations, continue to develop and change. The cost of complying with regulations, satisfying any environmental remediation requirements for which we may be found responsible, or satisfying claims or judgments alleging personal injury, property damage or natural resource damages as a result of exposure to, or contamination by, hazardous materials, including as a result of commodities such as lead or asbestos-related products, could be substantial, may not be covered by insurance, could impact profitability and materially impact our operations.

We are subject to a number of regulations such as those from the U.S. Nuclear Regulatory Commission and non-U.S. regulatory bodies, such as the International Atomic Energy Commission and the European Union, which can have a substantial effect on our nuclear operations and investments. Delays in receiving necessary approvals, permits or licenses, the failure to maintain sufficient compliance programs, and other problems encountered during construction (including changes to such regulatory requirements) could have an adverse effect on us.

A substantial portion of our business is generated either directly or indirectly as a result of federal, state, local and foreign laws and regulations related to environmental matters. A reduction in the number or scope of these laws or regulations, or changes in government policies regarding the funding, implementation or enforcement of such laws and regulations, could significantly reduce the size of one of our markets and limit our opportunities for growth or reduce our revenue below current levels.

Risks Related to Strategic Plans and Mergers & Acquisitions

We may be unsuccessful in implementing our strategic and operational initiatives.

We have announced a number of strategic and operational initiatives designed to optimize costs and improve operational efficiency, including plans to divest our Stork and equipment businesses, reduce our ownership of NuScale, monetize surplus real estate and non-core investments, and rationalize resources and overhead across various geographies. Our ability to successfully execute these initiatives is subject to various risks and uncertainties, including regulatory intervention, which may negatively impact the realization of expected benefits. Our failure to realize the anticipated benefits, which may be due to our inability to execute, competition, economic conditions, and other risks described herein, could have a material adverse effect on us. Divesting businesses involves risks and uncertainties, such as the difficulty separating assets related to such businesses from the businesses we retain, employee distraction, the need to obtain regulatory approvals and other third-party consents, which potentially disrupts customer and vendor relationships, and the fact that we may be subject to additional tax obligations or loss of certain tax benefits. Such actions also involve significant costs and require time and attention of our management, which may divert attention from other business operations. Because of these challenges, as well as market conditions or other factors, anticipated divestitures may take longer or be costlier or generate fewer benefits than expected and may not be completed at all. If we are unable to complete the divestitures or to successfully transition divested businesses, our business and financial results could be negatively impacted. If we dispose of a business, we may not be able to successfully cause a buyer of a divested business to assume the liabilities of that business or, even if such liabilities are assumed, we may have difficulties enforcing our rights, contractual or otherwise, against the buyer. We may retain exposure on financial or performance guarantees and other contractual, employment, pension and severance obligations, and potential liabilities that may arise under law because of the disposition or the subsequent failure of an acquirer. As a result, performance by the divested businesses or other conditions outside of our control could have a material adverse effect on our results of operations. In addition, the divestiture of any business could negatively impact our profitability because of losses that may result from such a sale, the loss of revenues or a decrease in cash flows. Following a divestiture, we may also have less diversification in our business and in the markets we serve, as well as in our client base.

We may be unsuccessful integrating acquisitions or capitalizing on investments we make.

In making an acquisition or investment, we devote significant management attention and resources to integrating or aligning the business practices and operations of companies we acquire or invest in. Difficulties we may encounter in integrating or capitalizing on investments could include:

- A delay in the integration or alignment of management teams, strategies, operations, products and services;

- Diversion of management's attention;

- The consequences of a change in tax treatment;

- Differences in corporate culture and management philosophies;

- The ability to retain key personnel;

- The challenges of integrating or aligning complex IT systems; and

- Potential for unknown liabilities and unforeseen increased expenses or associated delays, including integration costs.

Any of these factors could negatively affect us.

Risks Related to our Preferred Stock and our Equity

Conversion of our CPS will dilute the ownership interest of existing common stockholders or may otherwise depress the price of our common stock.

In May 2021, we issued shares of Series A CPS. The conversion of some or all of the preferred stock into our common stock will dilute the ownership interests of existing common stockholders. Any public market sales of the common stock issued as a result of conversion could adversely affect the market price of our common stock.

Our CPS has rights, preferences and privileges that are not held by, and are preferential to the rights of, our common stockholders, which could adversely affect the value of the common stock, our liquidity and our financial condition.

Holders of our preferred stock have the right to receive a payment of $1,000 per share, plus accumulated but unpaid dividends, upon our liquidation, winding up or dissolution before any payment may be made to holders of our common stock. In addition, dividends on the preferred stock accrue and are cumulative at an annual rate of 6.50%. Subject to certain exceptions, we are not permitted to declare or pay dividends on our common stock unless all accumulated and unpaid preferred stock dividends have been satisfied. These dividend obligations could impact our liquidity available for other purposes.

If dividends on the preferred stock are in arrears and unpaid for six or more quarterly dividend periods, the preferred stockholders are entitled to elect two additional directors to our board of directors. In addition, votes of holders of at least 66⅔% of the outstanding preferred stock are required to issue any equity senior to the preferred stock.

The rights of the preferred stockholders could also limit our ability to obtain additional financing, which could have an adverse effect on our financial condition. The preferred stockholders could also have divergent interests from the holders of our common stock.

Provisions attendant to our CPS deter or prevent a business combination that may be favorable to our stockholders.

If a make-whole fundamental change occurs, we may be required to increase the conversion rate for an electing holder. This and other provisions attendant to the preferred stock could deter or prevent a third party from acquiring us even when the acquisition may be favorable to our common stockholders.

If we issue additional equity securities, stockholders' ownership percentages would be diluted.

We may in the future issue additional equity securities to pay for potential acquisitions or to otherwise fund our corporate initiatives. If we do issue additional equity securities, the issuance may dilute our earnings per share and stockholders' percentage ownership.

Delaware law and our charter documents may impede or discourage a takeover or change of control.

Fluor is a Delaware corporation. Various anti-takeover provisions under Delaware law impose impediments on the ability of others to acquire control of us, even if a change of control would be beneficial to our stockholders. In addition, certain provisions of our charters and bylaws may impede or discourage a takeover. For example:

- stockholders may not act by written consent;

- there are various restrictions on the ability of a stockholder to call a special meeting or to nominate a director for election; and

- our Board of Directors can authorize the issuance of preferred shares.

These types of provisions in our charters and bylaws could also make it more difficult for a third party to acquire us, even if the acquisition would be beneficial to our equity holders.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Major Facilities

Our operations are conducted at both owned and leased properties in U.S. and foreign locations totaling approximately 7 million rentable square feet, up 0.2 million square feet from last year. Our executive offices are located at 6700 Las Colinas Boulevard, Irving, Texas. As our business frequently changes, the extent of utilization of the facilities by particular segments cannot be accurately stated. In addition, certain of our properties are leased or subleased to third party tenants. While we have operations worldwide, the following summarizes our more significant existing facilities:

Location	Interest
United States:	
Greenville, South Carolina	Owned
Houston (Sugar Land), Texas	Leased
Irving, Texas (Corporate Headquarters)	Owned
Southern California (Aliso Viejo and Long Beach)	Leased
Canada:	
Calgary, Alberta	Owned
Vancouver, British Columbia	Leased
Latin America:	
Santiago, Chile	Owned and Leased
Europe, Africa and Middle East:	
Al Khobar, Saudi Arabia	Owned
Amsterdam, the Netherlands	Owned
Farnborough, England	Owned and Leased
Gliwice, Poland	Owned
Johannesburg, South Africa	Leased
Utrecht, the Netherlands	Leased
Asia/Asia Pacific:	
Manila, the Philippines	Owned and Leased
New Delhi, India	Leased
Perth, Australia	Leased
Shanghai, China	Leased

In addition, we lease or own a number of individually insignificant offices, warehouses and equipment yards strategically located throughout the world. We also own or lease fabrication yards in China and Mexico through various joint ventures.

Item 3.   *Legal Proceedings*

As part of our normal business activities, we are party to a number of legal proceedings and other matters in various stages of development. We periodically assess our liabilities and contingencies for these matters based upon the latest information available.

For information on legal proceedings and matters in dispute, see the Consolidated Financial Statements in this report.

Item 4.   *Mine Safety Disclosures*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded on the New York Stock Exchange under the symbol "FLR."

We have paid no dividends on our common stock since April 2020. Any future cash dividends will depend upon our results of operations, financial condition, cash requirements and such other factors as our Board of Directors may deem relevant.

At January 31, 2023, there were 4,041 stockholders of record of our common stock.

Issuer Purchases of Equity Securities

The following table provides information for the three months ended December 31, 2022 about purchases by the company of equity securities that have been registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs[1]
October 1–October 31, 2022	—	$ —	—	10,513,093
November 1–November 30, 2022	—	—	—	10,513,093
December 1–December 31, 2022	—	—	—	10,513,093
Total	—	$ —	—	

(1) The share repurchase program, as amended, totals 34,000,000 shares. We may repurchase shares from time to time in open market transactions or privately negotiated transactions, including through pre-arranged trading programs, at our discretion, subject to market conditions and other factors and at such time and in amounts that we deem appropriate.

Performance Graph

Set forth below is a performance graph comparing the cumulative total return (assuming reinvestment of dividends), in U.S. Dollars, for the calendar years ended December 31, 2018, 2019, 2020, 2021 and 2022 of $100 invested on December 31, 2017 in our common stock, the S&P MidCap 400 Index and the Dow Jones Heavy Construction Industry Group Index.



$250
$200
$150
$100
$50
$—
12/31/17
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22
Fluor Corporation
S&P MidCap 400 Index
Dow Jones Heavy Construction Industry Group Index

	Year Ended December 31,					
	2017	2018	2019	2020	2021	2022
Fluor Corporation	$ 100.00	$ 63.39	$ 38.34	$ 32.78	$ 50.84	$ 71.13
S&P MidCap 400 Index	$ 100.00	$ 88.90	$ 112.17	$ 127.48	$ 159.01	$ 138.18
Dow Jones Heavy Construction Industry Group Index	$ 100.00	$ 73.89	$ 99.12	$ 120.35	$ 180.21	$ 207.33

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis should be read in conjunction with our financial statements.

Results of Operations

During the first quarter of 2022, we determined that our Stork business and the remaining unsold AMECO equipment business no longer met all of the requirements to be classified as Disc Ops, primarily as a result of uncertainties related to the timing of this sale. Therefore, both Stork and the remaining AMECO business are reported as Cont Ops for all periods presented and included in our Other segment.

In the second quarter of 2022, NuScale became a public company (NYSE ticker:SMR) through a reverse recapitalization with a public shell company. We continue to control and consolidate NuScale.

In the third quarter of 2022, we agreed to arrangements to facilitate the sail away of a legacy upstream project from the fabrication yard in China. These agreements reduced our exposure to liquidated damages and created partially client funded incentives for the fabricator. Sail away was accomplished during the fourth quarter of 2022.

During the fourth quarter of 2022, the Infrastructure business line progressed commercial resolution of various claims on several projects. A global claim for time and cost relief was submitted to the client on an international bridge project and agreements in principle for schedule relief were achieved on two other domestic infrastructure projects. These actions resulted in a reduction of risk related to the exposure to liquidated damages in the project forecasts.

(in millions)	YEAR ENDED DECEMBER 31,					
	2022		**2021**		**2020**	
Revenue						
Energy Solutions	$ 5,872		$ 4,956		$ 5,271	
Urban Solutions	3,921		4,416		5,854	
Mission Solutions	2,289		3,063		3,033	
Other	1,662		1,721		1,630	
Total revenue	$ 13,744		$ 14,156		$ 15,788	
Segment profit (loss) $ and margin %						
Energy Solutions	$ 301	5.1 %	$ 250	5.0 %	$ 169	3.2 %
Urban Solutions	3	0.1 %	38	0.9 %	161	2.8 %
Mission Solutions	136	5.9 %	155	5.1 %	87	2.9 %
Other	(13)	NM	(28)	NM	(75)	NM
Total segment profit (loss) $ and margin %[1]	$ 427	3.1 %	$ 415	2.9 %	$ 342	2.2 %
G&A	(237)		(226)		(215)	
Impairment	24		(290)		(380)	
Gain (loss) on pension settlement	42		(198)		—	
Foreign currency gain (loss)	25		(13)		(47)	
Interest income (expense), net	35		(73)		(46)	
Earnings (loss) from Cont Ops attributable to NCI	(72)		39		68	
Earnings (loss) from Cont Ops before taxes	244		(346)		(278)	
Income tax (expense) benefit	(171)		(20)		(23)	
Net earnings (loss) from Cont Ops	73		(366)		(301)	
Less: Net earnings (loss) from Cont Ops attributable to NCI	(72)		39		68	
Net earnings (loss) from Cont Ops attributable to Fluor	145		(405)		(369)	
Less: Dividends on CPS	39		24		—	
Net earnings (loss) from Cont Ops available to Fluor common stockholders	$ 106		$ (429)		$ (369)	
New awards						
Energy Solutions	$ 6,511		$ 3,313		$ 2,013	
Urban Solutions	6,799		2,721		3,563	
Mission Solutions	5,347		2,718		1,883	
Other	1,158		1,218		1,546	
Total new awards	$ 19,815		$ 9,970		$ 9,005	
New awards related to projects located outside of the U.S.	46 %		61 %		58 %	

(in millions)	December 31, 2022		December 31, 2021	
Backlog				
Energy Solutions	$ 9,134		$ 9,324	
Urban Solutions	9,900		7,048	
Mission Solutions	5,666		2,562	
Other	1,349		1,866	
Total backlog	$ 26,049		$ 20,800	
Backlog related to projects located outside of the U.S.	49 %		65 %	
Backlog related to lump-sum projects	37 %		59 %	

(1) Total segment profit (loss) is a non-GAAP financial measure. We believe that total segment profit (loss) provides a meaningful perspective on our results as it is the aggregation of individual segment profit (loss) measures that we use to evaluate and manage our performance.

During the first quarter of 2022, we suspended any new investment in our Russian operations. We have evaluated our financial exposure through December 31, 2022 and do not believe that, should existing conditions in Eastern Europe persist, we would have a material impairment of our assets. Our backlog on projects in the impacted region is not significant to future revenue or margin. We continue to monitor the circumstances in Eastern Europe and wind down our existing contractual obligations while complying with all regulatory limitations placed on new and existing business for projects and clients based in the region.

While we experienced reductions in demand for certain services and the delay or abandonment of ongoing or anticipated projects during the COVID pandemic, our ability to win work was not materially impacted by COVID during 2022. Although many of our projects are in a state we consider normal, we continue to deal with the effects of COVID on our operating results as our estimates are inclusive of COVID effects and client recoveries.

During 2022, consolidated revenue declined slightly due to volume declines on projects which were completed or nearing completion in the Urban Solutions and Mission Solutions segments. During 2021, consolidated revenue declined due to volume declines on projects which were completed or nearing completion in the Energy Solutions and Urban Solutions segments as well as the cancellation of three large projects that were in progress in the prior year.

Segment profit for 2022 was relatively flat compared to 2021. During 2021, improvements in segment profit in the Energy Solutions, Mission Solutions and Other segments were partially offset by a significant decline in segment profit for Urban Solutions where we recognized a $138 million charge for procurement and subcontractor cost growth on a legacy infrastructure project.

The effective tax rate from Cont Ops was 70%, (6%) and (8%) for 2022, 2021 and 2020, respectively. A reconciliation of U.S. statutory federal income tax expense (benefit) to income tax expense (benefit) from Cont Ops follows:

	Year Ended December 31,		
(in millions)	2022	2021	2020
U.S. statutory federal tax expense (benefit)	$ 51	$ (73)	$ (58)
Increase (decrease) in taxes resulting from:			
State and local income taxes	—	12	(12)
Other permanent items, net	10	36	—
NCI	15	(7)	(9)
Foreign tax differential, net	(106)	(11)	38
Valuation allowance, net	194	103	167
Other changes to uncertain tax positions	—	1	7
Stranded tax effects from AOCI	—	(52)	—
CARES Act benefit	2	2	(125)
Other, net	5	9	15
Total income tax expense	$ 171	$ 20	$ 23

Our results were significantly impacted by evolving foreign currency rates in 2022. During 2022, the U.S. dollar appreciated significantly against the Euro, the British Pound and the Canadian Dollar.

Our profit margin percentages, in some cases, may be favorably or unfavorably impacted by a change in the amount of CFM, which are accounted for as pass-through costs.

The increase in backlog resulted from significant new awards booked during 2022, particularly during the third quarter. Although backlog reflects business that is considered to be firm, cancellations, deferrals or scope adjustments may occur. Backlog is adjusted to reflect any known project cancellations, revisions to project scope and cost, foreign currency exchange fluctuations and project deferrals, as appropriate. Backlog differs from RUPO discussed elsewhere. RUPO includes only the amount of revenue we expect to recognize under contracts with definite terms and substantive termination provisions.

Impairment

Impairment expense, included in Cont Ops, for 2022, 2021 and 2020 is summarized as follows:

	Year Ended December 31,		
(in millions)	2022	2021	2020
Impairment:			
Goodwill associated with the Other reporting unit	$ 40	$ 13	$ 169
Intangible customer relationship associated with Stork	—	—	27
Energy Solutions' equity method investments	—	28	86
Information technology assets	—	16	16
Fair value adjustment of Stork and AMECO assets	(63)	233	74
Total impairment	$ (24)	$ 290	$ 372

During 2022, we reversed $63 million of impairment originally recognized in 2021 when our Stork and AMECO businesses were classified as held for sale. The reversal relates primarily to remeasurement under held-and-used impairment criteria, for which CTA balances are excluded from carrying value.

Gain (Loss) on Pension Settlement

In 2021, we settled the majority of the obligations of our largest DB plan, which provided retirement benefits to certain employees in the Netherlands, and recognized a loss on settlement of $198 million. In 2022, we finalized the settlement of the remaining obligations of this plan and recognized a gain on settlement of $42 million.

Segment Operations

We provide professional services in the fields of EPC, fabrication and modularization, and project management services, on a global basis and serve a diverse set of industries worldwide.

Energy Solutions

Revenue in 2022 increased due to the ramp up of execution activities on a chemicals project in China, recently awarded mid-scale LNG projects and refinery projects in Mexico partially offset by declines in the volume of execution activity for projects nearing completion. Revenue in 2021 decreased due to declines in the volume of execution activities for projects nearing completion and the cancellation of a chemicals project in North America partially offset by the ramp up of execution activities on a refinery project in Mexico and a chemicals project in China.

Segment profit in 2022 was higher due to an increase in execution activities and volume from new and existing LNG projects as well as the ramp up of execution activities on the chemicals project in China and the refinery projects in Mexico partially offset by declines in the volume of execution activity for projects nearing completion. The increase in segment profit in 2022 was further driven by adjustments to our COVID-related positions on a project. Segment profit in 2021 increased due to the ramp up of execution activities on the refinery project in Mexico and the LNG project in Canada and the collection of previously reserved accounts receivable but was partially offset by losses on embedded foreign currency derivatives, the decline in execution activity for projects nearing completion and the cancellation of the chemicals project in North America. The change in segment profit margin in 2022 and 2021 reflects these same factors.

New awards in 2022 increased due to a large award for a chemicals project in China and mid-scale LNG projects in North America. New awards in 2021 increased due to awards for a refinery project in Mexico. No significant awards were booked in 2020 due to the impact of COVID and declining oil prices on our customers' capital spend. Backlog in 2022 remained relatively flat. Backlog decreased during 2021 primarily due to the cancellation of the chemicals project in North America.

Urban Solutions

Revenue in 2022 decreased primarily due to the completion of three large mining projects partially offset by increased execution activities on a life sciences project and a mining project in South America. Revenue in 2021 decreased due to the close out of data center projects in Europe and mining projects in South America and Australia as well as the cancellation of a rail project and a steel project that were in progress in the prior year periods.

Segment profit in 2022 reflects a $86 million charge for additional rework and schedule delays on a highway project, a $54 million charge for cost growth and delay mitigation costs on an international bridge project and a $35 million charge for subcontractor cost escalation and productivity estimates on an automated people mover project. The decline in segment profit in 2022 was partially offset by a gain on the sale of the majority of our interest in an infrastructure joint venture. Segment profit in 2021 reflects a charge of $138 million for procurement and subcontractor cost growth, delays and disruptions in schedule on the international bridge project. The decline in segment profit in 2021 was further impacted by forecast revisions for schedule delays and productivity on a light rail project but partially offset by the favorable resolution of a long-standing customer dispute on a road project as well as a gain on the sale of our interest in an infrastructure joint venture. The change in 2022 and 2021 segment profit margin reflects the same factors affecting segment profit.

New awards in 2022 increased due to a large metals project in the U.S., mining projects in Australia and Greece and a highway project in Texas. New awards in 2021 decreased partly due to delayed procurement efforts by many of our clients. New awards in 2021 included a large life sciences project in Europe. New awards in 2020 included a highway project in Texas. Backlog increased during 2022 due to the new award activity. Backlog declined during 2021 due to the cancellation of a steel project coupled with lower new awards. Our staffing business does not report new awards or backlog.

Mission Solutions

Revenue in 2022 decreased primarily due to the completion of a DOE contract in 2021, the completion of a contingency and humanitarian support project in the first quarter of 2022 and the closure of LOGCAP in Afghanistan partially offset by increased execution activities on three DOE contracts. Revenue in 2021 was flat compared to 2020. In 2021, the ramp up of execution activities on a contingency and humanitarian support project was offset by the decline in revenue related to the closure of LOGCAP in Afghanistan.

The decrease in segment profit in 2022 was driven by the closure of LOGCAP in Afghanistan, the completion of the DOE contract in 2021 and the completion of the contingency and humanitarian support project in the first quarter of 2022 partially offset by the favorable resolution of close out items on the completed Army Corps of Engineers project. The increase in segment profit in 2021 was driven by the ramp up of execution activities on the evacuee support project discussed above, increased execution activity on our DOE projects, higher than anticipated performance-based fees, the release of COVID cost reserves and the collection of previously reserved accounts receivable and the reversal of the related provision partially offset by the closure of the army logistics and life support program in Afghanistan. The change in segment profit margin in 2022 and 2021 reflects these same factors.

New awards in 2022 increased due to a 4-year contract extension on the DOE Savannah River Site. New awards in 2021 increased due to extensions on certain DOE projects as well as the award for contingency and humanitarian support for Afghan evacuees. During 2022, the NNSA canceled a significant management and operating contract for two facilities that was previously awarded to a Fluor-led team. We intend to re-bid on the now separate site contacts. Backlog increased during 2022 due to the significant award mentioned above. Backlog included $3.9 billion and $445 million of unfunded government contracts as of December 31, 2022 and 2021, respectively. Unfunded backlog reflects our estimate of future revenue under awarded government contracts for which funding has not yet been appropriated.

Other

Other includes the operations of NuScale, Stork and the remaining AMECO business.

(in millions)	YEAR ENDED DECEMBER 31,					
	2022		2021		2020	
NuScale [1]	$	(73)	$	(69)	$	(84)
Stork		59		35		(6)
AMECO		1		6		15
Segment profit (loss)	$	(13)	$	(28)	$	(75)
[1]NuScale expenses included in the determination of segment profit were as follows:						
NuScale expenses	$	(179)	$	(169)	$	(159)
Less: DOE reimbursable expenses		74		69		71
NuScale expenses, net		(105)		(100)		(88)
Less: Attributable to NCI		32		31		4
NuScale profit (loss)	$	(73)	$	(69)	$	(84)

The increase in NuScale expenses during 2022 and 2021 was primarily due to an increase in compensation. 2022 also had a slight increase in insurance and R&D. Costs directly related to the reverse recapitalization were recorded as equity. NuScale received capital contributions from outside investors of $193 million during 2021. As of December 31, 2022, Fluor had an approximate 56% ownership in NuScale. During 2022, Stork sold land lease rights in Europe and recognized a gain of $18 million.

G&A

(in millions)	YEAR ENDED DECEMBER 31,					
	2022		2021		2020	
G&A						
Compensation	$	145	$	164	$	122
SEC investigation / Internal review costs		38		27		42
Facilities		16		14		15
Exit costs		7		—		—
Reserve for legacy legal claims		5		—		—
Severance		1		8		4
Gain on sale of land and buildings		(11)		(13)		—
Other		36		26		32
G&A	$	237	$	226	$	215

The decrease in compensation expense in 2022 compared to 2021 was driven by $6 million of salary reductions associated with lower headcount and $10 million in lower incentive compensation for our executives. The increase in compensation expense in 2021 compared to 2020 was primarily due to higher stock price driven compensation and higher performance-based compensation including annual bonus projections.

We continue to incur professional fees associated with the SEC investigation. The internal review began in the first quarter of 2020 and was substantially completed in the fourth quarter of 2020.

Net Interest Income (Expense)

The increase in net interest income during 2022 was primarily due to an increase in interest rates on cash deposits including at our joint ventures in Canada and Mexico as well as the redemption of $509 million of 2023 and 2024 Notes in the latter half of 2021. The increase in net interest expense during 2021 was driven by a loss of $20 million on the debt redemption as well as costs to refinance our credit facility.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Our significant accounting policies are described in the notes to our financial statements. The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Estimates are based on information available through the date of the issuance of the financial statements and, accordingly, actual results in future periods could differ from these estimates. Significant judgments and estimates used in the preparation of our financial statements apply to the following critical accounting policies:

Revenue Recognition for Long-Term Contracts. We recognize our engineering and construction contract revenue over time as we provide services to satisfy our performance obligations. We generally use the cost-to-cost percentage-of-completion measure of progress as it best depicts how control transfers to our clients. The cost-to-cost approach measures progress towards completion based on the ratio of cost incurred to date compared to total estimated contract cost. Use of the cost-to-cost measure of progress requires us to prepare estimates of total expected revenue and cost to complete our projects.

CFM are included in revenue and cost of revenue when (1) we believe that we are acting as a principal rather than as an agent, (2) the contract includes construction activity and (3) we have visibility into the amount the customer is paying for the materials or there is a reasonable basis for estimating the amount. If we lose visibility mid-project, we cease recognizing future CFM but do not de-recognize previous amounts of CFM.

Due to the nature of our industry, there is significant complexity in our estimation of total expected revenue and cost, for which we must make significant judgments. Our contracts with our customers may contain several types of variable consideration, including claims, unpriced change orders, award and incentive fees, liquidated damages and penalties or other provisions that can either increase or decrease the contract price to arrive at estimated revenue. These variable amounts generally are awarded upon achievement of certain performance metrics, program milestones or cost targets and can be based upon customer discretion. We estimate variable consideration at the most likely amount to which we expect to be entitled upon completion of a project. We include estimated amounts in the transaction price to the extent it is probable we will realize that amount. Our estimates of variable consideration and our determination of its inclusion in project revenue are based on an assessment of our anticipated performance and other information that may be available to us.

At a project level, we have specific practices and procedures to review our estimate of total revenue and cost. Each project team reviews the progress and execution of our performance obligations, which impact the project's accounting outcome. As part of this process, the project team reviews information such as any outstanding key contract matters, progress towards completion and the related program schedule and identified risks and opportunities. The accuracy of our revenue and profit recognition in a given period depends on the accuracy of our project estimates, which can change from period to period due to a variety of factors including:

- Complexity in original design;
- Extent of changes from original design;
- Different site conditions than assumed in our bid;
- The productivity, availability and skill level of labor;
- Limitations associated with workforce distancing;
- Weather conditions when executing a project;
- The technical maturity of the technologies involved;
- Length of time to complete the project;
- Availability and cost of equipment and materials;
- Subcontractor and joint venture partner performance;
- Expected costs of warranties; and
- Our ability to recover for additional contract costs.

We recognize changes in contract estimates on a cumulative catch-up basis in the period in which the changes are identified. Such changes in contract estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in prior periods. Changes in contract estimates may also result in the reversal of previously recognized revenue if the current estimate adversely differs from the previous estimate. If we estimate that a project will have costs in excess of revenue, we recognize the total loss in the period it is identified.

Fair Value Measurements. We are often required to use fair value measurement techniques with inputs that require the use of estimates and involve significant judgment. These circumstances include:

- Impairment testing of goodwill and indefinite-lived intangibles when quantitative analysis is deemed necessary
- Impairment testing of long-lived assets when impairment indicators are present
- Impairment testing of investments as part of other than temporary impairment assessments when impairment indicators are present
- Fair value assessments of businesses held for sale that are reported at fair value less cost to sell

When performing quantitative fair value or impairment evaluations, we estimate the fair value of our assets by considering the results of either or both income-based and market-based valuation approaches. Under the income approach, we prepare a discounted cash flow valuation model using recent forecasts and compare the estimated fair value of each asset to its carrying value. Cash flow forecasts are discounted using the appropriate weighted-average cost of capital at the date of evaluation. The weighted-average cost of capital is comprised of the cost of equity and the cost of debt with a weighting for each that reflects our current capital structure which can be significantly impacted by volatility in interest rates as seen during 2022. Preparation of long-term forecasts involve significant judgments involving consideration of our backlog, expected future awards, customer attrition, working capital assumptions, and general market trends and conditions. Significant changes in these forecasts or any valuation assumptions, such as the discount rate selected, could affect the estimated fair value of our assets and could result in impairment expenses. Under the market approach, we consider market information such as multiples of comparable publicly traded companies and/or completed sales transactions to develop or validate our fair value conclusions, when appropriate and available.

As part of our assessment of goodwill in 2022, we recognized impairment expense of $40 million in our Other segment. The fair value of the Other reporting unit was determined using a combination of observable level 2 inputs, including indicative offers and ongoing negotiations for the related assets.

Recent Accounting Pronouncements

Item is described more fully in the Notes to Financial Statements.

Litigation and Matters in Dispute Resolution

Item is described more fully in the Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity arises from available cash and cash equivalents and marketable securities, cash generated from operations, capacity under our credit facilities and, when necessary, access to capital markets. We have committed and uncommitted lines of credit available for revolving loans and letters of credit. We believe that for at least the next 12 months, cash generated from operations, along with our unused credit capacity and cash position, is sufficient to support operating requirements. We regularly review our sources and uses of liquidity and may pursue opportunities to address our liquidity needs.

During 2022, Moody's revised our rating outlook to stable due to an improving risk and margin profile resulting from a higher proportion of reimbursable work in backlog as well as our consistent project execution. Our credit facility contains provisions that will require us to provide collateral to secure the facility should we be downgraded to BB by S&P and Ba2 by Moody's, which is a two notch downgrade from our current S&P credit rating of BBB- and a one notch downgrade from our current Moody's credit rating of Ba1. If we are required to provide collateral, it would consist broadly of liens on our U.S. assets.

In December 2022, we announced the early redemption of our 2023 Notes which totaled €129 million for their face value. This redemption was completed in January 2023, using cash on hand. We expect to address the maturity of the 2024 Notes through available liquidity, cash generated by our operations or via a new securities issue.

As of December 31, 2022, letters of credit totaling $394 million were outstanding under our $1.8 billion credit facility, which was amended in February 2023 to extend the maturity to February 2026. This credit facility contains customary financial covenants, including a debt-to-capitalization ratio that cannot exceed 0.60 to 1.00, a limitation on the aggregate amount of debt of the greater of $750 million or €750 million for our subsidiaries, and a minimum liquidity threshold of $1.2 billion, all as defined in the amended credit facility. Borrowings under the facility, which may be denominated in USD, EUR, GBP or CAD, bear interest at a base rate, plus an applicable borrowing margin. As of December 31, 2022 and through the issuance of this 10-K, we had not made any borrowings under our credit line and maintained a borrowing capacity of $819 million.

Cash and cash equivalents combined with marketable securities would have been $2.5 billion as of December 31, 2022 after the impacts of redeeming all 2023 Notes compared to $2.3 billion as of December 31, 2021. Cash balances as of December 31, 2022 and 2021 include cash and cash equivalents and marketable securities held by NuScale of $338 million and $90 million, respectively. Cash and cash equivalents are held in numerous accounts throughout the world to fund our global project execution activities. Non-U.S. cash and cash equivalents amounted to $1.1 billion as of December 31, 2022 and $992 million as of December 31, 2021. Non-U.S. cash and cash equivalents exclude deposits of U.S. legal entities that are invested in offshore, overnight accounts or short-term time deposits, to which there is unrestricted access.

In evaluating our liquidity needs, we consider cash and cash equivalents held by our consolidated variable interest entities (joint ventures and partnerships). These amounts (which totaled $706 million and $630 million as of December 31, 2022 and 2021, respectively) were not necessarily readily available for general purposes. We do not include our share of cash held by our proportionately consolidated joint ventures and partnerships in our consolidated cash balances even though these amounts may be significant. We also consider the extent to which client advances (which totaled $102 million and $127 million as of December 31, 2022 and 2021, respectively) are likely to be sustained or consumed over the near term for project execution activities and the cash flow requirements of our various foreign operations. In some cases, it may not be financially efficient to move cash and cash equivalents between countries due to statutory dividend limitations and/or adverse tax consequences. We did not consider any cash to be permanently reinvested outside the U.S. as of December 31, 2022 and 2021, other than unremitted earnings required to meet our working capital and long-term investment needs in non-U.S. foreign jurisdictions where we operate.

(in millions)	Year Ended December 31,		
	2022	2021	2020
OPERATING CASH FLOW	$ 31	$ 25	$ 186
INVESTING CASH FLOW			
Proceeds from sales and maturities (purchases) of marketable securities	(64)	(104)	(16)
Capital expenditures	(75)	(75)	(113)
Proceeds from sales of assets incl. AMECO-North America	95	146	112
Investments in partnerships and joint ventures	(53)	(80)	(29)
Other	19	(9)	5
Investing cash flow	(78)	(122)	(41)
FINANCING CASH FLOW			
Proceeds from NuScale de-SPAC transaction	341	—	—
Proceeds from sale of NuScale interest	107	—	—
Proceeds from issuance of CPS	—	582	—
Purchases and retirement of debt	(41)	(525)	—
Debt extinguishment costs	—	(2)	—
Dividends paid (on CPS in 2022 and 2021 and common stock in 2020)	(39)	(19)	(29)
Distributions paid to NCI	(60)	(109)	(23)
Capital contributions by NCI	21	202	110
Other	(14)	(7)	(10)
Financing cash flow	315	122	48
Effect of exchange rate changes on cash	(38)	(15)	9
Increase (decrease) in cash and cash equivalents	230	10	202
Cash and cash equivalents at beginning of year	2,209	2,199	1,997
Cash and cash equivalents at end of year	$ 2,439	$ 2,209	$ 2,199
Cash paid during the year for:			
Interest	$ 54	$ 90	$ 66
Income taxes (net of refunds)	99	75	65

Operating Activities

Cash flows from operating activities result primarily from our EPC activities and are affected by our earnings level and changes in working capital associated with such activities. Working capital levels vary from period to period and are primarily affected by our volume of work and billing schedules on our projects. These levels are also impacted by the stage of completion and commercial terms of engineering and construction projects, as well as our execution of our projects compared to their budget. Working capital requirements also vary by project and the payments terms agreed to with our clients, vendors and subcontractors. Most contracts require payments as the projects progress. Additionally, certain projects receive advance payments from clients. A typical trend for our lump-sum projects is to have higher cash balances during the initial phases of execution due to deposits paid to us which then diminish toward the end of the construction phase. As a result, our cash position is reduced as customer advances are utilized, unless they are replaced by advances on other projects. We maintain cash reserves and borrowing facilities to provide additional working capital in the event that a project's net operating cash outflows exceed its available cash balances. As of December 31, 2022, our backlog included $1.8 billion for loss projects which may have a negative impact on our operating cash flow in future periods.

Our operating cash flow for 2022 and 2021 was negatively impacted by increases in working capital on several large projects as well as higher cash payments of G&A. Operating cash flow in 2021 and 2020 were positively impacted by significant settlement payments on a cancelled rail project. Operating cash flow in 2020 was positively impacted by decreases in project working capital. Our operating cash flow is typically lower in the first quarter of each year due to the timing of payout of employee incentive awards from the prior year.

Investing Activities

We hold cash in bank deposits and marketable securities which are governed by our investment policy. This policy focuses on, in order of priority, the preservation of capital, maintenance of liquidity and maximization of yield. These investments may include money market funds, bank deposits placed with highly-rated financial institutions, repurchase agreements that are fully collateralized by U.S. Government-related securities, high-grade commercial paper and high quality short-term and medium-term fixed income securities.

Capital expenditures are primarily related to construction equipment on certain infrastructure projects as well as expenditures for facilities and investments in IT.

Proceeds from sales of assets during 2022 include the sale of land and the majority of our interest in an infrastructure joint venture in Canada as well as minor sales of components of Stork and AMECO. Proceeds from sales of assets during 2021 includes the sale of the North American operations of the AMECO equipment business for $71 million as well as our 10% ownership interest in an infrastructure joint venture and a building in the U.S. During 2020, we sold substantially all of the assets of our AMECO equipment business in Jamaica as well as 100% of our interest in an equipment rental business in Europe. Also in 2020, we sold our interests in two infrastructure joint ventures in the Netherlands and one infrastructure joint venture in the U.S.

Investments in unconsolidated partnerships and joint ventures in 2022 included capital contributions to a Mission Solutions joint venture and an infrastructure joint venture. Investments in unconsolidated partnerships and joint ventures in 2021 included a $26 million capital contribution to COOEC Fluor, which satisfied our contractual funding requirements, as well as capital contributions to an Energy Solutions joint venture and a recently formed Mission Solutions joint venture. Investments in unconsolidated partnerships and joint ventures in 2020 included capital contributions to two infrastructure joint ventures in the United States.

Financing Activities

As a result of the reverse recapitalization, NuScale recognized cash of $341 million, consisting of $235 million in PIPE funding and $145 million in cash in trust, partially offset by transaction costs of $39 million.

In April 2022, we sold approximately 5% of the ownership of NuScale to Japan NuScale Innovation, LLC for $107 million, for which CFIUS completed its review in the fourth quarter of 2022.

Cumulative cash dividends on the CPS are payable at an annual rate of 6.5% quarterly in arrears on February 15, May 15, August 15 and November 15, upon declaration of the dividend by our Board of Directors. Dividends accumulate from the most recent date on which dividends have been paid. First, second, third and fourth quarter CPS dividends of $10 million were paid in February, May, August and November 2022. In January 2023, our Board of Directors approved the payment of first quarter of 2023 CPS dividends of $10 million, which were paid in February 2023.

Each share of CPS is convertible at the holder's option at any time into 44.9585 shares of our common stock per share of CPS. The conversion rate is subject to certain customary adjustments, but no payment or adjustment for accumulated but unpaid dividends will be made upon conversion, subject to certain limited exceptions. The CPS may not be redeemed by us; however, we are able, since May 20, 2022, to elect to cause all outstanding shares of CPS to be converted into shares of our common stock at the conversion rate, subject to certain conditions (and, if such conversion occurs prior to May 20, 2024, the payment of a cash make-whole premium). The most significant condition to our ability to invoke a conversion prior to May 2024 is the requirement that our common stock trade above $28.92 for 20 consecutive trading days, which occurred in the fourth quarter of 2022 and has persisted into 2023. We estimate that the cash make-whole payment would have been $72 million at December 31, 2022 (assuming we minimally exceed the minimum trading price to invoke the conversion) or $64 million (using the average 5-day trading price leading up to December 31, 2022). If we elect to convert, we would avoid $39 million of annual dividends associated with the CPS. If a make-whole fundamental change, as defined in the certificate of designations for the CPS, occurs, we will in certain circumstances be required to increase the conversion rate for a holder who elects to convert shares of CPS in connection with such make-whole fundamental change.

Dividends on our CPS of $39 million were paid in 2022. Quarterly cash dividends of $0.10 per common share were paid in the first and second quarters of 2020 before we suspended our common stock dividend in April 2020. The payment and level of future cash dividends is subject to the discretion of our Board of Directors.

During 2022, we redeemed $41 million of aggregate outstanding 2023 Notes, with an immaterial earnings impact. In December 2022, we notified the remaining holders that we would call the remaining €129 million of outstanding 2023 Notes in January 2023, which was completed as anticipated with no earnings impact for $140 million.

In September 2021, we completed a tender offer in which we repurchased $375 million of 2023 Notes and $108 million of 2024 Notes, excluding accrued interest. Additionally, we redeemed $26 million of outstanding 2023 and 2024 Notes in open market transactions during 2021. We recognized $20 million in losses related to these redemptions which was included in interest expense.

Other borrowings (debt repayments) represent short-term bank loans and other financing arrangements associated with Stork.

Distributions paid to holders of NCI represent cash outflows to partners of consolidated partnerships or joint ventures created primarily for the execution of single contracts or projects. Distributions in 2022 primarily related to a transportation joint venture. Distributions in 2021 primarily related to a transportation joint venture project in the United States. Distributions in 2020 primarily related to a mining joint venture project in Chile.

Capital contributions by NCI during 2021 primarily related to new investments totaling $193 million by NuScale's NCI holders.

We have a common stock repurchase program, authorized by our Board of Directors, to purchase shares in the open market or privately negotiated transactions at our discretion. As of December 31, 2022, over 10 million shares could still be purchased under the existing stock repurchase program, although we do not have any immediate intent to begin such repurchases.

Letters of Credit

As of December 31, 2022, letters of credit totaling $394 million were outstanding under committed lines of credit and letters of credit totaling $909 million were outstanding under uncommitted lines of credit. Letters of credit are ordinarily provided to indemnify our clients if we fail to perform our obligations under our contracts. Surety bonds may be used as an alternative to letters of credit.

Guarantees

The maximum potential amount of future payments that we could be required to make under outstanding performance guarantees, which represents the remaining cost of work to be performed, was estimated to be $15 billion as of December 31, 2022.

Financial guarantees, made in the ordinary course of business in certain limited circumstances, are entered into with financial institutions and other credit grantors and generally obligate us to make payment in the event of a default by the borrower. These arrangements generally require the borrower to pledge collateral to support the fulfillment of the borrower's obligation.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

We have cash and marketable securities on deposit with major banks throughout the world. Such deposits are placed with high quality institutions and the amounts invested in any single institution are limited to the extent possible in order to minimize concentration of counterparty credit risk. Marketable securities may consist of time deposits, registered money market funds, U.S. agency securities, U.S. Treasury securities, commercial paper, non-U.S. government securities and corporate debt securities. We have not incurred any credit risk losses related to deposits in cash or investments in marketable securities.

Certain of our contracts are subject to foreign currency risk. We limit exposure to foreign currency fluctuations in most of our contracts through provisions that specify client payments in currencies corresponding to the currency in which cost is expected to be incurred. As a result, we generally have limited situations in which we have to mitigate foreign currency exposure with derivatives.

Our results reported by foreign subsidiaries with non-U.S. dollar functional currencies are also affected by foreign currency volatility. When the U.S. dollar appreciates against the non-U.S. dollar functional currencies of these subsidiaries, our reported revenue, cost and earnings, after translation into U.S. dollars, are lower than what they would have been had the U.S. dollar depreciated against the same foreign currencies or if there had been no change in the exchange rates.

Our long-term debt typically features a fixed-rate coupon. Our outstanding letters of credit are locked in at credit spread, not borrowing spread. Therefore, our exposure to interest rate risk is not material. However, in the future, new debt issuances could be exposed to increasing interest rates.

Item 8. *Financial Statements and Supplementary Data*

The information required by this Item is submitted as a separate section of this Form 10-K as described in Item 15.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

As defined in Rule 13a-15 and 15d-15 of the Exchange Act, our management, with the participation of our CEO and CFO, is responsible for establishing and maintaining disclosure controls and procedures. These controls and procedures should be designed to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

Based on their evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as of December 31, 2022.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate ICFR that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

Our management, including our CEO and CFO, conducted an assessment of the effectiveness of our ICFR as of December 31, 2022 based upon the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) and concluded that our ICFR was effective.

Ernst & Young LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of our ICFR. Their report follows this management report.

Changes in Internal Control over Financial Reporting

There have been no changes in our ICFR during the fourth quarter of 2022 that have materially affected, or are reasonably likely to materially affect, our ICFR.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fluor Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Fluor Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Fluor Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Fluor Corporation as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 21, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Dallas, Texas

February 21, 2023

Item 9B.   *Other Information*

On February 17, 2023, we entered into an agreement with the lenders under our $1,800,000,000 Third Amended and Restated Revolving Loan and Letter of Credit Facility Agreement dated as of February 17, 2022 among the company, BNP Paribas, as Administrative Agent, and other lenders party thereto, to extend the maturity date of the credit facility to February 17, 2026. There are no other changes to the terms and conditions of the credit facility.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not Applicable.

Item 10. *Directors, Executive Officers and Corporate Governance*

Directors, Executive Officers, Promoters and Control Persons

The information required by Paragraph (a), and Paragraphs (c) through (g) of Item 401 of Regulation S-K (except for information required by Paragraphs (d) — (f) of that Item to the extent the required information pertains to our executive officers) and Item 405 of Regulation S-K will be set forth in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year (our "Proxy Statement") and is incorporated herein by reference. The information required by Paragraph (b) of Item 401 of Regulation S-K, as well as the information required by Paragraphs (d) — (f) of that Item to the extent the required information pertains to our executive officers, is set forth herein at Part I, Item 1 of this 2022 10-K under the heading "Information about our Executive Officers."

Code of Ethics

We have long maintained and enforced a *Code of Business Conduct and Ethics* that applies to all employees, including our CEO, CFO and CAO. A copy of our *Code of Business Conduct and Ethics*, as amended, has been posted on the "Sustainability" — "Ethics and Compliance" portion of our website, *www.fluor.com*.

We have disclosed and intend to continue to disclose any changes or amendments to our code of ethics or waivers from our code of ethics applicable to our CEO, CFO and CAO by posting such changes or waivers to our website.

Corporate Governance

We have adopted corporate governance guidelines, which are available on our website at *www.fluor.com* under "Sustainability." Information regarding the Audit Committee is hereby incorporated by reference from the information that will be contained in our Proxy Statement.

Item 11. *Executive Compensation*

Information required by this item will be included in our Proxy Statement, which information is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Equity Compensation Plan Information

The following table provides information as of December 31, 2022 with respect to the shares of common stock that may be issued under our equity compensation plans:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities available for future issuance under equity compensation plans (excluding securities listed in column (a))
Equity compensation plans approved by stockholders[1]	8,169,150	$38.72[3]	6,810,486
Equity compensation plans not approved by stockholders[2]	366,996	$16.55[3]	—
Total	8,536,146		6,810,486

_____

(1) Consists of (a) the Amended and Restated 2008 Executive Performance Incentive Plan, under which 2,212,038 shares are issuable upon exercise of outstanding options, and under which no shares remain for future issuance; (b) the 2017 Performance Incentive Plan, under which 1,456,884 shares are issuable upon exercise of outstanding options, 536,583 shares are issuable upon vesting of outstanding restricted stock units, 1,156,365 shares are issuable if specified performance targets are met under outstanding performance-based award units, and under which no shares remain available for issuance; (c) the 2020 Performance Incentive Plan, under which 732,282 shares are issuable upon exercise of outstanding options, 739,272 shares are issuable upon vesting of outstanding restricted stock units, 1,040,825 shares are issuable if specified performance targets are met under outstanding performance-based award units, and under which 6,810,486 remain available for issuance; (d) 12,971, 19,517 and 45,412 vested restricted stock units under the 2008 Executive Performance Plan, 2017 Performance Incentive Plan and 2020 Performance Incentive Plan, respectively, that

were deferred by non-associate directors participating in the 409A Director Deferred Compensation Program that are distributable in the form of shares; (e) 23,438 vested restricted stock units granted to non-associate directors under the 2017 Performance Incentive Plan that are subject to a post-vest holding period and for which shares have not been issued; and (f) 193,563 vested restricted stock units and performance-based award units deferred by executive officers under the 2008 Executive Performance Incentive Plan.

(2)   Consists of inducement awards made to Mr. David E. Constable in connection with his appointment as CEO.

(3)   Weighted-average exercise price of outstanding options only.

The additional information required by this item will be included in our Proxy Statement, which information is incorporated by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information required by this item will be included in our Proxy Statement, which information is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Information required by this item will be included in our Proxy Statement, which information is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) Documents filed as part of this 2022 10-K:

1. *Financial Statements:*

Our consolidated financial statements at December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, together with the report of our independent registered public accounting firm on those consolidated financial statements are hereby filed as part of this 2022 10-K, beginning on page F-1.

2. *Financial Statement Schedules:*

No financial statement schedules are presented since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

3. *Exhibits:*

EXHIBIT INDEX

Exhibit	Description
3.1	Amended and Restated Certificate of Incorporation of the registrant (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on May 8, 2012).
3.2	Certificate of Designations, Preferences, and Rights of Series A 6.50% Cumulative Perpetual Convertible Preferred Stock of the registrant (incorporated by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on May 18, 2021).
3.4	Amended and Restated Bylaws of the registrant (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on November 4, 2022).
4.1	Senior Debt Securities Indenture between Fluor Corporation and Wells Fargo Bank, National Association, as trustee, dated as of September 8, 2011 (incorporated by reference to Exhibit 4.3 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on September 8, 2011).
4.2	First Supplemental Indenture between Fluor Corporation and Wells Fargo Bank, National Association, as trustee, dated as of September 13, 2011 (incorporated by reference to Exhibit 4.4 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on September 13, 2011).
4.3	Second Supplemental Indenture between Fluor Corporation and Wells Fargo Bank, National Association, as trustee, dated as of June 22, 2012 (incorporated by reference to Exhibit 4.2 to the registrant's Registration Statement on Form S-3 (Commission file number 333-182283) filed on June 22, 2012).
4.4	Third Supplemental Indenture between Fluor Corporation and Wells Fargo Bank, National Association, as trustee, dated as of November 25, 2014 (incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on November 25, 2014).
4.5	Fourth Supplemental Indenture between Fluor Corporation and Wells Fargo Bank, National Association, as trustee, dated as of March 21, 2016 (incorporated by reference to Exhibit 4.3 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on March 21, 2016).
4.6	Fifth Supplemental Indenture between Fluor Corporation and Wells Fargo Bank, National Association, as trustee, dated as of August 29, 2018 (incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on August 29, 2018).
4.7	Description of Securities.*
10.1	Fluor Corporation Amended and Restated 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on May 3, 2013).**
10.2	Form of Option Agreement (2015 grants) under the Fluor Corporation Amended and Restated 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.26 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on April 30, 2015).**
10.3	Form of Option Agreement (2017 grants) under the Fluor Corporation Amended and Restated 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.6 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 17, 2017).**
10.4	Form of Value Driver Incentive Award Agreement (2017 grants) under the Fluor Corporation Amended and Restated 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.9 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 17, 2017).**

Exhibit	Description
10.5	Form of Restricted Stock Unit Agreement (2017 grants) under the Fluor Corporation Amended and Restated 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.14 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 17, 2017).**
10.6	Fluor Corporation 2017 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Registration Statement on Form S-8 (Commission file number 333-217653) filed on May 4, 2017).**
10.7	Form of Restricted Stock Unit Agreement (2020 grant) under the Fluor Corporation 2017 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on December 10, 2020).**
10.8	Form of Option Agreement under the Fluor Corporation 2017 Performance Incentive Plan (incorporated by reference to Exhibit 10.16 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on May 3, 2018).**
10.9	Form of Option Agreement (2020 grant) under the Fluor Corporation 2017 Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on December 10, 2020).**
10.10	Form of Performance Award Agreement (2020 grant) under the Fluor Corporation 2017 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on December 10, 2020).**
10.11	Form of Stock Growth Incentive Award Agreement (2020 grant) under the Fluor Corporation 2017 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on December 10, 2020).**
10.12	Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 99.1 to the registrant's Registration Statement on Form S-8 (Commission file number 333-251426) filed on December 17, 2020.**
10.13	Form of Option Agreement (2021 grant) under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.17 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 22, 2022).**
10.14	Form of Option Agreement (2022 grant) under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on May 6, 2022).**
10.15	Form of Restricted Stock Unit Agreement (2021 grant) under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.18 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 22, 2022).**
10.16	Form of Restricted Stock Unit Agreement (2022 grant) under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on May 6, 2022).**
10.17	Form of Performance Award Agreement (2021 grant) under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.19 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 22, 2022).**
10.18	Form of Performance Award Agreement (2022 grant) under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on May 6, 2022).**
10.19	Fluor Executive Deferred Compensation Plan, as amended and restated effective April 21, 2003 (incorporated by reference to Exhibit 10.5 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 29, 2008).**
10.20	Fluor 409A Executive Deferred Compensation Program, as amended and restated effective January 1, 2017 (incorporated by reference to Exhibit 10.16 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on November 2, 2017).**
10.21	Executive Severance Plan (incorporated by reference to Exhibit 10.7 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 22, 2012).**
10.22	Offer Letter, dated October 30, 2020, between the registrant and David E. Constable (incorporated by reference to Exhibit 10.26 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 26, 2021).**
10.23	Option Agreement, dated December 23, 2020, between the registrant and David E. Constable (incorporated by reference to Exhibit 10.27 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 26, 2021).**
10.24	Restricted Stock Unit Agreement, dated December 23, 2020, between the registrant and David E. Constable (incorporated by reference to Exhibit 10.28 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 26, 2021).**

Exhibit	Description
10.25	Summary of Fluor Corporation Non-Management Director Compensation.*
10.26	Form of Restricted Stock Unit Agreement granted to directors under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.32 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 26, 2021).**
10.27	Fluor Corporation Deferred Directors' Fees Program, as amended and restated effective January 1, 2002 (incorporated by reference to Exhibit 10.9 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on March 31, 2003).**
10.28	Fluor Corporation 409A Director Deferred Compensation Program, as amended and restated effective as of November 2, 2016 (incorporated by reference to Exhibit 10.22 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 17, 2017).**
10.29	Directors' Life Insurance Summary (incorporated by reference to Exhibit 10.12 to the registrant's Registration Statement on Form 10/A (Amendment No. 1) (Commission file number 1-16129) filed on November 22, 2000).**
10.30	Form of Indemnification Agreement entered into between the registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.21 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 25, 2009).
10.31	Form of Change in Control Agreement entered into between the registrant and each of its executive officers (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on June 29, 2010).**
10.32	$1,800,000 Third Amended and Restated Revolving Loan and Letter of Credit Facility Agreement dated as of February 17 2022, among Fluor Corporation, the Lenders thereunder, BNP Paribas, as Administrative Agent and an Issuing Lender, Bank of America, N.A., as Syndication Agent, and Citibank, N.A. and Wells Fargo Bank, National Association, as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on February 8, 2022).
10.33	Agreement and Plan of Merger, dated as of December 13, 2021, by and among Spring Valley, Merger Sub and NuScale (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (Commission file number 1-39736) filed by Spring Valley on December 14, 2021).
21.1	Subsidiaries of the registrant.*
23.1	Consent of Independent Registered Public Accounting Firm.*
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
101.INS	Inline XBRL Instance Document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
104	The cover page from the Company's 2022 10-K for the year ended December 31, 2022, formatted in Inline XBRL (included in the Exhibit 101 attachments).*

_____

*   Exhibit filed with this report.

**   Management contract or compensatory plan or arrangement.

Attached as Exhibit 101 to this report are the following documents formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statement of Operations for the years ended December 31, 2022, 2021 and 2020, (ii) the Consolidated Balance Sheet at December 31, 2022 and December 31, 2021, (iii) the Consolidated Statement of Cash Flows for the years ended December 31, 2022, 2021 and 2020 and (iv) the Consolidated Statement of Equity for the years ended December 31, 2022, 2021 and 2020.

Item 16.   *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this 2022 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FLUOR CORPORATION

By: /s/ JOSEPH L. BRENNAN

Joseph L. Brennan,
Chief Financial Officer

February 21, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this 2022 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive Officer and Director:		
/s/ DAVID E. CONSTABLE		
David E. Constable	Chairman and Chief Executive Officer	February 21, 2023
Principal Financial Officer:		
/s/ JOSEPH L. BRENNAN		
Joseph L. Brennan	Chief Financial Officer	February 21, 2023
Principal Accounting Officer:		
/s/ JOHN C. REGAN		
John C. Regan	Chief Accounting Officer	February 21, 2023
Other Directors:		
/s/ ALAN M. BENNETT		
Alan M. Bennett	Director	February 21, 2023
/s/ ROSEMARY T. BERKERY		
Rosemary T. Berkery	Director	February 21, 2023
/s/ H. PAULETT EBERHART		
H. Paulett Eberhart	Director	February 21, 2023
/s/ JAMES T. HACKETT		
James T. Hackett	Director	February 21, 2023
/s/ THOMAS C. LEPPERT		
Thomas C. Leppert	Director	February 21, 2023
/s/ TERI P. MCCLURE		
Teri P. McClure	Director	February 21, 2023
/s/ ARMANDO J. OLIVERA		
Armando J. Olivera	Director	February 21, 2023
/s/ MATTHEW K. ROSE		
Matthew K. Rose	Director	February 21, 2023

FLUOR CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fluor Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fluor Corporation (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 21, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Long-term revenue recognition on certain engineering and construction contracts
Description of the Matter	As described in Note 3 to the consolidated financial statements, the Company recognizes engineering and construction contract revenue over time, due to the continuous transfer of control to the customer, based on contract cost incurred to date compared to total estimated contract cost. Revenue recognition under this method is subject to judgment as it requires management to prepare estimates of total contract revenue and costs to complete in-process contracts. Auditing management's estimates of total contract revenue and costs on certain engineering and construction contracts which are structured under lump-sum contractual terms and are larger in size and longer in duration was complex and subjective, requiring considerable auditor judgment in the evaluation of subjective assumptions related to certain forecasted costs and variable consideration.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the estimation process that affect revenue recognition, including controls over management's review of project costs yet to be incurred and variable consideration estimates. Our audit procedures included, among others, evaluating the appropriate application of the Company's revenue recognition method; testing significant assumptions used to develop the estimated variable consideration and costs to complete; and testing the completeness and accuracy of the underlying data. To assess the reasonableness of these estimates, we performed audit procedures that included, among others, agreeing the estimates to supporting documentation; conducting interviews with project personnel; observing select project review meetings; and performing sensitivity analyses or retrospective review using historical actual costs and trends.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1973.

Dallas, Texas

February 21, 2023

FLUOR CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS

(in millions, except per share amounts)	Year Ended December 31,					
		2022		2021		2020
Revenue	$	13,744	$	14,156	$	15,788
Cost of revenue		(13,389)		(13,702)		(15,378)
Gross profit		355		454		410
G&A		(237)		(226)		(215)
Impairment		24		(290)		(380)
Gain (loss) on pension settlement		42		(198)		—
Foreign currency gain (loss)		25		(13)		(47)
Operating profit (loss)		209		(273)		(232)
Interest expense		(59)		(90)		(72)
Interest income		94		17		26
Earnings (loss) from Cont Ops before taxes		244		(346)		(278)
Income tax (expense) benefit		(171)		(20)		(23)
Net earnings (loss) from Cont Ops		73		(366)		(301)
Less: Net earnings (loss) from Cont Ops attributable to NCI		(72)		39		68
Net earnings (loss) from Cont Ops attributable to Fluor		145		(405)		(369)
Net earnings (loss) from Disc Ops attributable to Fluor		—		(35)		(66)
Net earnings (loss) attributable to Fluor	$	145	$	(440)	$	(435)
Less: Dividends on CPS		39		24		—
Net earnings (loss) available to Fluor common stockholders	$	106	$	(464)	$	(435)
Basic EPS available to Fluor common stockholders						
Net earnings (loss) from Cont Ops	$	0.75	$	(3.04)	$	(2.63)
Net earnings (loss) from Disc Ops		—		(0.25)		(0.47)
Diluted EPS available to Fluor common stockholders						
Net earnings (loss) from Cont Ops	$	0.73	$	(3.04)	$	(2.63)
Net earnings (loss) from Disc Ops		—		(0.25)		(0.47)

The accompanying notes are an integral part of these financial statements.

FLUOR CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(in millions)	Year Ended December 31,		
	2022	**2021**	**2020**
Net earnings (loss) from Cont Ops	73	(366)	(301)
Net earnings (loss) from Disc Ops	—	(35)	(66)
Net earnings (loss)	73	(401)	(367)
OCI, net of tax:			
Foreign currency translation adjustment	(27)	(38)	(17)
Ownership share of equity method investees' OCI	31	(2)	(18)
DB plan adjustments	5	101	(20)
Unrealized gain (loss) on hedges	(7)	(9)	19
Total OCI, net of tax	2	52	(36)
Comprehensive income (loss)	75	(349)	(403)
Less: Comprehensive income (loss) attributable to NCI	(47)	40	69
Comprehensive income (loss) attributable to Fluor	$ 122	$ (389)	$ (472)

The accompanying notes are an integral part of these financial statements.

FLUOR CORPORATION
CONSOLIDATED BALANCE SHEET

(in millions, except share and per share amounts)		December 31, 2022		December 31, 2021
ASSETS				
Current assets				
Cash and cash equivalents ($706 and $630 related to VIEs)	$	2,439	$	2,209
Marketable securities ($130 and $90 related to VIEs)		185		127
Accounts receivable, net ($196 and $173 related to VIEs)		1,109		1,171
Contract assets ($186 and $223 related to VIEs)		915		1,066
Other current assets ($30 and $28 related to VIEs)		396		608
Total current assets		5,044		5,181
Noncurrent assets				
PP&E, net ($45 and $46 related to VIEs)		447		456
Investments		584		517
Deferred taxes		34		51
Deferred compensation trusts		234		330
Goodwill		206		249
Other assets ($54 and $45 related to VIEs)		278		305
Total noncurrent assets		1,783		1,908
Total assets	$	6,827	$	7,089
LIABILITIES AND EQUITY				
Current liabilities				
Accounts payable ($253 and $261 related to VIEs)	$	1,017	$	1,220
Short-term debt and current portion of long-term debt		152		18
Contract liabilities ($352 and $351 related to VIEs)		742		945
Accrued salaries, wages and benefits ($24 and $27 related to VIEs)		626		629
Other accrued liabilities ($46 and $33 related to VIEs)		679		802
Total current liabilities		3,216		3,614
Long-term debt		978		1,174
Deferred taxes		73		67
Other noncurrent liabilities ($54 and $13 related to VIEs)		564		667
Contingencies and commitments				
Equity				
Shareholders' equity				
Preferred stock — authorized 20,000,000 shares ($0.01 par value); issued and outstanding — 600,000 shares in 2022 and 2021		—		—
Common stock — authorized 375,000,000 shares ($0.01 par value); issued and outstanding — 142,322,247 and 141,434,771 shares in 2022 and 2021, respectively		1		1
APIC		1,254		967
AOCI		(365)		(366)
Retained earnings		896		791
Total shareholders' equity		1,786		1,393
NCI		210		174
Total equity		1,996		1,567
Total liabilities and equity	$	6,827	$	7,089

The accompanying notes are an integral part of these financial statements.

FLUOR CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions)	Year Ended December 31,					
		2022		2021		2020
OPERATING CASH FLOW						
Net earnings (loss)	$	73	$	(401)	$	(367)
Adjustments to reconcile net earnings (loss) to operating cash flow:						
Impairment expense - Cont Ops		(24)		290		298
Impairment expense - Disc Ops		—		—		146
(Gain) loss on pension settlement		(42)		198		—
Depreciation and amortization		73		74		105
(Earnings) loss from equity method investments, net of distributions		(15)		(8)		(4)
(Gain) loss on sales of assets incl. AMECO-North America		(35)		(2)		(1)
(Gain) loss on debt repurchases		—		20		—
Stock-based compensation		19		32		22
Deferred taxes		17		28		(20)
Net contributions to employee pension plans		(2)		(12)		(21)
Changes in assets and liabilities		(46)		(197)		31
Other		13		3		(3)
Operating cash flow		31		25		186
INVESTING CASH FLOW						
Purchases of marketable securities		(428)		(149)		(35)
Proceeds from sales and maturities of marketable securities		364		45		19
Capital expenditures		(75)		(75)		(113)
Proceeds from sales of assets incl. AMECO-North America		95		146		112
Investments in partnerships and joint ventures		(53)		(80)		(29)
Other		19		(9)		5
Investing cash flow		(78)		(122)		(41)
FINANCING CASH FLOW						
Proceeds from NuScale de-SPAC transaction		341		—		—
Proceeds from sale of NuScale interest		107		—		—
Proceeds from issuance of CPS		—		582		—
Purchases and retirement of debt		(41)		(525)		—
Debt extinguishment costs		—		(2)		—
Dividends paid (on CPS in 2022 and 2021 and common stock in 2020)		(39)		(19)		(29)
Other borrowings (debt repayments)		(4)		(6)		4
Distributions paid to NCI		(60)		(109)		(23)
Capital contributions by NCI		21		202		110
Other		(10)		(1)		(14)
Financing cash flow		315		122		48
Effect of exchange rate changes on cash		(38)		(15)		9
Increase (decrease) in cash and cash equivalents		230		10		202
Cash and cash equivalents at beginning of year		2,209		2,199		1,997
Cash and cash equivalents at end of year	$	2,439	$	2,209	$	2,199

The accompanying notes are an integral part of these financial statements.

FLUOR CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions, except per share amounts)	Preferred Stock		Common Stock		Additional Paid-In Capital	AOCI	Retained Earnings	Total Shareholders' Equity	NCI	Total Equity
	Shares	Amount	Shares	Amount						
BALANCE AS OF DECEMBER 31, 2019	—	—	140 $	1 $	166 $	(380) $	1,701 $	1,488 $	96 $	1,584
Net earnings (loss)	—	—	—	—	—	—	(435)	(435)	68	(367)
Cumulative adjustment for the adoption of ASC 326	—	—	—	—	—	—	(2)	(2)	—	(2)
OCI	—	—	—	—	—	(37)	—	(37)	1	(36)
Dividends ($0.10 per share)	—	—	—	—	—	—	(14)	(14)	—	(14)
Capital contributions by NCI, net of distributions	—	—	—	—	—	—	—	—	87	87
Other NCI transactions	—	—	—	—	10	—	—	10	(19)	(9)
Stock-based plan activity	—	—	1	—	20	—	—	20	—	20
BALANCE AS OF DECEMBER 31, 2020	—	—	141 $	1 $	196 $	(417) $	1,250 $	1,030 $	233 $	1,263
Net earnings (loss)	—	—	—	—	—	—	(440)	(440)	39	(401)
OCI	—	—	—	—	—	51	—	51	1	52
Issuance of CPS	1	—	—	—	582	—	—	582	—	582
Dividends on CPS ($16.25 per share)	—	—	—	—	—	—	(19)	(19)	—	(19)
Capital contributions by NCI, net of distributions	—	—	—	—	—	—	—	—	93	93
Other NCI transactions	—	—	—	—	161	—	—	161	(192)	(31)
Stock-based plan activity	—	—	—	—	28	—	—	28	—	28
BALANCE AS OF DECEMBER 31, 2021	1	—	141 $	1 $	967 $	(366) $	791 $	1,393 $	174 $	1,567
Net earnings (loss)	—	—	—	—	—	—	145	145	(72)	73
OCI	—	—	—	—	—	1	—	1	1	2
Dividends on CPS ($16.25 per share)	—	—	—	—	—	—	(39)	(39)	—	(39)
Distributions by NCI, net of capital contributions	—	—	—	—	—	—	—	—	(39)	(39)
NuScale reverse recapitalization	—	—	—	—	147	—	—	147	145	292
Sale of NuScale units to NCI	—	—	—	—	107	—	—	107	—	107
Other NCI transactions	—	—	—	—	20	—	—	20	1	21
Stock-based plan activity	—	—	1	—	13	—	(1)	12	—	12
BALANCE AS OF DECEMBER 31, 2022	1 $	—	142 $	1 $	1,254 $	(365) $	896 $	1,786 $	210 $	1,996

The accompanying notes are an integral part of these financial statements.

1.   Description of Business

Fluor Corporation ("we", "us", "our" or "the company") is a holding company that owns many subsidiaries, as well as interests in joint ventures. Acting through these entities, we are one of the largest professional services firms providing EPC, fabrication and modularization, and project management services, on a global basis. We provide these services to our clients in a diverse set of industries worldwide including production and fuels, chemicals, LNG, nuclear project services, infrastructure, advanced technologies and manufacturing, life sciences and mining and metals. We are also a service provider to the U.S. federal government and governments abroad.

We report our operating segment results as follows: Energy Solutions, Urban Solutions, Mission Solutions and Other.

Energy Solutions focuses on opportunities in the production and fuels, chemicals, LNG and nuclear project services market. The segment provides solutions to the energy transition market, including asset decarbonization, carbon capture, renewable fuels, waste-to-energy, green chemicals, hydrogen, nuclear power and other low-carbon energy sources. The segment also continues to serve the traditional oil, gas and petrochemical industries with full project life-cycle services, including expansion and modernization projects as well as sustaining capital work.

Urban Solutions provides EPC and project management services to the infrastructure, advanced technologies and manufacturing, life sciences and mining and metals industries, as well as professional staffing services.

Mission Solutions focuses on federal agencies across the U.S. government and select international opportunities. These include, among others, the DOE, the Department of Defense, the Federal Emergency Management Agency and intelligence agencies. The segment also provides services to commercial nuclear clients.

Other includes the operations of NuScale, in which we are the majority investor. NuScale is developing an SMR technology.

In the first quarter of 2022, we determined that our Stork business and the remaining unsold AMECO equipment business no longer met all of the requirements to be classified as Disc Ops, primarily as a result of uncertainties related to the timing of this sale. Therefore, both Stork and the remaining AMECO business are reported as Cont Ops for all periods presented and included in our Other segment. Further, we remeasured the carrying value of these businesses under the held and used criteria and reversed $63 million of previously recorded impairment expense during the first quarter of 2022. While we continue to market the remaining components of Stork and AMECO for sale, it is unlikely that any eventual sales would qualify for Disc Ops.

2.   NuScale Reverse Recapitalization

In the second quarter of 2022, NuScale became a public company (NYSE ticker:SMR) through a reverse recapitalization with a public shell company, Spring Valley, resulting in the net receipt of $341 million of cash and the assumption of $48 million of warrant liabilities exercisable for shares of SMR. We continue to control and consolidate NuScale.

Under the reverse recapitalization, NuScale was the accounting acquirer of Spring Valley which held no significant assets or liabilities requiring fair value re-assessment (outside of cash and warrant liabilities).

3.   Significant Accounting Policies

Principles of Consolidation

The financial statements include the accounts of Fluor Corporation and its subsidiaries. All intercompany transactions of consolidated subsidiaries are eliminated. Certain amounts in 2021 and 2020 have been reclassified to conform to the 2022 presentation. Certain amounts in tables may not total or agree to the financial statements due to immaterial rounding differences. Management has evaluated all material events occurring subsequent to December 31, 2022 through the filing date of the 2022 10-K.

We frequently form joint ventures or partnerships with others primarily for the execution of single contracts or projects. If a joint venture or partnership is a VIE and we are the primary beneficiary, the joint venture or partnership is consolidated and our partners' interests are recognized as NCI. As is customary in our industry, for unconsolidated construction partnerships and joint ventures, we generally recognize our proportionate share of revenue, cost and profit and use the one-line equity method for the investment. In other instances, the cost and equity methods of accounting are used, depending on our respective ownership interest and amount of influence on the entity, as well as other factors. At times, we also execute projects through collaborative arrangements for which we recognize our relative share of revenue and cost.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available through the date of the issuance of the financial statements. Therefore, actual results could differ from those estimates.

Earnings Per Share

Potentially dilutive securities include CPS, stock options, RSUs and performance-based award units. Diluted EPS reflects the assumed exercise or conversion of all dilutive securities using the if-converted and treasury stock methods. In computing diluted EPS, only securities that are actually dilutive are included.

Foreign Currency Translation

Our reporting currency is the U.S. dollar. For our international subsidiaries, the functional currency is typically the currency of the primary economic environment in which each subsidiary operates. Translation gains and losses are recorded in OCI. Gains and losses from remeasuring foreign currency transactions into the functional currency are recognized in earnings.

Revenue Recognition

Engineering and construction contracts. We recognize engineering and construction contract revenue over time as we provide services to satisfy our performance obligations. We generally use the cost-to-cost percentage-of-completion measure of progress as it best depicts how control transfers to our clients. The cost-to-cost approach measures progress towards completion based on the ratio of cost incurred to date compared to total estimated contract cost. Engineering and construction contracts are generally accounted for as a single unit of account (a single performance obligation) and are not segmented between types of services on a single project. Cost of revenue includes an allocation of depreciation and amortization. Where applicable, CFM, labor and equipment and subcontractor materials, labor and equipment, are included in revenue and cost of revenue when we believe that we are acting as a principal rather than as an agent (i.e., we integrate the materials, labor and equipment into the deliverables promised to the customer). CFM are only included in revenue and cost when the contract includes construction activity and we have visibility into the amount the customer is paying for the materials or there is a reasonable basis for estimating the amount. If we lose visibility mid-project, we cease recognizing future CFM but do not de-recognize previous amounts of CFM. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined as assessed at the contract level. Pre-contract costs are expensed as incurred unless they are expected to be recovered from the client. Project mobilization costs are generally charged to project costs as incurred when they are an integrated part of the performance obligation being transferred to the client. Customer payments on engineering and construction contracts are typically due within 30 to 45 days of billing, depending on the contract.

Service contracts. For the majority of our operations and maintenance contracts, revenue is recognized when services are performed and contractually billable. For all other service contracts, we recognize revenue over time using the cost-to-cost percentage-of-completion method. Service contracts that include multiple performance obligations are segmented between types of services. For contracts with multiple performance obligations, we allocate the transaction price to each performance obligation using an estimate of the stand-alone selling price of each distinct service in the contract. Customer payments on service contracts are typically due within 30 to 90 days of billing, depending on the contract.

Warranties. We generally provide limited duration warranties for work performed under our contracts. Historically, warranty claims have not resulted in material costs incurred, and any estimated costs for warranties are included in the individual project cost estimates for purposes of accounting for long-term contracts.

Practical Expedients. If we have a right to consideration from a customer in an amount that corresponds directly with the value of our performance completed to date (a service contract in which we bill a fixed amount for each hour of service provided), we recognize revenue in the amount to which we have a right to invoice for services performed. We do not adjust the contract price for the effects of a significant financing component where, at contract inception, the period between service provision and customer payment will be one year or less. We exclude from the measurement of the transaction price all taxes assessed by governmental authorities that are collected by us from our customers (use taxes, value added taxes, some excise taxes).

RUPO. RUPO represents a measure of the value of work to be performed on contracts awarded and in progress. Although RUPO reflects business that is considered to be firm, cancellations, deferrals or scope adjustments may occur. RUPO is adjusted to reflect any known project cancellations, revisions to project scope and cost, foreign currency exchange fluctuations and project deferrals, as appropriate. RUPO differs from backlog discussed elsewhere in the 2022 10-K. Backlog includes the amount of revenue we expect to recognize under ongoing operations and maintenance contracts for the remainder of the current year renewal period plus up to three additional years if renewal is considered to be probable, while RUPO includes only the amount of revenue we expect to recognize under ongoing operations and maintenance contracts with definite terms and substantive termination provisions. RUPO also includes estimates of CFM in those instances where the criteria for recognition have been satisfied.

Project Estimates

Due to the nature of our industry, there is significant complexity in our estimation of total expected revenue and cost, for which we must make significant judgments. Our contracts with our customers may contain several types of variable consideration, including claims, unpriced change orders, award and incentive fees, liquidated damages and penalties or other provisions that can either increase or decrease the contract price to arrive at estimated revenue. These variable amounts generally are earned upon achievement of certain performance metrics, program milestones or cost targets and can be based upon customer discretion. We estimate variable consideration at the most likely amount to which we expect to be entitled upon completion of a project. We include estimated amounts in the transaction price to the extent it is probable we will realize that amount. Our estimates of variable consideration and our determination of its inclusion in project revenue are based on an assessment of our anticipated performance and other information that may be available to us.

At a project level, we have specific practices and procedures to review our estimate of total revenue and cost. Each project team reviews the progress and execution of our performance obligations, which impact the project's accounting outcome. As part of this process, the project team reviews information such as any outstanding key contract matters, progress towards completion and the related program schedule and identified risks and opportunities. The accuracy of our revenue and profit recognition in a given period depends on the accuracy of our project estimates, which can change from period to period due to a variety of factors including:

- Complexity in original design;
- Extent of changes from original design;
- Different site conditions than assumed in our bid;
- The productivity, availability and skill level of labor;
- Limitations associated with workforce distancing;
- Weather conditions when executing a project;
- The technical maturity of the technologies involved;
- Length of time to complete the project;
- Availability and cost of equipment and materials;
- Subcontractor and joint venture partner performance;
- Expected costs of warranties; and
- Our ability to recover for additional contract costs.

We recognize changes in contract estimates on a cumulative catch-up basis in the period in which the changes are identified. Such changes in contract estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in prior periods. Changes in contract estimates may also result in the reversal of previously recognized revenue if the current estimate adversely differs from the previous estimate. If we estimate that a project will have costs in excess of revenue, we recognize the total loss in the period it is identified.

Contract Assets and Liabilities

Contract assets represent revenue recognized in excess of amounts billed and include unbilled receivables (typically for cost reimbursable contracts) and contract work in progress (typically for fixed-price contracts). Unbilled receivables, which represent an unconditional right to payment subject only to the passage of time, are recognized as accounts receivable when they are billed. Advances that are payments on account of contract assets are deducted from contract assets. We anticipate that substantially all incurred cost associated with contract assets as of December 31, 2022 will be billed and collected within one year. Contract liabilities represent amounts billed to clients in excess of revenue recognized to date.

Segment Reporting

Management evaluates segment performance based on segment profit. We incur cost and expenses and hold certain assets at the corporate level which relate to our business as a whole. Certain of these amounts are allocated to our business segments by various methods, largely on the basis of estimated usage or on pro rata revenue. Total assets not allocated to segments and held in "Corporate and other" primarily include cash, marketable securities, income-tax related assets, pension assets, deferred compensation trust assets and corporate property, plant and equipment.

Segment profit is an earnings measure that we utilize to evaluate and manage our business performance. Segment profit is calculated as revenue less cost of revenue and earnings attributable to NCI.

Variable Interest Entities

We assess our partnerships and joint ventures at inception to determine if any meet the qualifications of a VIE. We consider a partnership or joint venture a VIE if it has any of the following characteristics:

(a) the total equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support,
(b) characteristics of a controlling financial interest are missing (either the ability to make decisions through voting or other rights, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity), or
(c) the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity and/or their rights to receive the expected residual returns of the entity, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

We regularly reassess our initial determination of whether the partnership or joint venture is a VIE. The majority of our partnerships and joint ventures qualify as VIEs because the total equity investment is typically nominal and not sufficient to permit the entity to finance its activities without additional subordinated financial support.

We also perform a qualitative assessment of each identified VIE to determine if we are its primary beneficiary. We conclude that we are the primary beneficiary and consolidate the VIE if we have both:

(a) the power to direct the economically significant activities of the entity and
(b) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE.

We consider the contractual agreements that define the ownership structure, distribution of profits and losses, risks, responsibilities, indebtedness, voting rights and board representation of the respective parties in determining if we are the primary beneficiary. We also consider all parties that have direct or implicit variable interests when determining whether we are the primary beneficiary. Management's assessment of who is the primary beneficiary of a VIE is regularly undertaken.

Cash and Cash Equivalents

Cash and cash equivalents include securities with maturities of three months or less at the date of purchase.

Marketable Securities

Marketable securities consist of time deposits placed with investment grade banks with original maturities greater than three months, which are typically held-to-maturity because we have the intent and ability to hold them until maturity. Held-to-maturity securities are carried at amortized cost. The cost of securities sold is determined by using the specific identification method. Marketable securities are assessed at least annually for other-than-temporary impairment.

Research and Development

We have a controlling interest in NuScale, a research and development operation associated with the licensing and commercialization of SMR technology. Since May 2014, NuScale has been receiving reimbursement from the DOE for certain qualified expenditures under cost-sharing award agreements that require NuScale to use the DOE funds to cover engineering costs associated with SMR design development and certification. Costs incurred by NuScale are expensed as incurred, net of qualifying DOE reimbursements, and reported in "Cost of revenue". The U.S. Nuclear Regulatory Commission approved NuScale's design certification application in August 2020. Aside from NuScale, we generally do not engage in significant research and development activities.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Leasehold improvements are amortized over the shorter of their economic lives or the lease terms. Depreciation is calculated using the straight-line method over the following ranges of estimated useful service lives, in years:

	Estimated Useful Service Lives
Buildings	20 – 40
Building and leasehold improvements	6 – 20
Machinery and equipment	2 – 10
Furniture and fixtures	2 – 10

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized but are subject to at-least-annual impairment tests during the fourth quarter. For impairment testing, goodwill is allocated to the applicable reporting units based on the current reporting structure. We may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of each reporting unit is less than its carrying amount. If so, we perform a quantitative test, and if the carrying amount of a reporting unit exceeds its fair value, we recognize an impairment loss. Intangible assets with indefinite lives are impaired if their carrying value exceeds their fair value. Acquired in-process research and development associated with our investment in NuScale is considered indefinite lived until the related technology is available for commercial use.

Interim impairment testing of goodwill and intangible assets is performed if indicators of potential impairment exist. Such indicators may include the results of operations of certain businesses and geographies and the performance of our stock price.

Intangible assets with finite lives are amortized on a straight-line basis over their useful lives.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in our financial statements or tax filings. We evaluate the realizability of our deferred tax assets and record a valuation allowance to reduce deferred tax assets to amounts that are more likely than not to be realized. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize such assets. Failure to achieve forecasted taxable income could affect the ultimate realization of deferred tax assets and could adversely impact our future effective tax rate.

Income tax positions are recognized when they meet a more-likely-than-not recognition threshold. Previously recognized tax positions that no longer meet the more-likely-than-not threshold are derecognized upon such determination. We recognize potential interest and penalties related to unrecognized tax positions as a component of income tax expense. Judgment is required in determining the provision for income taxes as we consider our worldwide taxable earnings and the impact of the continuing audit process conducted by relevant tax authorities. The final outcome of any audits could differ materially from amounts recognized by us. We account for the GILTI effects in the period that is subject to such tax.

Derivatives and Hedging

We attempt to limit foreign currency exposure in most of our contracts by denominating contract revenue in the currencies in which cost is incurred. Certain financial exposure, which includes currency and commodity price risk associated with engineering and construction contracts, currency risk associated with monetary assets and liabilities denominated in nonfunctional currencies and risk associated with interest rate volatility, may subject us to earnings volatility. We may utilize derivatives to mitigate such risk. All derivatives are recorded at fair value. The change in the fair value of the derivative is offset against the change in the fair value of the underlying asset or liability through earnings when the derivative does not qualify as a hedge. To a lesser extent, we utilize cash flow hedges. We formally document our hedge relationships at inception and subsequently assess hedge effectiveness qualitatively, unless the hedge relationship is no longer highly effective. For cash flow hedges, the change in fair value is recorded as a component of AOCI and is reclassified into earnings when the hedged item settles. In certain limited circumstances, foreign currency payment provisions could be deemed embedded derivatives. If an embedded foreign currency derivative is identified, the derivative is bifurcated from the host contract and the change in fair value is recognized through earnings. We maintain master netting arrangements with certain counterparties to facilitate the settlement of derivative instruments; however, we report the fair value of derivatives on a gross basis.

Concentrations of Credit Risk

Accounts receivable and all contract work in progress are from clients in various industries and locations throughout the world. Most contracts require payments as the projects progress or, in certain cases, advance payments. We generally do not require collateral, but in most cases can place liens against the project assets or terminate the contract, if a material default occurs. We evaluate the counterparty credit risk as part of our bidding process, our project risk review process and in determining the appropriate level of reserves during project execution. We maintain reserves for potential credit losses and generally such losses have been minimal and within management's estimates.

We have cash and marketable securities on deposit with major banks throughout the world. Such deposits are placed with high quality institutions and the amounts invested in any single institution are limited to the extent possible in order to minimize concentration of counterparty credit risk.

Our counterparties for derivatives are large financial institutions selected based on profitability, strength of balance sheet, credit ratings and capacity for timely payment of financial commitments. There are no significant concentrations of credit risk with any individual counterparty related to our derivative contracts.

We monitor the credit quality of our counterparties and establish reserves for any significant credit risk losses.

Stock-Based Compensation

Our stock plans provide for grants of nonqualified or incentive stock options, RSUs, restricted stock and performance-based award units. All grants of stock options and RSUs as well as performance-based units awarded to Section 16 officers in 2022, 2021 and 2020 can only be settled in company stock and are accounted for as equity awards.

All expense under stock-based awards is recognized based on the fair values of the awards. Stock option awards have grant exercise prices equal to the grant date market price of our stock. The fair value of grants of RSUs and restricted stock is determined using the closing price of our common stock on the date of grant but may be discounted for any significant post-vest holding periods. The grant date fair value of performance-based award units is determined by adjusting the closing price of our common stock on the date of grant for any post-vest holding period discounts and for the effect of market conditions, when applicable. Stock-based compensation expense is generally recognized over the required service period, or over a shorter period when the grantee is or becomes retirement eligible.

We also grant SGI awards and performance-based awards to non-Section 16 executives which are settled in cash. These awards are classified as liabilities and remeasured at fair value through expense at the end of each reporting period until the awards are settled.

Leases

We recognize right-of-use assets and lease liabilities for leases with terms greater than 12 months or leases that contain a purchase option that is reasonably certain to be exercised. Leases are classified as either finance or operating leases. This classification dictates whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease.

Our right-of use assets and lease liabilities primarily relate to office facilities, equipment used in connection with long-term construction contracts and other personal property. Certain of our facility and equipment leases include one or more options to renew, with renewal terms that can extend the lease term up to 10 years. The exercise of lease renewal options is at our discretion. Renewal periods are included in the expected lease term if we are reasonably certain we will exercise them. Certain leases also include options to purchase the leased property. None of our lease agreements contain material residual value guarantees or material restrictions or covenants.

Long-term leases (leases with terms greater than 12 months) are recorded as liabilities at the present value of the minimum lease payments not yet paid. We use our incremental borrowing rate to determine the present value of the lease when the rate implicit in the lease is not readily determinable. Certain lease contracts contain nonlease components such as maintenance, utilities, fuel and operator services. We recognize both the lease component and nonlease components as a single lease component for all right-of-use assets.

Short-term leases (leases with an initial term of 12 months or less or leases that are cancelable by the lessee and lessor without significant penalties) are not capitalized but are expensed on a straight-line basis over the lease term. The majority of our short-term leases relate to equipment used on construction projects. We enter into these leases at periodic rental rates for an unspecified duration and typically have a termination-for-convenience provision.

4.   Recent Accounting Pronouncements

We did not implement any new accounting pronouncements during the 2022 Period. However, we are evaluating the impact of the future disclosures that may arise under recent SEC proposals.

5.   **Earnings Per Share**

	Year Ended December 31,		
(in millions, except per share amounts)	2022	2021	2020
Net earnings (loss) from Cont Ops attributable to Fluor	$ 145	$ (405)	$ (369)
Less: Dividends on CPS	39	24	—
Net earnings (loss) from Cont Ops available to Fluor common stockholders	106	(429)	(369)
Net earnings (loss) from Disc Ops attributable to Fluor	—	(35)	(66)
Net earnings (loss) available to Fluor common stockholders	$ 106	$ (464)	$ (435)
Weighted average common shares outstanding	142	141	141
Dilutive effect:			
CPS	—	—	—
Stock options, RSUs and performance-based award units	3	—	—
Weighted average diluted shares outstanding	145	141	141
Basic EPS available to Fluor common stockholders:			
Net earnings (loss) from Cont Ops	$ 0.75	$ (3.04)	$ (2.63)
Net earnings (loss) from Disc Ops	—	(0.25)	(0.47)
Diluted EPS available to Fluor common stockholders:			
Net earnings (loss) from Cont Ops	$ 0.73	$ (3.04)	$ (2.63)
Net earnings (loss) from Disc Ops	—	(0.25)	(0.47)
Anti-dilutive securities not included in shares outstanding:			
CPS	27	17	N/A
Stock options, RSUs and performance-based award units	3	7	6

6. Operating Information by Segment and Geographic Area

(in millions)		Year Ended December 31,					
		2022		2021		2020	
Revenue							
Energy Solutions	$	5,872	$	4,956	$	5,271	
Urban Solutions		3,921		4,416		5,854	
Mission Solutions		2,289		3,063		3,033	
Other		1,662		1,721		1,630	
Total revenue	$	13,744	$	14,156	$	15,788	
Intercompany revenue for our professional staffing business, excluded from revenue above	$	249	$	269	$	272	
Segment profit (loss)							
Energy Solutions	$	301	$	250	$	169	
Urban Solutions		3		38		161	
Mission Solutions		136		155		87	
Other		(13)		(28)		(75)	
Total segment profit	$	427	$	415	$	342	
G&A		(237)		(226)		(215)	
Impairment		24		(290)		(380)	
Gain (loss) on pension settlement		42		(198)		—	
Foreign currency gain (loss)		25		(13)		(47)	
Interest income (expense), net		35		(73)		(46)	
Earnings (loss) from Cont Ops attributable to NCI		(72)		39		68	
Earnings (loss) from Cont Ops before taxes	$	244	$	(346)	$	(278)	
Depreciation (all but Corporate included in segment profit)							
Energy Solutions	$	—	$	—	$	—	
Urban Solutions		9		9		10	
Mission Solutions		3		4		4	
Other		18		7		24	
Corporate		43		53		65	
Total depreciation	$	73	$	73	$	103	
Capital expenditures							
Energy Solutions	$	—	$	—	$	—	
Urban Solutions		13		25		29	
Mission Solutions		4		3		3	
Other		21		19		28	
Corporate		36		19		25	
Total capital expenditures	$	75	$	66	$	85	

		December 31, 2022		December 31, 2021	
Total assets					
Energy Solutions	$	967	$	1,158	
Urban Solutions		1,068		906	
Mission Solutions		485		764	
Other		685		667	
Corporate		3,621		3,594	
Total assets	$	6,827	$	7,089	
Goodwill					
Energy Solutions	$	13	$	12	
Urban Solutions		129		130	
Mission Solutions		58		58	
Other		6		49	
Total goodwill	$	206	$	249	

Energy Solutions. The revenue of a single Energy Solutions customer and its affiliates amounted to 14%, 13% and 11% of our consolidated revenue during 2022, 2021 and 2020, respectively.

Segment profit in 2021 included the collection of previously reserved accounts receivable and losses on embedded foreign currency derivatives. Segment profit in 2020 included the recognition of reserves totaling $60 million for expected credit losses on aged receivables as well as margin diminution resulting from COVID related cost growth.

Urban Solutions. Segment profit in 2022 included a $86 million (or $0.50 per share) charge for additional rework and schedule delays on a highway project, a $54 million (or $0.23 per share) charge for cost growth and delay mitigation costs on an international bridge project and a $35 million (or $$0.20 per share) charge for subcontractor cost escalation and productivity estimates on an automated people mover project. Segment profit in 2021 included forecast revisions for procurement and subcontractor cost growth, delays and disruptions in schedule on the international bridge project, resulting in a charge of $138 million (or $0.72 per share). Segment profit in 2021 also included forecast revisions for schedule delays and productivity on a light rail project, a favorable resolution of a long-standing customer dispute on a road project and a gain on the sale of our interest in an infrastructure joint venture.

Mission Solutions. Revenue from work performed for various agencies of the U.S. government amounted to 16%, 21% and 18% of our consolidated revenue during 2022, 2021 and 2020, respectively.

Other. Segment profit (loss) for NuScale, Stork and AMECO follows:

(in millions)	YEAR ENDED DECEMBER 31,		
	2022	2021	2020
NuScale	$ (73)	$ (69)	$ (84)
Stork	59	35	(6)
AMECO	1	6	15
Segment profit (loss)	(13)	$ (28)	$ (75)

In April 2022, we sold approximately 5% of the ownership of NuScale to Japan NuScale Innovation, LLC for $107 million, subject to CFIUS review. The sale did not trigger any recognition of gain or loss because we control and consolidate NuScale before and after the sale. We recorded $107 million as temporary APIC on our balance sheet through September 30, 2022, pending CFIUS approval. CFIUS completed their review during the fourth quarter of 2022, and all related amounts are now reflected in APIC. NuScale received capital contributions from outside investors of $193 million and $9 million during 2021 and 2020, respectively. As of December 31, 2022, Fluor had an approximate 56% ownership in NuScale.

Operating Information by Geographic Area

(in millions)	Revenue by project location Year Ended December 31,			Total Assets As of December 31,	
	2022	2021	2020	2022	2021
North America	$ 8,819	$ 8,532	$ 9,832	$ 4,406	$ 4,526
Asia Pacific (includes Australia)	1,138	1,331	1,398	642	617
Europe	2,240	2,223	2,528	959	908
Central and South America	1,338	1,723	1,482	438	594
Middle East and Africa	209	347	548	382	444
Total	$ 13,744	$ 14,156	$ 15,788	$ 6,827	$ 7,089

7.   **Impairment**

Impairment expense, included in Cont Ops, for 2022, 2021 and 2020 is summarized as follows:

(in millions)	Year Ended December 31,					
	2022		**2021**		**2020**	
Impairment:						
Goodwill associated with the Other reporting unit	$	40	$	13	$	169
Intangible customer relationship associated with Stork		—		—		27
Energy Solutions' equity method investments		—		28		86
Information technology assets		—		16		16
Fair value adjustment of Stork and AMECO assets		(63)		233		74
Total impairment	$	(24)	$	290	$	372

As part of our assessment of goodwill in 2022, the fair value of the Other reporting unit was determined using a combination of observable level 2 inputs, including indicative offers and ongoing negotiations for the related assets. In 2020, the fair value of the reporting units was determined using an income based approach that utilized unobservable Level 3 inputs, including significant management assumptions such as expected awards, forecasted revenue and operating margins, weighted average cost of capital, working capital assumptions and general market trends and conditions.

The customer relationships' valuation approach utilized unobservable Level 3 inputs including ranges of assumptions of long-term revenue growth from 2% to 5.5% with a weighted average of 2.4%, weighted average cost of capital of 12% and a customer attrition factor of 10%.

During 2021 and 2020, we evaluated our significant investments and determined that certain of our investments were impaired. The fair value of these investments were determined using unobservable Level 3 inputs based on the forecast of anticipated volumes and overhead absorption in a cyclical business.

During 2022, we reversed $63 million of impairment originally recognized in 2021 when our Stork and AMECO businesses were classified as held for sale. The reversal relates primarily to remeasurement under held-and-used impairment criteria, for which CTA balances are excluded from carrying value. In 2021, the fair value of the Stork and AMECO assets were determined using a combination of observable level 2 inputs, including indicative offers and ongoing negotiations for the related assets.

8.   **Income Taxes**

The income tax expense (benefit) components recognized in Cont Ops follow:

(in millions)	Year Ended December 31,					
	2022		**2021**		**2020**	
Current:						
Federal [a]	$	1	$	1	$	(122)
Foreign		148		47		141
State and local		5		(5)		5
Total current		154		43		24
Deferred:						
Federal		—		—		18
Foreign		17		(23)		(19)
State and local		—		—		—
Total deferred		17		(23)		(1)
Total income tax expense	$	171	$	20	$	23

(a) We have filed a claim with the IRS and expect to receive a refund of $145 million in 2023, of which $72 million relates to the CARES Act.

A reconciliation of U.S. statutory federal income tax expense (benefit) to income tax expense (benefit) from Cont Ops follows:

			Year Ended December 31,			
(in millions)		2022		2021		2020
U.S. statutory federal tax expense (benefit)	$	51	$	(73)	$	(58)
Increase (decrease) in taxes resulting from:						
State and local income taxes		—		12		(12)
Goodwill Impairment		10		36		—
NCI		15		(7)		(9)
Foreign tax differential, net		(106)		(11)		38
Valuation allowance, net		194		103		167
Other changes to uncertain tax positions		—		1		7
Stranded tax effects from AOCI		—		(52)		—
CARES Act benefit		2		2		(125)
Other, net		5		9		15
Total income tax expense	$	171	$	20	$	23

Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recognized for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

			December 31,	
(in millions)		2022		2021
Deferred tax assets:				
Accrued liabilities not currently deductible:				
Employee compensation and benefits	$	107	$	138
Project and non-project reserves		33		68
Net operating loss carryforward		397		347
Tax basis of investment in excess of book basis, net		66		144
U.S. foreign tax credit carryforward		567		456
AOCI		21		27
Other		57		27
Total deferred tax assets		1,248		1,207
Valuation allowance		(1,211)		(1,115)
Deferred tax assets, net	$	37	$	92
Deferred tax liabilities:				
Book basis of property and equipment in excess of tax basis		(10)		(31)
Dividend withholding on unremitted non-U.S. earnings		(46)		(55)
Other		(20)		(22)
Total deferred tax liabilities		(76)		(108)
Deferred tax assets, net of deferred tax liabilities	$	(39)	$	(16)

As of December 31, 2022, we are indefinitely reinvested only with respect to unremitted earnings required to meet our working capital and long-term investment needs in the foreign jurisdictions within which we operate. Beyond those limits, we expect current earnings to be available for distribution. Deferred tax liabilities of approximately $40 million have not been recorded with respect to unremitted earnings that are considered indefinitely reinvested, primarily associated with foreign withholding and income taxes that would be due upon remittance. We have no intention of initiating any actions that would lead to taxation of the earnings deemed indefinitely reinvested.

As of December 31, 2022, tax credit carryforwards, principally federal, and tax loss carryforwards, principally federal, state, and foreign, were as follows:

(in millions)	Federal FTC	Federal NOLs	State NOLs	Foreign NOLs
Expiration periods:				
2023-2027	$ 21	$ —	$ 8	$ 25
2028-2032	462	—	68	54
2033-2042	84	—	266	5
Indefinite	—	217	314	1,171

During 2022 and 2021, we were in a three-year cumulative loss on a consolidated, jurisdictional basis in Australia, the Netherlands, the U.K. and the U.S. Such cumulative loss constitutes significant negative evidence (with regards to future taxable income) for assessing likelihood of realization. We also considered positive evidence but concluded it did not outweigh this significant negative evidence of a three-year cumulative loss. Accordingly, we recognized non-cash charges to tax expense of $50 million and $10 million to record a valuation allowance against net U.S. deferred tax assets and $120 million and $42 million against certain net foreign deferred tax assets during 2022 and 2021, respectively. During 2022, our valuation allowance was also impacted by $74 million on an earnings-neutral basis primarily due to the NuScale reverse recapitalization.

In the normal course of business, we are subject to examination by taxing authorities worldwide, including such major jurisdictions as Australia, Canada, Chile, the Netherlands, the United Kingdom, and the United States. Although we believe our reserves for our tax positions are reasonable, the outcome of tax audits could be materially different, both favorably and unfavorably. With a few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 2012.

A summary of unrecognized tax benefits follows:

(in millions)	2022	2021
Balance at beginning of year	$ 48	$ 48
Change in tax positions of prior years	1	—
Change in tax positions of current year	—	—
Reduction in tax positions for statute expirations	—	—
Reduction in tax positions for audit settlements	—	—
Balance at end of year	$ 49	$ 48

If recognized, the total amount of unrecognized tax benefits as of December 31, 2022 and 2021, would favorably impact the effective tax rates by $31 million and $30 million, respectively. We had $15 million and $13 million of accrued interest and penalties as of December 31, 2022 and 2021, respectively. We do not anticipate any significant changes to the unrecognized tax benefits within the next twelve months.

U.S. and foreign earnings (loss) from Cont Ops before taxes are as follows:

(in millions)	Year Ended December 31,		
	2022	2021	2020
United States	$ (465)	$ (394)	$ (269)
Foreign	709	48	(9)
Total	$ 244	$ (346)	$ (278)

9.   **Supplemental Cash Flow Information**

The changes in assets and liabilities included in operating cash flow follow:

		Year Ended December 31,		
(in millions)		2022	2021	2020
(Increase) decrease in:				
Accounts and notes receivable, net	$	22 $	5 $	138
Contract assets		133	(179)	280
Other current assets		192	(167)	4
Other assets		159	284	77
Increase (decrease) in:				
Accounts payable		(175)	6	(343)
Contract liabilities		(135)	(176)	(53)
Accrued liabilities		(155)	109	(12)
Other liabilities		(87)	(79)	(60)
Increase (decrease) in cash due to changes in assets and liabilities	$	(46) $	(197) $	31
Cash paid during the year for:				
Interest	$	54 $	90 $	66
Income taxes (net of refunds)		99	75	65

10.   **Partnerships and Joint Ventures**

The following is a summary of aggregate, unaudited balance sheet data for unconsolidated entities where our investment is presented as a one-line equity method investment:

		December 31,	
(in millions)		2022	2021
Current assets	$	9,702 $	10,157
Noncurrent assets		3,435	3,756
Current liabilities		7,613	7,860
Noncurrent liabilities		3,036	3,528

The following is a summary of aggregate, unaudited income statement data for unconsolidated entities where the equity method of accounting is used to recognize our share of net earnings or loss of investees:

(in millions)		2022	2021	2020
Revenue	$	2,460 $	1,590 $	1,209
Cost of revenue		1,749	1,004	1,104
Net earnings		106	51	54

Many of our partnership and joint venture agreements provide for capital calls to fund operations, as necessary. Investments in a loss position of $312 million and $240 million were included in other accrued liabilities as of December 31, 2022 and 2021, respectively, and consisted primarily of provision for anticipated losses on legacy infrastructure projects. Accounts receivable related to work performed for unconsolidated partnerships and joint ventures included in "Accounts and notes receivable, net" were $185 million and $205 million as of December 31, 2022 and 2021, respectively.

During 2021 and 2020, we evaluated our significant investments and determined that certain of our investments were impaired. As a result, we recognized impairment expense of $28 million and $86 million during 2021 and 2020, respectively.

One of our more significant joint ventures is COOEC Fluor, in which we have a 49% ownership interest. COOEC Fluor owns, operates and manages a fabrication yard in China. We made a capital contribution of $26 million to the joint venture during the first quarter of 2021, which satisfied our contractual funding requirements.

During 2022, we sold the majority of our interest in an infrastructure joint venture in Canada and recognized a gain of $11 million. During 2021, we sold our 10% ownership interest in an infrastructure joint venture and recognized a gain of $20 million. These gains were included in Urban Solutions' segment profit.

Variable Interest Entities

The aggregate carrying value of unconsolidated VIEs (classified under both "Investments" and "Other accrued liabilities") was a net asset of $46 million and $68 million as of December 31, 2022 and 2021, respectively. Some of our VIEs have debt; however, such debt is typically non-recourse to us. Our maximum exposure to loss as a result of our investments in unconsolidated VIEs is typically limited to the aggregate of the carrying value of the investment and future funding necessary to satisfy the contractual obligations of the VIE. Future funding commitments as of December 31, 2022 for the unconsolidated VIEs were $57 million.

We are required to consolidate certain VIEs. Assets and liabilities associated with the operations of our consolidated VIEs are presented on our balance sheet. The assets of a VIE are restricted for use only for the particular VIE and are not available for our general operations. We have agreements with certain VIEs to provide financial or performance assurances to clients, as discussed elsewhere.

11. Guarantees

In the ordinary course of business, we enter into various agreements providing performance assurances and guarantees to our clients on behalf of certain unconsolidated and consolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support project execution commitments. Performance guarantees have various expiration dates ranging from mechanical completion to a period extending beyond contract completion. The maximum potential amount of future payments that we could be required to make under outstanding performance guarantees, which represents the remaining cost of work to be performed, was estimated to be $15 billion as of December 31, 2022. For cost reimbursable contracts, amounts that may become payable pursuant to guarantee provisions are normally recoverable from the client for work performed. For lump-sum contracts, the performance guarantee amount is the cost to complete the contracted work, less amounts remaining to be billed to the client under the contract. Remaining billable amounts could be greater or less than the cost to complete. In those cases where costs exceed the remaining amounts payable under the contract, we may have recourse to third parties, such as owners, partners, subcontractors or vendors for claims. The performance guarantees obligation was not material as of December 31, 2022 and 2021.

In certain limited circumstances, financial guarantees are entered into with financial institutions and other credit grantors and generally obligate us to make payment in the event of a default by the borrower. These arrangements generally require the borrower to pledge collateral to support the fulfillment of the borrower's obligation.

12. Contingencies and Commitments

We and certain of our subsidiaries are subject to litigation, claims and other commitments and contingencies, including matters arising in the ordinary course of business, of which the asserted value may be significant. We record accruals in the financial statements for pending legal matters when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. While it is reasonably possible that a loss may be incurred in any of the matters identified below, including a loss in excess of amounts accrued, management is unable to estimate the possible loss or range of loss or has determined such amounts to be immaterial. At present, except as set forth below, we do not expect that the ultimate resolution of any open matters will have a material adverse effect on our financial position or results of operations. However, legal proceedings and regulatory and governmental matters are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable outcomes could involve substantial monetary damages, fines, penalties, and other expenditures. An unfavorable outcome might result in a material adverse impact on our business, results of operations or financial position. We might also enter into an agreement to settle one or more such matters if we determine such settlement is in the best interests of our stockholders, employees, and customers, and any such settlement could include substantial payments.

Beginning in May 2018, purported shareholders filed various complaints against Fluor and certain of its current and former executives in the U.S. District Court for the Northern District of Texas. The plaintiffs purported to represent a class of shareholders who purchased or otherwise acquired Fluor common stock from August 14, 2013 through February 14, 2020, and sought to recover damages arising from alleged violations of federal securities laws. These claims were based on statements concerning Fluor's internal and disclosure controls, risk management, revenue recognition, and Fluor's gas-fired power contracts, which plaintiffs asserted were materially misleading. In May 2020, these complaints were consolidated into one matter. Our motion to dismiss was granted in part on May 5, 2021, and as a result the Court dismissed with prejudice all allegations except those related to a single statement made in 2015 about one gas-fired power contract. During 2021, we recorded a liability for the estimated resolution of the matter and we also recognized the effects of expected insurance coverage. In the first quarter 2022, we reached a proposed settlement with the plaintiffs. The proposed settlement was finally approved by the Court in November 2022 and we consider the matter closed.

Since September 2018, eleven separate purported shareholders' derivative actions were filed against current and former members of the Board of Directors, as well as certain of Fluor's current and former executives. Fluor is named as a nominal defendant in the actions. These derivative actions purport to assert claims on behalf of Fluor and make substantially the same factual allegations as the securities class action matter discussed above and seek various forms of monetary and injunctive relief. These actions are pending in Texas state court (District Court for Dallas County), the U.S. District Court for the District of Delaware, the U.S. District Court for the Northern District of Texas, and the Court of Chancery of the State of Delaware. Certain of these actions were consolidated, and all of these matters are currently stayed.

Fluor Australia Ltd., our wholly-owned subsidiary ("Fluor Australia"), completed a cost reimbursable engineering, procurement and construction management services project for Santos Ltd. ("Santos") involving a large network of natural gas gathering and processing facilities in Queensland, Australia. On December 13, 2016, Santos filed an action in Queensland Supreme Court against Fluor Australia, asserting various causes of action and seeking damages and/or a refund of contract proceeds paid of AUD $1.47 billion. Santos has joined Fluor to the matter on the basis of a parent company guarantee issued for the project.

Fluor Limited, our wholly-owned subsidiary ("Fluor Limited"), and Fluor Arabia Limited, a partially-owned subsidiary ("Fluor Arabia"), completed cost reimbursable engineering, procurement and construction management services for Sadara Chemical Company ("Sadara") involving a large petrochemical facility in Jubail, Kingdom of Saudi Arabia. On August 23, 2019, Fluor Limited and Fluor Arabia Limited commenced arbitration proceedings against Sadara after it refused to pay invoices totaling approximately $100 million due under the contracts. As part of the arbitration proceedings, Sadara has asserted various counterclaims for damages and/or a refund of contract proceeds paid totaling $574 million against Fluor Limited and Fluor Arabia Limited.

Various wholly-owned subsidiaries of Fluor, in conjunction with a partner, TECHINT, ("Fluor/TECHINT") performed engineering, procurement and construction management services on a cost reimbursable basis for Barrick Gold Corporation involving a gold mine and ore processing facility on a site straddling the border between Argentina and Chile. In 2013 Barrick terminated the Fluor/TECHINT agreements for convenience and not due to the performance of Fluor/TECHINT. On August 12, 2016, Barrick filed a notice of arbitration against Fluor/TECHINT, demanding damages and/or a refund of contract proceeds paid of not less than $250 million under various claims relating to Fluor/TECHINT's alleged performance. Proceedings were suspended while the parties explored a possible settlement. In August 2019, Barrick drew down $36 million of letters of credit from Fluor/TECHINT ($24 million from Fluor and $12 million from TECHINT). Thereafter, Barrick proceeded to reactivate the arbitration. Barrick and Fluor/TECHINT exchanged detailed statements of claim and counterclaim pursuant to which Barrick's claim against Fluor/TECHINT totaled $364 million net of amounts acknowledged to be due to Fluor/TECHINT.

Fluor Enterprises Inc., our wholly-owned subsidiary, ("Fluor") in conjunction with a partner, Balfour Beatty Infrastructure, Inc., ("Balfour") formed a joint venture known as Prairie Link Constructors JV ("PLC") and, through it, contracted with the North Texas Tollway Authority ("NTTA") to provide design and build services in relation to the extension of the NTTA's President George Bush Turnpike highway ("Project"). PLC completed the Project in 2012. In October 2022, the NTTA served PLC, Fluor and Balfour with a petition, filed at Dallas County Court, demanding damages of an unquantified amount under various claims relating to alleged breaches of contract and or negligence. In its initial disclosures as part of the litigation, the NTTA stated that its damages are expected to exceed $100 million and that damages will be calculated by experts and provided in the normal course of the litigation. We have answered the petition and asserted claims for, among other things, indemnity from subcontractors.

Other Matters

In February 2020, we announced that the SEC is conducting an investigation and requested documents and information related to projects for which we recorded charges in the second quarter of 2019. In April 2020 and January 2022, Fluor received subpoenas from the U.S. DOJ seeking documents and information related to the second quarter 2019 charges; certain of the projects associated with those charges; and certain project accounting, financial reporting and governance matters. These matters remain unresolved, and we have continued to cooperate and engage with the SEC and DOJ regarding these investigations including discussions with the SEC regarding the potential resolution of its investigation. Based upon our current assessment, we recorded an accrual in the fourth quarter of 2022 related to this matter, although no assurance can be given as to the ultimate outcome of these matters, and we are not able to predict whether any legal, regulatory or reputational impacts of any allegations or resolution of these matters will have a material impact on our results.

13. Contract Assets and Liabilities

The following summarizes information about our contract assets and liabilities:

(in millions)	December 31,			
	2022		2021	
Information about contract assets:				
Contract assets				
Unbilled receivables - reimbursable contracts	$	738	$	822
Contract work in progress - lump sum contracts		177		244
Contract assets	$	915	$	1,066
Advance billings deducted from contract assets	$	220	$	208

	Year Ended December 31,			
	2022		2021	
Information about contract liabilities:				
Provision for anticipated losses on contracts included in contract liabilities	$	212	$	215
Revenue recognized that was included in contract liabilities as of January 1		818		894

We have made claims arising from the performance under our contracts. Factors considered in determining whether revenue associated with claims should be recognized include: (a) the legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in our performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. Similarly, we recognize disputed back charges to suppliers or subcontractors as a reduction of cost when the same requirements have been satisfied. We periodically evaluate our positions and the amounts recognized with respect to all our claims and back charges. As of December 31, 2022 and 2021, we had recorded $247 million and $215 million, respectively, of claim revenue for costs incurred to date. Additional costs, which will increase the claim revenue balance over time, are expected to be incurred in future periods. We had no material disputed back charges to suppliers or subcontractors as of December 31, 2022 and 2021.

14. Remaining Unsatisfied Performance Obligations

We estimate that our RUPO will be satisfied over the following periods:

(in millions)	December 31, 2022	
Within 1 year	$	13,526
1 to 2 years		7,809
Thereafter		3,664
Total RUPO	$	24,999

15. **Debt and Letters of Credit**

Debt consisted of the following:

(in millions)	December 31,			
	2022		2021	
Borrowings under credit facility	$	—	$	—
Current:				
2023 Notes	$	138	$	—
Other borrowings		14		18
Total current	$	152	$	18
Long-Term:				
Senior Notes				
2023 Notes	$	—	$	193
2024 Notes		381		381
Unamortized discount on 2024 Notes		(1)		(1)
Unamortized deferred financing costs		—		(1)
2028 Notes		600		600
Unamortized discount on 2028 Notes		(1)		(1)
Unamortized deferred financing costs		(3)		(3)
Other long-term borrowings		2		6
Total long-term	$	978	$	1,174

Credit Facility

As of December 31, 2022, letters of credit totaling $394 million were outstanding under our $1.8 billion credit facility, which was amended in February 2023 to extend the maturity to February 2026. This credit facility contains customary financial covenants, including a debt-to-capitalization ratio that cannot exceed 0.60 to 1.00, a limitation on the aggregate amount of debt of the greater of $750 million or €750 million for our subsidiaries, and a minimum liquidity threshold of $1.2 billion, defined in the amended credit facility, which may be reduced to $1.0 billion upon the repayment of debt. The credit facility also contains provisions that will require us to provide collateral to secure the facility should we be downgraded to BB by S&P and Ba2 by Moody's, such collateral consisting broadly of our U.S. assets. Borrowings under the facility, which may be denominated in USD, EUR, GBP or CAD, bear interest at a base rate, plus an applicable borrowing margin. As of December 31, 2022, we had not made any borrowings under our credit line and maintained a borrowing capacity of $819 million.

Uncommitted Lines of Credit

As of December 31, 2022, letters of credit totaling $909 million were outstanding under uncommitted lines of credit.

Senior Notes

During 2022, we redeemed $41 million of aggregate outstanding 2023 Notes, with an immaterial earnings impact. In December 2022, we notified the remaining holders that we would call the remaining €129 million of outstanding 2023 Notes in January 2023, which was completed as anticipated with no earnings impact for $140 million.

In September 2021, we completed a tender offer in which we repurchased $375 million of 2023 Notes and $108 million of 2024 Notes, excluding accrued interest. Additionally, we redeemed $26 million of outstanding 2023 and 2024 Notes in open market transactions during the 2021 period. We used the proceeds from the issuance of CPS to redeem the 2023 and 2024 Notes. We recognized $20 million in losses related to these redemptions which is included in interest expense.

In August 2018, we issued $600 million of 4.250% Senior Notes due in September 2028 ("2028 Notes") and received proceeds of $595 million. Interest on the 2028 Notes is payable semi-annually in March and September. Prior to June 2028, we may redeem the 2028 Notes at a redemption price equal to 100% of the principal amount, plus a "make whole" premium described in the indenture. After June 2028, the 2028 Notes can be redeemed at par plus accrued interest.

In November 2014, we issued $500 million of 3.5% Senior Notes due in December 2024 ("2024 Notes") and received proceeds of $491 million. Interest on the 2024 Notes is payable semi-annually in June and December. Prior to September 2024, we may redeem the 2024 Notes at a redemption price equal to 100% of the principal amount, plus a "make whole" premium described in the indenture. After September 2024, the 2024 Notes can be redeemed at par plus accrued interest.

For all of the Senior Notes, a change of control (as defined by the terms of the respective indentures) could require us to repay them at 101% of the principal amount, plus accrued interest. We may incur additional indebtedness if we are in compliance with certain restrictive covenants, including restrictions on liens and restrictions on sale and leaseback transactions.

16. Convertible Preferred Stock

In May 2021, we issued 600,000 shares of Series A 6.5% cumulative perpetual CPS in a private placement transaction involving a limited number of qualified institutional buyers.

The CPS, with respect to dividend rights or rights upon liquidation, winding-up or dissolution of Fluor, ranks senior to all classes of common stock and to any other class of capital stock or series of preferred stock that may be established (except in certain circumstances). The CPS is, however, junior to our existing and future debt.

The CPS does not have a maturity date. Cumulative cash dividends on the preferred stock are payable at an annual rate of 6.5% quarterly in arrears on February 15, May 15, August 15 and November 15, upon declaration of the dividend by our Board of Directors. Dividends accumulate from the most recent date on which dividends have been paid. Dividends of $39 million were paid in 2022. In January 2023, our Board of Directors approved the payment $10 million in quarterly dividends, which were paid in February 2023.

Each share of CPS is convertible at the holder's option at any time into 44.9585 shares of our common stock per share of CPS. The conversion rate is subject to certain customary adjustments, but no payment or adjustment for accumulated but unpaid dividends will be made upon conversion, subject to certain limited exceptions. The CPS may not be redeemed by us; however, we are able, since May 20, 2022, to elect to cause all outstanding shares of CPS to be converted into shares of our common stock at the conversion rate, subject to certain conditions (and, if such conversion occurs prior to May 20, 2024, the payment of a cash make-whole premium). The most significant condition to our ability to invoke a conversion prior to May 2024 is the requirement that our common stock trade above $28.92 for 20 consecutive trading days, which occurred in the fourth quarter of 2022 and has persisted into 2023. We estimate that the cash make-whole payment would have been $72 million at December 31, 2022 (assuming we minimally exceeded the minimum trading price to invoke the conversion) or $64 million (using the average 5-day trading price leading up to December 31, 2022). If a make-whole fundamental change, as defined in the certificate of designations for the CPS, occurs, we will in certain circumstances be required to increase the conversion rate for a holder who elects to convert shares of CPS in connection with such make-whole fundamental change.

The shares of preferred stock have no voting rights except if and when dividends on the preferred stock are in arrears and have been unpaid with respect to six or more quarterly dividend payment dates (whether or not consecutive). In such events, the holders of the preferred stock would be entitled to elect two additional directors to the board of directors. Such voting rights are exercisable until all dividends in arrears have been paid in full, at which time the voting rights and the term of the two additional directors terminate.

17. Fair Value Measurements

The fair value hierarchy prioritizes the use of inputs used in valuation techniques into the following three levels:

- Level 1 — quoted prices in active markets for identical assets and liabilities
- Level 2 — inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly
- Level 3 — unobservable inputs

We perform procedures to verify the reasonableness of pricing information received from third parties for significant assets and liabilities classified as Level 2. The following table delineates assets and liabilities that are measured at fair value on a recurring basis:

(in millions)	December 31, 2022				December 31, 2021			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets:								
Deferred compensation trusts[1]	$ 10	$ 10	$ —	$ —	$ 12	$ 12	$ —	$ —
Derivative assets[2]								
Foreign currency	9	—	9	—	15	—	15	—
Commodity	4	—	4	—	5	—	5	—
Liabilities:								
SMR warrants[3]	$ 38	$ 21	$ 17	$ —	$ —	$ —	$ —	$ —
Derivative liabilities[2]								
Foreign currency	8	—	8	—	7	—	7	—
Commodity	1	—	1	—	—	—	—	—

(1) Consists of registered money market funds and an equity index fund. These investments, which are trading securities, represent the net asset value at the close of business of the period based on the last trade or official close of an active market or exchange.

(2) Foreign currency and commodity derivatives are estimated using pricing models with market-based inputs, which take into account the present value of estimated future cash flows.

(3) The SMR warrant liabilities are comprised of public and private placement warrants redeemable by SMR under certain conditions, both measured using the price of the public warrants. The private placement warrants are not publicly traded and have been classified as Level 2 measurements while the public warrants are classified as Level 1.

We have measured assets and liabilities held for sale and certain other impaired assets at fair value on a nonrecurring basis. The following summarizes information about financial instruments that are not required to be measured at fair value:

(in millions)	Fair Value Hierarchy	December 31, 2022		December 31, 2021	
		Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:					
Cash[1]	Level 1	$ 1,262	$ 1,262	$ 1,295	$ 1,295
Cash equivalents[2]	Level 2	1,177	1,177	914	914
Marketable securities, current[2]	Level 2	185	185	127	127
Notes receivable, including noncurrent portion[3]	Level 3	9	9	11	11
Liabilities:					
2023 Senior Notes[4]	Level 2	$ 138	$ 138	$ 193	$ 196
2024 Senior Notes[4]	Level 2	380	370	379	399
2028 Senior Notes[4]	Level 2	596	545	596	630
Other borrowings[5]	Level 2	16	16	24	24

_____

(1) Cash consists of bank deposits. Carrying amounts approximate fair value.

(2) The carrying amounts of these time deposits approximate fair value because of the short-term maturity of these instruments. Amortized cost is not materially different from the fair value.

(3) Notes receivable are carried at net realizable value which approximates fair value. Factors considered in determining the fair value include the credit worthiness of the borrower, current interest rates, the term of the note and any collateral pledged as security. Notes receivable are periodically assessed for impairment.

(4) The fair value of the Senior Notes was estimated based on quoted market prices and Level 2 inputs.

(5) Other borrowings represent bank loans and other financing arrangements which mature within one year. The carrying amount of borrowings under these arrangements approximates fair value because of the short-term maturity.

18. Property, Plant and Equipment

Property, plant and equipment is as follows:

(cost in millions)	December 31, 2022		December 31, 2021	
Land	$	43	$	73
Buildings		265		280
Building and leasehold improvements		132		140
Machinery and equipment		882		846
Furniture and fixtures		137		143
Assets under development		29		24
		1,488		1,506
Less accumulated depreciation		(1,041)		(1,050)
Net property, plant and equipment	$	447	$	456

19. Stock-Based Compensation

Generally, our annual grant of stock-based awards are made on a broad basis in the first quarter of each year.

Equity Awards

Stock-based compensation totaled $19 million, $32 million and $22 million during 2022, 2021 and 2020, respectively. There were no tax benefits recognized related to stock-based compensation during these periods.The following table summarizes RSU and stock option activity:

	RSUs		Stock Options	
	Number	Weighted Average Grant Date Fair Value Per Share	Number	Weighted Average Exercise Price Per Share
Outstanding as of December 31, 2019	1,660,311	$39.88	5,381,477	$52.13
Granted	1,355,975	10.30	975,290	11.06
Forfeited or expired	(114,352)	33.74	(603,835)	59.46
Vested/exercised	(643,340)	42.23	—	—
Outstanding as of December 31, 2020	2,258,594	$21.76	5,752,932	$44.40
Granted	596,391	18.67	481,626	17.96
Forfeited or expired	(132,713)	18.78	(659,216)	58.37
Vested/exercised	(810,560)	30.83	(84,416)	8.81
Outstanding as of December 31, 2021	1,911,712	$17.16	5,490,926	$40.95
Granted	415,356	22.36	250,656	21.90
Forfeited or expired	(2,937)	25.55	(846,621)	61.46
Vested/exercised	(957,640)	22.01	(217,397)	15.20
Outstanding as of December 31, 2022	1,366,491	$15.33	4,677,564	$37.41
Options exercisable as of December 31, 2022			3,689,284	$43.03
Remaining unvested options outstanding and expected to vest			978,397	$16.46

Our stock-based plans provide that RSUs may not be sold or transferred until service-based restrictions have lapsed. Generally, upon termination of employment, RSUs which have not vested are forfeited. RSUs granted to executives in 2022, 2021 and 2020 generally vest over 3 years. RSUs granted to our CEO in 2020 vest over 5 years. RSUs granted to directors in 2022, 2021 and 2020 vested upon grant. The fair value of RSUs that vested during 2022, 2021 and 2020 was $23 million, $14 million and $5 million, respectively. The balance of unamortized RSU expense as of December 31, 2022 was $4 million, which is expected to be recognized over a weighted-average period of 1.7 years.

The exercise price of options represents the closing price of our common stock on the date of grant. The options granted in 2022, 2021 and 2020 generally vest over 3 years and expire 10 years after the grant date. Options granted to our CEO in 2020 vest over 5 years. The aggregate intrinsic value of stock options exercised during 2022 and 2021 was $4 million and $0.8 million respectively. There were no stock option exercises during 2020. The balance of unamortized stock option expense as of December 31, 2022 was $2 million, which is expected to be recognized over a weighted-average period of 1.1 years.

The grant date fair value of options and other significant assumptions follow:

	2022	2021	January 1 - November 30, 2020	December 31, 2020
Weighted average grant date fair value	$11.19	$8.94	$4.59	$9.05
Expected life of options (in years)	4.5	4.5	4.6	7.2
Risk-free interest rate	1.9 %	0.7 %	0.4 %	0.5 %
Expected volatility	62 %	62 %	65 %	61 %
Expected annual dividend per share	$0.00	$0.00	$0.00	$0.00

The computation of the expected volatility assumption used in the Black-Scholes calculations is based on a 50/50 blend of historical and implied volatility. Information related to options outstanding as of December 31, 2022 follows:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price Per Share
$8.81 - $29.50	2,431,911	7.6	$ 18.29	1,443,631	7.1	$ 19.54
$46.07 - $62.50	1,986,231	3.1	55.37	1,986,231	3.1	55.37
$70.76 - $79.19	259,422	1.1	79.19	259,422	1.1	79.19
	4,677,564	5.3	$ 37.41	3,689,284	4.5	$ 43.03

As of December 31, 2022, options outstanding and options exercisable had an aggregate intrinsic value of $41 million and $22 million, respectively .

———————————————

During 2022, 2021 and 2020, performance-based award units totaling 426,957; 613,868; and 1,156,365, respectively, were awarded to Section 16 officers. These awards generally cliff vest after 3 years and contain annual performance conditions for each of the 3 years of the vesting period. Under GAAP, performance-based elements of such awards are not deemed granted until the performance targets have been established. The performance targets for each year are generally established in the first quarter. These awards are earned based on achievement of EPS and return on invested capital goals over three one-year periods, and earned or modified based on our three-year cumulative total shareholder return relative to companies in the S&P 500 on the date of the award. For the majority of awards, generally only one-third of the units awarded in any given year are deemed to be granted each year of the 3 year vesting periods. During the first quarter of 2022, the following units were granted (under GAAP) based upon the establishment of performance targets:

	Performance-based Award Units Granted in 2022	Weighted Average Grant Date Fair Value Per Share
2022 Performance Award Plan	142,319	$24.07
2021 Performance Award Plan	204,623	$25.75
2020 Performance Award Plan	385,455	$27.90

For awards granted under the 2022, 2021 and 2020 performance award plans, the number of units are adjusted at the end of each performance period based on achievement of certain performance targets and market conditions, pursuant to the terms of the award agreements.

The balance of unamortized compensation expense associated with performance-based award units as of December 31, 2022 was less than $1 million, which is expected to be recognized over a weighted-average period of 1.0 years.

Liability Awards

We grant SGI awards in the form of stock units, determined by dividing the target amount by the closing price of our common stock at the grant date. Each stock unit represents the right to receive cash equal to the value of one share of our common stock upon vesting. SGI awards granted to executives vest and become payable at a rate of one-third of the total award each year. Performance-based awards were awarded to non-Section 16 executives and will be settled in cash.

	Location in Statement of Operations	December 31,		
Compensation Expense (in millions)		2022	2021	2020
SGI awards	G&A	$ 54	$ 67	$ 25
Performance-based awards for non-Section 16 executives	G&A	14	1	3

Liabilities (in millions)	Location on Balance Sheet	December 31, 2022	December 31, 2021
SGI awards	Accrued salaries, wages and benefits and Other noncurrent liabilities	$ 92	$ 73
Performance-based awards for non-Section 16 executives	Accrued salaries, wages and benefits and Other noncurrent liabilities	15	8

During the fourth quarter of 2022, compensation expense on our liability awards significantly increased as our stock price grew in comparison to previous balance sheet dates.

20. Retirement Plans

DC Plans

Domestic and international DC plans are available to eligible salaried and craft employees. Company contributions to DC plans are based on an employee's eligible compensation and participation rate. We recognized expense of $129 million with contributions to our DC plans in both 2022 and 2021, and $130 million in 2020.

DB Plans

We had no material DB plans as of December 31, 2022 or 2021. Certain DB plans are available to eligible international salaried employees. Contributions to DB plans are at least the minimum amounts required by applicable regulations. Benefit payments under these plans are generally based upon length of service and/or qualifying compensation.

During 2022, we recognized a $42 million gain on pension settlement upon the completion of compensation and other items associated with our largest DB plan, which provided retirement benefits to certain employees in the Netherlands, which was terminated in December 2021. Upon termination, the remaining benefit obligations were transferred to a plan not sponsored by Fluor and we were substantially relieved of any further obligation. Our DB plan in the United Kingdom was terminated in December 2020, at which point the remaining benefit obligations were transferred to an insurer and we were relieved of any further obligation. The loss on settlement in both years consisted primarily of unrecognized actuarial losses included in AOCI and did not impact our cash position. Retirement benefits in these countries are now administered through DC plans.

Net periodic pension expense during 2021 and 2020 for our DB Plans included the following components:

(in millions)	Year Ended December 31,	
	2021	2020
Service cost	$ 17	$ 18
Interest cost	7	10
Expected return on assets	(28)	(26)
Amortization of prior service credit	(1)	(1)
Recognized net actuarial loss	6	6
Curtailments	—	—
(Gain) loss on settlements	198	(1)
Net periodic pension expense[1]	$ 199	$ 6

The service cost component of net periodic pension expense is presented in "Cost of revenue" and the other components of net periodic pension expense are presented in "G&A" and "(Gain) loss on pension settlement".

DB Plan Assumptions

The ranges of assumptions indicated below cover DB plans in the Netherlands, Germany and the Philippines and are based on the economic environment in each host country at the end of each reporting period. The discount rates for the DB plans were determined primarily based on a hypothetical yield curve developed from the yields on high quality corporate and government bonds with durations consistent with the pension obligations in those countries. The expected long-term rate of return on asset assumptions utilizing historical returns, correlations and investment manager forecasts are established for all relevant asset classes including international equities and government, corporate and other debt securities.

	December 31,	
	2021	2020
For determining PBO at year-end:		
Discount rates	1.20-4.75%	0.80-3.50%
Rates of increase in compensation levels	2.25-5.00%	2.25-6.00%
For determining net periodic cost for the year:		
Discount rates	0.80-3.50%	1.20-4.75%
Rates of increase in compensation levels	2.25-6.00%	2.25-6.00%
Expected long-term rates of return on assets	0.80-5.70%	1.20-5.60%

The following table sets forth the change in PBO, plan assets and funded status of the plans:

(in millions)		December 31, 2021
Change in PBO:		
Benefit obligation at beginning of year	$	870
Service cost		17
Interest cost		7
Employee contributions		3
Currency translation		(32)
Actuarial (gain)/loss (primarily due to plan experience in 2021 and assumption changes in 2020)		52
Benefits paid		(15)
Settlements		(799)
PBO at end of year		103
Change in plan assets:		
Plan assets at beginning of year		829
Actual return on plan assets		30
Company contributions		13
Employee contributions		3
Currency translation		(28)
Benefits paid		(15)
Settlements		(799)
Plan assets at end of year		33
Funded status — (Under)/overfunded	$	(70)
Amounts recognized in the Consolidated Balance Sheet:		
Pension assets included in other assets	$	—
Pension liabilities included in other accrued liabilities		—
Pension liabilities included in current liabilities related to assets held for sale		(22)
Pension liabilities included in noncurrent liabilities		(48)
AOCI (pre-tax)	$	3
Plans with PBO in excess of plan assets:		
PBO	$	103
Plan assets		33
Plans with ABO in excess of plan assets:		
ABO	$	40
Plan assets		18

Multiemployer Pension Plans

In addition to our DB plans, we participate in multiemployer pension plans for unionized construction and maintenance craft employees. Company contributions are based on the hours worked by employees covered under various collective bargaining agreements and totaled $51 million, $44 million and $38 million during 2022, 2021 and 2020, respectively. Upon withdrawal from a multiemployer plan, we may have an obligation to make additional contributions for our share of any unfunded benefit obligation, but only if we do not meet the requirements of any applicable exemptions. We participate in a multiemployer plan in which we are aware of a significant unfunded benefit obligation. However, we believe we qualify for an exemption and do not believe we have a probable payment to the plan. Therefore, we have not recognized a liability related to this unfunded benefit obligation. The preceding information does not include amounts related to benefit plans applicable to employees associated with certain contracts with the U.S. Department of Energy because we are not responsible for the current or future funding of these plans.

21. Other Noncurrent Liabilities

We have deferred compensation plans and other retirement arrangements for executives which generally provide for payments upon retirement, death or termination of employment. As of December 31, 2022 and 2021, the obligations related to these plans totaled $261 million and $324 million, respectively, within noncurrent liabilities. To fund these obligations, we have established non-qualified trusts, which are included in noncurrent assets. These trusts hold life insurance policies and marketable securities. These trusts were valued at $234 million and $330 million as of December 31, 2022 and 2021, respectively. Periodic changes in the value of these trust investments, most of which are unrealized, are recognized in earnings, and serve to mitigate changes to the obligations which are also reflected in earnings.

We maintain appropriate levels of insurance for business risks, including workers compensation and general liability. Insurance coverages contain various retention amounts for which we provide accruals based on the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported. As of December 31, 2022 and 2021, insurance liabilities of $76 million and $58 million, respectively, were included in noncurrent liabilities.

22. Leases

The following summarizes lease expense:

Lease Expense / (Sublease Income)	Year Ended December 31,		
	2022	**2021**	**2020**
(in millions)			
Operating lease cost	$ 75	$ 76	$ 85
Finance lease cost			
Amortization of right-of-use assets	5	5	1
Variable lease cost [1]	11	10	7
Short-term lease cost	128	136	117
Sublease income	(2)	(2)	(17)
Total lease expense [2]	$ 217	$ 225	$ 193

(1)   Primarily relates to rent escalation due to cost of living indexation and payments for property taxes, insurance or common area maintenance based on actual assessments.

(2)   Lease expense is included in Cost of revenue and G&A.

Information related to our right-of use assets and lease liabilities follows:

Lease Assets / Liabilities	Balance Sheet Classification	December 31, 2022		December 31, 2021	
(in millions)					
Right-of-use assets					
Operating lease assets	Other assets	$	142	$	179
Finance lease assets	Other assets		6		21
Total right-of-use assets		$	148	$	200
Lease liabilities					
Operating lease liabilities, current	Other accrued liabilities	$	62	$	35
Operating lease liabilities, noncurrent	Noncurrent liabilities		96		162
Finance lease liabilities, current	Other accrued liabilities		6		19
Finance lease liabilities, noncurrent	Noncurrent liabilities		7		—
Total lease liabilities		$	171	$	216

Supplemental information related to our leases follows:

	Year Ended December 31, 2022		Year Ended December 31, 2021	
(in millions)				
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	77	$	83
Financing cash flows from finance leases		7		6
Right-of-use assets obtained in exchange for new operating lease liabilities		57		37
Right-of-use assets obtained in exchange for new finance lease liabilities		1		21
Weighted-average remaining lease term - operating leases		4.8 years		5.7 years
Weighted-average remaining lease term - finance leases		3.9 years		4.7 years
Weighted-average discount rate - operating leases		3.5 %		2.8 %
Weighted-average discount rate - finance leases		2.1 %		2.1 %

The remaining lease payments under our operating and finance leases follows:

Year Ended December 31,	Operating Leases		Finance Leases	
(in millions)				
2023	$	66	$	6
2024		39		4
2025		21		3
2026		13		—
2027		11		—
Thereafter		19		—
Total lease payments	$	169	$	13
Less: Interest		(11)		—
Present value of lease liabilities	$	158	$	13

None of our lease agreements contain material residual value guarantees or material restrictions or covenants.

23. Other Comprehensive Income (Loss)

The components of OCI follow:

	Year Ended December 31,								
	2022			**2021**			**2020**		
(in millions)	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
OCI:									
Foreign currency translation adjustments	$ (27)	$ —	$ (27)	$ (38)	$ —	$ (38)	$ (17)	$ —	$ (17)
Ownership share of equity method investees' OCI	37	(6)	31	1	(3)	(2)	(22)	4	(18)
DB plan adjustments	5	—	5	153	(52)	101	(20)	—	(20)
Unrealized gain (loss) on hedges	(9)	2	(7)	(11)	2	(9)	24	(5)	19
Total OCI	6	(4)	2	105	(53)	52	(35)	(1)	(36)
Less: OCI attributable to NCI	1	—	1	1	—	1	1	—	1
OCI attributable to Fluor Corporation	$ 5	$ (4)	$ 1	$ 104	$ (53)	$ 51	$ (36)	$ (1)	$ (37)

The changes in AOCI balances follow:

(in millions)	Foreign Currency Translation	Ownership Share of Equity Method Investees' OCI [1]	DB Plans	Unrealized Gain (Loss) on Hedges	AOCI, Net
Attributable to Fluor Corporation:					
Balance as of December 31, 2021	$ (300)	$ (56)	$ (18)	$ 8	$ (366)
OCI before reclassifications	(28)	23	1	(3)	(7)
Amounts reclassified from AOCI	—	8	4	(4)	8
Net OCI	(28)	31	5	(7)	1
Balance as of December 31, 2022	$ (328)	$ (25)	$ (13)	$ 1	$ (365)
Attributable to NCI:					
Balance as of December 31, 2021	$ (3)	$ —	$ —	$ —	$ (3)
OCI before reclassifications	1	—	—	—	1
Amount reclassified from AOCI	—	—	—	—	—
Net OCI	1	—	—	—	1
Balance as of December 31, 2022	$ (2)	$ —	$ —	$ —	$ (2)

(in millions)	Foreign Currency Translation	Ownership Share of Equity Method Investees' OCI [1]	DB Plans	Unrealized Gain (Loss) on Hedges	AOCI, Net
Attributable to Fluor Corporation:					
Balance as of December 31, 2020	$ (261)	$ (54)	$ (119)	$ 17	$ (417)
OCI before reclassifications	(39)	(3)	(50)	11	(81)
Amounts reclassified from AOCI	—	1	151	(20)	132
Net OCI	(39)	(2)	101	(9)	51
Balance as of December 31, 2021	$ (300)	$ (56)	$ (18)	$ 8	$ (366)
Attributable to NCI:					
Balance as of December 31, 2020	$ (4)	$ —	$ —	$ —	$ (4)
OCI before reclassifications	1	—	—	—	1
Amount reclassified from AOCI	—	—	—	—	—
Net OCI	1	—	—	—	1
Balance as of December 31, 2021	$ (3)	$ —	$ —	$ —	$ (3)

(in millions)	Foreign Currency Translation	Ownership Share of Equity Method Investees' OCI [1]	DB Plans	Unrealized Gain (Loss) on Hedges	AOCI, Net
Attributable to Fluor Corporation:					
Balance as of December 31, 2019	$ (243)	$ (36)	$ (99)	$ (2)	$ (380)
OCI before reclassifications	(18)	(19)	(24)	20	(41)
Amounts reclassified from AOCI	—	1	4	(1)	4
Net OCI	(18)	(18)	(20)	19	(37)
Balance as of December 31, 2020	$ (261)	$ (54)	$ (119)	$ 17	$ (417)
Attributable to NCI:					
Balance as of December 31, 2019	$ (5)	$ —	$ —	$ —	$ (5)
OCI before reclassifications	1	—	—	—	1
Amount reclassified from AOCI	—	—	—	—	—
Net OCI	1	—	—	—	1
Balance as of December 31, 2020	$ (4)	$ —	$ —	$ —	$ (4)

(1)   Primarily consists of our share of our equity method investees' foreign currency translation.

The reclassifications out of AOCI follow:

(in millions)	Location in Consolidated Statement of Operations	Year Ended December 31,		
		2022	2021	2020
Component of AOCI:				
Ownership share of equity method investees' OCI	Cost of revenue	$ (8)	$ (1)	$ (1)
Income tax benefit	Income tax expense (benefit)	—	—	—
Net of tax		$ (8)	$ (1)	$ (1)
DB plan adjustments	Various accounts[1]	$ (4)	$ (202)	$ (4)
Income tax benefit	Income tax expense (benefit)	—	51	—
Net of tax		$ (4)	$ (151)	$ (4)
Unrealized gain (loss) on hedges:				
Commodity and foreign currency contracts	Various accounts[2]	$ 6	$ 26	$ 2
Interest rate contracts	Interest expense	—	(1)	(2)
Income tax benefit	Income tax expense (benefit)	(2)	(5)	1
Net of tax:		$ 4	$ 20	$ 1

(1)   DB plan adjustments were reclassified to "G&A" and "Loss on pension settlement".

(2)   Gains and losses on commodity and foreign currency derivatives were reclassified to "Cost of revenue" and "G&A".

24.   Discontinued Operations

In the first quarter of 2021, we committed to a plan to sell our Stork business as a single sale of a combined operation. However, the sale had to be re-marketed in 2022 as a component business. To date, we have only sold the Stork operations in Australia and New Zealand, which under GAAP must be reported in Cont Ops.

In late 2022, we sold the African operations of the AMECO equipment business for $2 million and recognized a loss on the sale of $10 million. In May 2021, we sold the North American operations of AMECO for $71 million and recognized a loss on the sale of $27 million. In August 2020, we sold the Jamaican operations of AMECO for $18 million and recognized a loss of $1 million. The results for the sold AMECO operations are reported in Disc Ops in 2021 and 2020 and are not material. Smaller AMECO operations in South America remain for sale.

The remaining Stork and AMECO operations no longer qualify for all Disc Ops criteria and are now reported in Cont Ops.

Fluor Corporation (NYSE: FLR) is building a better world by applying world-class expertise to solve its clients' greatest challenges. Fluor's 40,000 employees provide professional and technical solutions that deliver safe, well-executed, capital-efficient projects to clients around the world. Fluor had revenue of $13.7 billion in 2022 and is ranked 259 among the *Fortune* 500 companies. With headquarters in Irving, Texas, Fluor has provided engineering, procurement and construction services for more than 110 years. For more information, please visit www.fluor.com or follow Fluor on Twitter, LinkedIn, Facebook and YouTube.

Forward-Looking Statements This report contains statements that may constitute forward-looking statements involving risks and uncertainties, including statements about market outlook, new awards, backlog levels, competition and the implementation of strategic initiatives. These forward-looking statements reflect the Company's current analysis of existing information as of the date of this report and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the Company's actual results may differ materially from our expectations or projections. Additional information concerning factors that may influence Fluor's results can be found in the form 10-K that is contained within this report.

SHAREHOLDER REFERENCE

Common Stock Information
On January 31, 2023, there were 142,331,678 shares outstanding and approximately 4,041 shareholders of record of Fluor's common stock.

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Annual Shareholders' Meeting
Please visit investor.fluor.com for information regarding the time and location of our shareholders' meeting.

Non-GAAP Financial Measures
This report contains presentations of consolidated segment profit and net debt-to-capitalization ratio that are non-GAAP financial measures. Reconciliations of non-GAAP amounts to the comparable GAAP measures are included in the presentation accompanying our fourth quarter 2022 conference call held on February 21, 2023, that is posted in the investor relations section of our website at investor.fluor.com.

Stock Trading
Fluor's stock is traded on the New York Stock Exchange under the trading symbol FLR.

Investor Relations
Jason Landkamer
469.398.7222

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